As Filed with the Securities and Exchange Commission on February 9, 2001

                                                 Registration File No. 333-47844

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            ------------------------

                    PRE-EFFECTIVE AMENDMENT NO. 2 TO FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                  OF 1933 OF THE SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2




                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                                  7 ROSZEL ROAD
                           PRINCETON, NEW JERSEY 08540
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             BARRY G. SKOLNICK, ESQ.
                     SENIOR VICE PRESIDENT & GENERAL COUNSEL
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                                  7 ROSZEL ROAD
                           PRINCETON, NEW JERSEY 08540
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                             KIMBERLY J. SMITH, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                            WASHINGTON, DC 20004-2415

It is proposed that this filing will become effective as soon as practicable after the effective date.


TITLE OF SECURITIES BEING REGISTERED: Modified Single Premium Life Insurance Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
February, 2001

                  Merrill Lynch Variable Life Separate Account

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                                    issued by
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                    Home Office: Little Rock, Arkansas 72201
                          Service Center: P.O. Box 9025
                      Springfield, Massachusetts 01102-9025
                                1414 Main Street
                      Springfield, Massachusetts 01144-1007
                              Phone: (800) 354-5333
                                 offered through
               Merrill Lynch, Pierce, Fenner & Smith Incorporated

This prospectus describes contracts which generally are modified endowment contracts ("MECs") under federal tax law. Most distributions will have tax consequences and/or penalties.

Generally, through the first 14 days following a Contract's in force date, we will invest your initial payment in the subaccount of the Merrill Lynch Variable Life Separate Account (the "Separate Account") investing in the Merrill Lynch Domestic Money Market Fund. Afterward, you may reallocate your account value among any five of the subaccounts of the Separate Account. We then invest each subaccount's assets in corresponding portfolios ("Funds") of the following:


-   MERRILL LYNCH VARIABLE SERIES FUNDS, INC.                     -   MERCURY HW VARIABLE TRUST
    -   Basic Value Focus Fund                                        -   Mercury HW International Value
    -   Domestic Money Market Fund                                        VIP Portfolio
    -   Fundamental Growth Focus Fund                             -   DAVIS VARIABLE ACCOUNT FUND, INC.
    -   Government Bond Fund                                          -   Davis Value Portfolio
    -   Index 500 Fund                                            -   DELAWARE GROUP PREMIUM FUND
-   AIM VARIABLE INSURANCE FUNDS                                      -   Trend Series
    -   AIM V.I. International Equity Fund                        -   PIMCO VARIABLE INSURANCE TRUST
    -   AIM V.I. Value Fund                                           -   Total Return Bond Portfolio
-   ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.                  -   SELIGMAN PORTFOLIOS, INC
    -   Growth and Income Portfolio                                   -   Seligman Small-Cap Value
    -   Premier Growth Portfolio                                          Portfolio
-   MFS(R)-VARIABLE INSURANCE TRUST (TM)                          -   VAN KAMPEN LIFE INVESTMENT TRUST
    -   MFS Emerging Growth Series                                    -   Emerging Growth Portfolio
    -   MFS Growth With Income Series

Currently, you may transfer your account value as often as you like without charge.

During the guarantee period, we cannot terminate the Contract, regardless of investment results, unless loan debt exceeds the surrender value. The "guarantee period" extends from the contract date to the insured's attained age 100. The death benefit during the guarantee period may vary to reflect the investment results of the subaccounts chosen, but will never be less than the guaranteed minimum death benefit. The "guaranteed minimum death benefit" is the face amount of the contract. After the guarantee period, the Contract will remain in effect as long as the net surrender value is sufficient to cover all charges due, and the death benefit will be equal to the contract value.

Subject to certain conditions, you may:

        -  make additional premium payments in the first contract year

        -  make partial withdrawals

        -  borrow up to the loan value of your Contract

        -  cancel the Contract for its net surrender value

The account value will vary with the investment results of the subaccounts chosen. We don't guarantee any minimum surrender value.

Within certain limits, you may return the Contract or exchange it for a contract with benefits that don't vary with the investment results of a separate account.

It may not be advantageous to replace existing insurance with the Contract.

PURCHASING THIS CONTRACT INVOLVES CERTAIN RISKS. INVESTMENT RESULTS CAN VARY BOTH UP AND DOWN AND CAN EVEN DECREASE THE VALUE OF PREMIUM PAYMENTS. THEREFORE, YOU COULD LOSE ALL OR PART OF THE MONEY YOU INVEST. EXCEPT FOR THE GUARANTEED DEATH BENEFIT WE PROVIDE, YOU BEAR ALL INVESTMENT RISKS. WE DO NOT GUARANTEE HOW ANY OF THE SUBACCOUNTS OR FUNDS WILL PERFORM.

LIFE INSURANCE IS INTENDED TO BE A LONG-TERM INVESTMENT. YOU SHOULD EVALUATE YOUR INSURANCE NEEDS AND THE CONTRACT'S LONG-TERM INVESTMENT POTENTIAL AND RISKS BEFORE PURCHASING THE CONTRACT.

CURRENT PROSPECTUSES FOR MERRILL LYNCH VARIABLE SERIES FUNDS, INC.; AIM VARIABLE INSURANCE FUNDS; ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.; MFS(R)-VARIABLE INSURANCE TRUST(SM); MERCURY HW VARIABLE TRUST; SELIGMAN PORTFOLIOS, INC.; DAVIS VARIABLE ACCOUNT FUND, INC.; DELAWARE GROUP PREMIUM FUND; PIMCO VARIABLE INSURANCE TRUST; AND VAN KAMPEN LIFE INVESTMENT TRUST MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE HAVE NOT AUTHORIZED ANY PERSON

TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                TABLE OF CONTENTS

IMPORTANT TERMS......................................................................................   6
SUMMARY OF THE CONTRACT..............................................................................   8
         What The Contract Provides..................................................................   8
         Availability and Payments...................................................................   8
         The Account Value...........................................................................   9
         The Subaccounts.............................................................................   9
         Illustrations...............................................................................   9
         Replacement of Existing Coverage............................................................   9
         Right to Cancel ("Free Look" Period) or Exchange............................................   9
         Distributions From The Contract.............................................................   10
         Charges, Fees and Credits...................................................................   10
         Annual Expenses.............................................................................   12
         Notes to Fee Table..........................................................................   13
FACTS ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY, MERRILL
LYNCH, PIERCE, FENNER & SMITH INCORPORATED, AND THE
SEPARATE ACCOUNT.....................................................................................   13
         Merrill Lynch Life Insurance Company........................................................   13
         Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")...............................   14
         The Separate Account........................................................................   14
         Net Rate of Return for a Subaccount.........................................................   15
         Changes within the Separate Account.........................................................   15
THE FUNDS............................................................................................   16
         General Information and Investment Risks....................................................   16
         Merrill Lynch Variable Series Funds, Inc....................................................   17
         A I M Variable Insurance Funds..............................................................   18
         Alliance Variable Products Series Fund, Inc.................................................   18
         MFS(R) Variable Insurance Trust(TM).........................................................   19
         Mercury HW Variable Trust...................................................................   19
         Davis Variable Account Fund, Inc............................................................   20
         Delaware Group Premium Fund ................................................................   20
         PIMCO Variable Insurance Trust..............................................................   20
         Seligman Portfolios, Inc....................................................................   21
         Van Kampen Life Investment Trust............................................................   21
         The Operation of the Funds..................................................................   21
FACTS ABOUT THE CONTRACT.............................................................................   23
         Who May Be Covered..........................................................................   23
         Initial Payment.............................................................................   23
         Right To Cancel ("Free Look" Period)........................................................   24
         Making Additional Payments..................................................................   24
         Account Value...............................................................................   25
         Owner's Right to Transfer Account Value.....................................................   25
         Charges and Credits.........................................................................   26
         Charges Deducted From The Account Value.....................................................   26
         Charges To The Separate Account.............................................................   27
         Surrender Charge............................................................................   27
         Transaction Charges.........................................................................   28
         Fund Expenses...............................................................................   28

         Credits Added to the Account Value..........................................................   28
         Surrender Value.............................................................................   28
         Canceling To Receive Net Surrender Value....................................................   29
         Partial Withdrawals.........................................................................   29
         Loans.......................................................................................   30
         Guarantee Period............................................................................   31
         Guaranteed Benefits.........................................................................   31
DEATH BENEFIT........................................................................................   31
         Death Benefit Proceeds......................................................................   32
         Payment Of Death Benefit Proceeds...........................................................   32
MORE ABOUT THE CONTRACT..............................................................................   33
         Using The Contract..........................................................................   33
         Dollar Cost Averaging.......................................................................   35
         Right To Exchange Contract..................................................................   36
         Choosing an Income Option...................................................................   36
         Reports To Contract Owners..................................................................   37
         Some Administrative Procedures..............................................................   37
         Other Contract Provisions...................................................................   38
         Group Or Sponsored Arrangements.............................................................   39
         Unisex Legal Considerations.................................................................   40
         Selling The Contracts.......................................................................   40
         Tax Considerations..........................................................................   41
         Our Income Taxes............................................................................   44
         Reinsurance.................................................................................   44
ILLUSTRATIONS........................................................................................   44
MORE ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY......................................................   50
         Directors And Executive Officers............................................................   50
         Services Arrangement........................................................................   51
         State Regulation............................................................................   51
         Legal Proceedings...........................................................................   51
         Experts.....................................................................................   51
         Legal Matters...............................................................................   51
         Registration Statements.....................................................................   52
         Financial Statements........................................................................   52
         Effect of Additional Payment on Face Amount.................................................   53
         Effect of Partial Withdrawals on Face Amount................................................   53

                                 IMPORTANT TERMS

account value: is the amount available for investment under this Contract at any time. It is the sum of the value in each of the subaccounts.

accumulation unit: is a unit of measure used to compute the value of your interest in a subaccount.

attained age: is the issue age of the insured plus the number of full contract years since the contract date.

beneficiary: is the person to whom we pay the death benefit proceeds upon the insured's death.

Company: Merrill Lynch Life Insurance Company, also referred to as "we" or "us."

contract anniversary: is the same date of each year as the contract date.

contract date: is used to determine processing dates, contract years and contract anniversaries. It is usually the business day next following the receipt of the initial premium payment at the Service Center.

contract value: is the account value plus loan debt, less any charges we accrue for. Accrued charges are collected as of a processing date or contract anniversary, and upon surrender.

death benefit: is the greater of the guaranteed minimum death benefit and the variable insurance amount.

death benefit proceeds: is the amount payable to the beneficiary upon the death of the insured. It equals the death benefit less any loan debt.

due proof of death: is a certified copy of the death certificate, beneficiary statement and any additional paperwork necessary to process payment of a death claim when the insured dies.

fixed base: is used to determine any adjustments to the face amount due to additional premium payments or withdrawals. The fixed base on the contract date equals the contract value. On subsequent processing dates we calculate the fixed base by adding premium payments and subtracting withdrawals, adding interest from the dates of the payment or withdrawal at an annual rate of 4%, and subtracting guaranteed maximum cost of insurance charges. After the expiration of the guarantee period, the fixed base is set to zero.

Fund: is an investment portfolio of an open-end management investment company or unit investment trust in which a subaccount invests.

guarantee period: extends from the contract date to the insured's attained age
100. We cannot terminate the Contract during the guarantee period unless loan debt exceeds the surrender value on a processing date.

guaranteed minimum death benefit: is the death benefit payable regardless of the investment results of the subaccounts during the guarantee period. The guaranteed minimum death benefit equals the face amount. After the insured's attained age 100, the guaranteed minimum death benefit is zero.

in force date: is the date when the underwriting process is complete, and we receive the initial premium payment and any outstanding contract amendments at the Service Center.

issue age: is the insured's age as of his or her birthday nearest the contract date.

issue date: is the date this contract is issued at the Service Center. The contestable and suicide periods are measured from this date.

loan debt: is the loan amount on the last contract anniversary (including capitalized loan interest), plus any new loans since that anniversary, less any repayments since that anniversary, plus accrued loan interest.

net amount at risk: is the excess of the death benefit over the contract value, adjusted for interest at 4%.

net contract value: is the contract value less any loan debt.

net loan cost: is the difference between loan interest charged and interest credited to loan collateral.

net single premium factor: is used to determine the amount of death benefit purchased by $1.00 of contract value. We use this factor in the calculation of the variable insurance amount to make sure that the Contract always meets the requirements of what constitutes a life insurance contract under the Internal Revenue Code (IRC).

net surrender value: is equal to surrender value less any loan debt.

premiums: is the money paid into this Contract.

processing dates: are the days when we may deduct charges or add credits, or determine the amount of a charge or credit. Processing dates begin on the contract date and occur on the same day of the month as the contract date, at the end of each three-month processing period.

processing period: is the three-month period between consecutive processing dates.

Separate Account: is the investment vehicle used to fund the Contract. The Separate Account has multiple subaccounts, which invest in corresponding shares or units of the Funds.

surrender value: is the contract value less any applicable surrender charges.

valuation period: is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange (NYSE) is open for trading, or any day on which the SEC otherwise requires that the Funds be valued. We calculate the value of an accumulation unit for each subaccount at the end of each valuation period.

variable insurance amount: is the contract value multiplied by the appropriate net single premium factor.

                             SUMMARY OF THE CONTRACT

WHAT THE CONTRACT PROVIDES

The Contract offers a choice of investments and an opportunity for the account value and death benefit to grow based on the investment results of the Funds.

We don't guarantee that contract values will increase. Depending on the investment results of the subaccounts you select, the account value and death benefit may go up or down on any day. You bear the investment risk for any amount allocated to a subaccount.

You should purchase the Contract for its death benefit. You may use the Contract's net surrender value, as well as its death benefit, to provide proceeds for various individual and business planning purposes. However, partial withdrawals and loans will affect the net surrender value and death benefit proceeds. Loans may cause the Contract to terminate. The Contract is designed to provide benefits on a long-term basis. Before purchasing a Contract in connection with a specialized purpose, you should consider whether the long-term nature of the Contract, its investment risks, and the potential impact of any contemplated loans and partial withdrawals, are consistent with the purposes you may be considering. Moreover, using a Contract for a specialized purpose may have tax consequences. (See "Tax Considerations".)

Death Benefit. During the guarantee period, the death benefit equals the guaranteed minimum death benefit or variable insurance amount, whichever is larger. The variable insurance amount increases or decreases depending on the investment results of the subaccounts you select. Therefore, the death benefit may go up or down depending on investment performance, but it will never drop below the guaranteed minimum death benefit. After the expiration of the guarantee period (described below), the death benefit is equal to the contract value. We will reduce the death benefit by any loan debt to determine the death benefit proceeds payable to the beneficiary.

Guarantee Period. During the guarantee period, we cannot terminate the Contract, regardless of investment results, unless loan debt exceeds the surrender value. The "guarantee period" extends from the contract date to the insured's attained age 100.

Tax Benefits and Tax Considerations. We believe the Contract generally provides at least the minimum death benefit required to qualify as "life insurance" under federal tax law (See "Tax Considerations"). By satisfying this requirement, the Contract provides two important tax benefits:

        1)      Its death benefit is generally not subject to income tax;

        2) Any increases in the Contract's account value are not taxable until distributed from the Contract. (Since the Contract generally is a modified endowment contract, distributions are subject to tax, and, if taken before you reach age 59 1/2, may also be subject to a 10% Federal penalty tax. See "Tax Considerations".)

AVAILABILITY AND PAYMENTS

You may apply for a Contract for an insured age 20-79. We will also consider issuing Contracts for insureds from age 80 through 85 on an individual basis. A Contract can be purchased with a minimum single payment of $10,000.

Subject to certain conditions, you may make additional premium payments during the first contract year. (See "Additional Premium Payments".)

THE ACCOUNT VALUE

A Contract's account value is the amount available for investment at any time. On the contract date (usually the next business day after our Service Center receives your initial payment), the account value is equal to the initial payment. Afterwards, it varies daily based on the investment performance of your selected subaccounts. You bear the risk of poor investment performance and receive the benefit of favorable investment performance. You may wish to consider diversifying your investment in the Contract by allocating the account value among two or more subaccounts.

THE SUBACCOUNTS

We invest your premium payments in subaccounts of the Separate Account. Generally, through the first 14 days following the in force date, we will invest the initial premium payment only in the subaccount of the Separate Account investing in the Merrill Lynch Domestic Money Market Fund. Afterwards, we will reallocate the account value according to your instructions among up to five of the subaccounts. (See "Changing the Allocation".)

ILLUSTRATIONS

Illustrations in this Prospectus or used in connection with the purchase of the Contract are based on hypothetical investment rates of return. We don't guarantee these rates. They are illustrative only, and not a representation of past or future performance. Actual rates of return may be more or less than those shown in the illustrations. Actual values will be different than those illustrated.

REPLACEMENT OF EXISTING COVERAGE

Generally, it is not advisable to purchase an insurance contract as a replacement for existing coverage. Before you buy a Contract, ask your Merrill Lynch Financial Consultant if changing, or adding to, current insurance coverage would be advantageous. Don't base your decision to replace existing coverage solely on a comparison of illustrations.

RIGHT TO CANCEL ("FREE LOOK" PERIOD) OR EXCHANGE

Once you receive the Contract, review it carefully to make sure it is what you want. Generally, you may return a Contract for a refund within ten days after you receive it. Some states allow a longer period of time to return the Contract. If required by your state, you may return the Contract within the later of ten days after receiving it or 45 days from the date the application is completed. If you return the Contract during the "free look" period, we will refund your initial premium payment without interest.

You may also exchange your Contract within 18 months of the issue date (24 months in some states) for a contract with benefits that do not vary with the investment results of a separate account.

DISTRIBUTIONS FROM THE CONTRACT

Partial Withdrawals. Subject to certain limits you may make partial withdrawals beginning in the second contract year. The maximum number of withdrawals permitted each contract year is six. Partial withdrawals may be subject to a surrender charge. (See "Partial Withdrawals".) Partial withdrawals may also have tax consequences. (See "Tax Considerations".)

Surrenders. You may cancel your Contract at any time and receive the net surrender value. The net surrender value is equal to the surrender value less any loan debt. The surrender value is equal to the contract value less any applicable surrender charge. Surrendering your Contract may have tax consequences. (See "Tax Considerations".)

Loans. You may borrow money from us, using your Contract as collateral, subject to limits. We deduct loan debt from the amount payable on surrender of the Contract and from any death benefit payable. Loan interest accrues daily and, if it is not paid each year, it is treated as a new loan ("capitalized") and added to the outstanding loan amount. With a MEC, both the loan amount and the amount of capitalized loan interest are treated as taxable distributions. Depending upon investment performance of the subaccounts and the amounts borrowed, loans may cause a Contract to lapse. If the Contract lapses with loan debt outstanding, adverse tax consequences may result. Loan debt is considered part of the contract value, which is used to calculate taxable gain. Loans may have other adverse tax consequences. (See "Loans" and "Tax Considerations--Tax Treatment of Loans and Other Distributions".)

CHARGES, FEES AND CREDITS

Account Value Charges. We invest the entire amount of all premium payments in the Separate Account. We then deduct certain charges from your account value on processing dates. (See "Charges Deducted From the Account Value"). These charges are:

        - EXPENSE CHARGE - The expense charge is calculated on the contract date and on each subsequent processing date, and deducted in arrears on the next processing date following the calculation date through the 10th contract anniversary. The quarterly charge is .1125% (.45% annually) of your contract value. It is accrued for daily between processing dates.

        - COST OF INSURANCE CHARGE - The cost of insurance charge is calculated on the contract date and on each subsequent processing date, and deducted in arrears on the next processing date following the calculation date. The current charge is an asset-based charge applied to contract value, and depends upon the underwriting class, and issue age of the insured. We have the right to increase the current rate. However, the current cost of insurance charge cannot exceed the guaranteed maximum charge. The cost of insurance charge is accrued for daily between processing dates.

        - NET LOAN COST - The net loan cost is accrued daily, and deducted on each contract anniversary if there has been any loan debt during the prior year. It currently equals 1.00% and is guaranteed not to exceed 2.00% of the loan debt per year.

Separate Account Charge. We deduct an asset-based charge daily from the net asset value of each subaccount. It is equal to .003699% (1.35% annually).

Surrender Charge. We deduct certain charges upon withdrawal or surrender under the Contract. The surrender charge consists of a contingent deferred sales load and an unamortized expense charge. The surrender charge is a percentage of each premium withdrawn or surrendered from your account value during the first 10 years following payment of the premium. It decreases over time, as shown below.

COMPLETED YEARS
---------------
SINCE PREMIUM PAYMENT               1           2       3       4       5      6       7       8       9      10     11+
---------------------            ----         ---     ---     ---     ---    ---     ---     ---     ---     ---    ----

% OF PREMIUM PAYMENT
--------------------

CDSL                               6.0        5.4     4.8     4.2     3.6    3.0     2.4     1.8     1.2     0.6       0
----                             -----        ---     ---     ---     ---    ---     ---     ---     ---     ---    ----

UNAMORTIZED EXPENSE                4.0        3.6     3.2     2.8     2.4    2.0     1.6     1.2     0.8     0.4       0
-------------------              -----        ---     ---     ---     ---    ---     ---     ---     ---     ---    ----

TOTAL SURRENDER CHARGE            10.0        9.0     8.0     7.0     6.0    5.0     4.0     3.0     2.0     1.0       0
----------------------           -----        ---     ---     ---     ---    ---     ---     ---     ---     ---    ----

For purposes of calculating the surrender charge, gain is never subject to a surrender charge. "Gain" is equal to the contract value less premiums remaining in the Contract. To calculate the surrender value we determine the amount of any surrender charge payable by assuming that gain is withdrawn first, followed by premiums on a first-in, first-out basis. To calculate any surrender charge for a partial withdrawal, unloaned gain is assumed to be withdrawn first. For this purpose, "unloaned gain" is equal to the contract value less the premiums remaining in the Contract, less loan interest credited to the loan collateral account that has not been repaid.

Transfer Charge. We reserve the right to charge $25 for each transfer of account value in excess of 12 transfers in a contract year.

Change of Insured Charge. We reserve the right to charge up to $500 if you change the insured under the Contract.

Exchange for Fixed Contract Charge. We reserve the right to charge up to $500 if you exchange this Contract for a contract with benefits that do not vary with the investment results of a separate account.

Credits To Account Value. Starting at the end of the first processing period of the 11th contract year, we add an asset-based credit to your account value. The quarterly credit is .1125% (.45% annually) of the account value, credited on each processing date. We add this credit solely for the purpose of reducing the separate account charge.

Advisory Fees and Fund Expenses. The Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 1999, as a percentage of each Fund's average net assets. For more information on fees and charges, see "Charges to Fund Assets".


ANNUAL EXPENSES

           MERRILL LYNCH VARIABLE SERIES FUNDS, INC. (CLASS A SHARES)


                                                         DOMESTIC           FUNDAMENTAL
                                   BASIC VALUE             MONEY              GROWTH            GOVERNMENT
ANNUAL EXPENSES                       FOCUS               MARKET             FOCUS (a)             BOND              INDEX 500
---------------                       -----               ------             ---------             ----              ---------
Investment Advisory Fees              .60%                 .50%                .65%                .50%                 .30%
Other Expenses                        .06%                 .05%                .15%                .05%                 .05%
Total Annual Operating
      Expenses                        .66%                 .55%                .80%                .55%                 .35%
Expense Reimbursements                 ---                  ---                 ---                 ---                 ---
Net Expenses                          .66%                 .55%                .80%                .55%                 .35%


                                            AIM               ALLIANCE VARIABLE
                                          VARIABLE             PRODUCTS SERIES                   MFS(R)                MERCURY HW
                                         INSURANCE                FUND, INC.                    VARIABLE                VARIABLE
                                           FUNDS               (CLASS A SHARES)              INSURANCE TRUST             TRUST
                                           -----               ----------------              ---------------             -----


                                 AIM V.I.                                                                               MERCURY HW
                              INTERNATIONAL     AIM V.I.    GROWTH AND    PREMIER     MFS EMERGING   MFS GROWTH WITH   INTERNATIONAL
     ANNUAL EXPENSES             EQUITY          VALUE       INCOME       GROWTH      GROWTH (c)       INCOME (c)       VALUE VIP
     ---------------             ------          -----       ------       ------      ----------       ----------       ---------
Investment Advisory Fees...        .75%           .61%         .63%        1.00%          .75%             .75%             .75%
Other Expenses.............        .22%           .15%         .08%         .05%          .09%             .13%             .26%
Total Annual Operating
       Expenses............        .97%           .76%         .71%        1.05%          .84%             .88%            1.01%
                                   ---            ---          ---         ----           ---              ---             ----
Expense Reimbursements.....        ---             ---          ---         ---           ---               ---             ---
Net Expenses...............        .97%           .76%         .71%        1.05%          .84%             .88%            1.01%
                                   ---            ---          ---         ----           ---              ---             ----


                                                                        PIMCO
                                       DAVIS        DELAWARE          INSURANCE
                                     VARIABLE         GROUP             TRUST              SELIGMAN               VAN KAMPEN
                                      ACCOUNT        PREMIUM       (ADMINISTRATIVE       PORTFOLIOS,            LIFE INVESTMENT
                                    FUND, INC.        FUND          CLASS SHARES)            INC.                    TRUST
                                    ----------        ----          ------------             ----                    -----


                                                                        TOTAL                  SELIGMAN
                                        DAVIS         TREND             RETURN                SMALL-CAP              EMERGING
     ANNUAL EXPENSES                    VALUE        SERIES            BOND (e)               VALUE (b)             GROWTH (d)
-----------------------                 -----        ------            --------               ---------             ----------
Investment Advisory Fees                 .75%         .75%               .40%                   1.00%                  .70%
Other Expenses.........                  .25%         .07%               .35%                    .41%                  .18%
Total Annual Operating
      Expenses.........                 1.00%         .82%               .75%                   1.41%                  .88%
                                        ----          ---                ---                    ----                   ---
Expense Reimbursements                   ---           ---               .10%                    ---                   ---
Net Expenses...........                 1.00%         .82%               .65%                   1.41%                  .88%
                                        ----          ---                ---                    ----                   ---

NOTES TO FEE TABLE

(a) "Other Expenses" and "Net Expenses" shown for the Fundamental Growth Focus Fund are based on expenses estimated for the current fiscal year.

(b)     The Fee Table does not reflect fees waived or expenses assumed by J. &
        W. Seligman & Co. Incorporated ("Seligman") for the Seligman Small-Cap Value Portfolio during the year ended December 31, 1999. Such waivers and assumption of expenses were made on a voluntary basis, and may be discontinued or reduced at any time without notice. During the fiscal year ended December 31, 1999, Seligman waived fees and expenses totaling 0.41% for the Seligman Small-Cap Value Portfolio. Considering such reimbursements, "Net Expenses" would have been 1.00%.

(c) The MFS Emerging Growth Series and the MFS Growth With Income Series have an expense offset arrangement which reduces each Fund's custodial fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Each Fund may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Fund's expenses. "Other Expenses" does not take into account these expense reductions, and is therefore higher than the actual expenses of the Funds. Had these fee reductions been taken into account, "Net Expenses" would have been 0.83% for the Emerging Growth Series and 0.87% for the Growth With Income Series.

(d) The Fee Table does not reflect fees waived or expenses assumed by Van Kampen Asset Management Inc. ("Van Kampen Management") for the Emerging Growth Portfolio during the year ended December 31, 1999. Such waivers and assumption of expenses were made on a voluntary basis, and may be discontinued or reduced at any time without notice. During the fiscal year ended December 31, 1999, Van Kampen Management waived fees and expense totaling 0.03% for the Emerging Growth Portfolio. Considering such reimbursements, "Net Expenses" would have been 0.85%.

(e) Pacific Investment Management Company ("PIMCO") has agreed to reduce its 0.25% administrative fee (which is included in "Other Expenses" in the Fee Table) to the extent that total Fund operating expenses would exceed 0.65% of average daily net assets, due to organizational expenses and the payment by the Fund of its pro rata portion of the Trust's Trustees' fees. Any such waiver is subject to potential future reimbursement within three years from the date the fee was waived.

        FACTS ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY, MERRILL LYNCH,
          PIERCE, FENNER & SMITH INCORPORATED, AND THE SEPARATE ACCOUNT

MERRILL LYNCH LIFE INSURANCE COMPANY

Merrill Lynch Life Insurance Company ("we" or "us") is a stock life insurance company organized under the laws of the State of Washington on January 27, 1986 and redomesticated under the laws of the State of Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 49 states, Guam, the U.S. Virgin Islands and the District of Columbia. We are also authorized to sell variable life insurance and variable annuities in most jurisdictions.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED ("MLPF&S")

MLPF&S provides a world-wide broad range of securities brokerage and investment banking services. It provides marketing services for us and is the principal underwriter of the Contracts issued through the Separate Account. We retain MLPF&S to provide services relating to the Contracts under a distribution agreement. (See "Selling the Contracts".)

THE SEPARATE ACCOUNT

We established the Separate Account, a separate investment account, on November 16, 1990. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. This registration does not involve any supervision by the Securities and Exchange Commission over the investment policies or practices of the Separate Account. The Separate Account meets the definition of a separate account under the federal securities laws. We use the Separate Account to support the Contract as well as other variable life insurance contracts we issue. The Separate Account is also governed by the laws of the State of Arkansas, our state of domicile.

We own all of the assets in the Separate Account. We keep the Separate Account's assets apart from our general account and any other separate accounts we may have. Arkansas insurance law provides that the Separate Account's assets, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct.

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets in the Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account. If the Separate Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account.

There are currently 17 subaccounts in the Separate Account that are available for investment.

        - Five invest in Class A shares of a Fund of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series Funds").

        - Two invest in shares of a Fund of the AIM Variable Insurance Funds (the "AIM V.I. Funds").

        - Two invest in shares of a Fund of the Alliance Variable Products Series Fund, Inc. (the "Alliance Fund").

        - Two invest in shares of a Fund of the MFS(R) - Variable Insurance Trust-(SM)- (the "MFS Trust").

        - One invests in shares of a Fund of the Mercury HW Variable Trust (the "Mercury HW Trust").

        - One invests in shares of a Fund of the Davis Variable Account Fund, Inc. (the "Davis Fund").

        - One invests in shares of a Fund of the Delaware Group Premium Fund (the "Delaware Fund").

        - One invests in shares of a Fund of the PIMCO Variable Insurance Trust (the "PIMCO Trust").

        - One invests in shares of a Fund of Seligman Portfolios, Inc. (the "Seligman Portfolios").

        - One invests in shares of a Fund of the Van Kampen Life Investment Trust (the "Van Kampen Trust").

You'll find complete information about the Funds, including the risks associated with each portfolio in the accompanying prospectuses. They should be read along with this Prospectus.

NET RATE OF RETURN FOR A SUBACCOUNT

Each subaccount has a distinct unit value (also referred to as "price", "accumulation unit value" or "AUV" in reports we furnish to you). When we allocate your payments or transfers or add amounts to a subaccount, we purchase units based on the value of a unit of the subaccount as of the end of the valuation period during which the allocation occurs. When we transfer or deduct amounts out of a subaccount, we redeem units in a similar manner. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange is open or there's enough trading in portfolio securities to materially affect the unit value of a subaccount.

The AUV for each valuation period fluctuates based upon the net rate of return for that period. We determine the net rate of return of a subaccount at the end of each valuation period. The net rate of return reflects the investment performance of the Fund for the valuation period and the charges to the Separate Account. Fund shares are valued at net asset value and reflect reinvestment of any dividends or capital gains distributions declared by the Funds.

CHANGES WITHIN THE SEPARATE ACCOUNT

We may add new subaccounts. We can also eliminate subaccounts, combine two or more subaccounts, or substitute a new Fund for the Fund in which a subaccount invests. A substitution may become necessary if, in our judgment, a Fund no longer suits the purposes of the Contracts. This may happen due to a change in laws or regulations, or a change in a Fund's investment objectives or restrictions, or because the Fund is no longer available for investment, or for some other reason. If necessary, we would get prior approval from the Arkansas State Insurance Department and the Securities and Exchange Commission and any other required approvals before making such a substitution.

Subject to any required regulatory approvals, we can transfer assets of the Separate Account or of any of the subaccounts to another separate account or subaccount.

When permitted by law, we also can:

        - deregister the Separate Account under the Investment Company Act of 1940;

        -       make any changes required by applicable law;

        - operate the Separate Account as a management company under the Investment Company Act of 1940 or in any other form of organization permitted by applicable law;

        - reserve, restrict or eliminate any voting rights of contract owners, or other persons who have voting rights as to the Separate Account;

        - combine and reserve the Separate Account with other separate accounts; and

        -       create new separate accounts.

                                    THE FUNDS

GENERAL INFORMATION AND INVESTMENT RISKS

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of Fund operations can be found in the Fund prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.), and insurance companies not affiliated with us, to support benefits under certain variable annuity and variable life insurance contracts. Shares of these funds may be offered in the future to certain pension or retirement plans.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain funds available only through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of the similarly named Fund available through the Contract.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

Below we list the Funds in which the subaccounts invest.

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of 5 of its Funds for investment through the Contract.

Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset Management, L.P., and Mercury Advisors, is a worldwide mutual fund leader, and had a total of $550.07 billion in investment company and other portfolio assets under management as of January 31, 2000. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM's principal business address is 800 Scudders Mill Road, Plainsboro, and New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. The fees charged to each of these Funds are set forth in the summary below.

MLIM and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets (see "Selling the Contract").

BASIC VALUE FOCUS FUND. This Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. MLIM receives an advisory fee from the Fund at the annual rate of 0.60% of the average daily net assets of the Fund.

DOMESTIC MONEY MARKET FUND. This Fund seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. MLIM receives an advisory fee from the Fund at the annual rate of 0.50% of the average daily net assets of the Fund.

FUNDAMENTAL GROWTH FOCUS FUND. This Fund seeks long-term growth of capital. The Fund purchases primarily common stocks of U.S. companies that Fund management believes have shown above-average rates of growth earnings over the long-term. The Fund will invest at least 65% of its total assets in equity securities. MLIM receives an advisory fee from the Fund at an annual rate of 0.65% of the average daily net assets of the Fund.

GOVERNMENT BOND FUND. This Fund seeks the highest possible current income consistent with the protection of capital afforded by investing in debt securities issued or guaranteed by the United States Government, its agencies or instrumentalities. MLIM receives an advisory fee from the Fund at an annual rate of 0.50% of the average daily net assets of the Fund.

INDEX 500 FUND. This Fund seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). MLIM receives an advisory fee from the Fund at an annual rate of 0.30% of the average daily net assets of the Fund.

AIM VARIABLE INSURANCE FUNDS

AIM Variable Insurance Funds ("AIM V.I. Funds") is registered with the Securities and Exchange Commission as an open-end, series, management investment company. It currently offers the Separate Account two of its Funds.

A I M Advisors, Inc. ("AIM"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, serves as the investment adviser to each of the AIM V.I. Funds. AIM has acted as an investment adviser since its organization in 1976. Today AIM, together with its subsidiaries, advises or manages over 120 investment portfolios, including the Funds, encompassing a broad range of investment objectives. As the investment adviser, AIM receives compensation from the Funds for its services. The fees charged to each of these Funds are set forth in the summary of investment objectives below.

AIM V.I. INTERNATIONAL EQUITY FUND. This Fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. AIM receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

AIM V.I. VALUE FUND. This Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to AIM's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. AIM receives an advisory fee from the Fund at an annual rate of 0.65% of the first $250 million of the Fund's average daily net assets and 0.60% of the Fund's average daily net assets in excess of $250 million.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. ("Alliance Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of two of its Funds. Alliance Capital Management L.P. ("Alliance"), a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, New York 10105 serves as the investment adviser to each Fund of the Alliance Fund. Alliance Capital Management Corporation ("CMC"), the sole general partner of Alliance, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of AXA Financial, Inc., a holding company which is controlled by AXA, a French insurance holding company for an international group of insurance and related financial services companies. As the investment adviser, Alliance is paid fees by the Funds for its services. The fees charged to each Fund are set forth in the summary of investment objectives below.

GROWTH AND INCOME PORTFOLIO. This Fund seeks reasonable current income and reasonable opportunity for appreciation through investing primarily in dividend-paying stocks of good quality. Alliance receives an advisory fee from the Fund at an annual rate of 0.63% of the average daily net assets of the Fund.

PREMIER GROWTH PORTFOLIO. This Fund seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income is incidental to the objective of capital growth. Alliance receives an advisory fee from the Fund at an annual rate of 1.00% of the average daily net assets of the Fund.

MFS(R)VARIABLE INSURANCE TRUST(TM)

MFS(R)Variable Insurance Trust(TM) ("MFS Trust") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account two of its Funds.

Massachusetts Financial Services Company ("MFS"), a Delaware corporation, 500 Boylston Street, Boston, Massachusetts 02116, serves as the investment adviser to each Fund of MFS Trust. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which, in turn, is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. As the investment adviser, MFS is paid fees by these Funds for its services. The fees charged to each Fund are set forth in the summary of investment objectives below.

MFS EMERGING GROWTH SERIES. This Fund seeks long-term growth of capital. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities of emerging growth companies. These companies are companies that the Fund's adviser believes are either early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. MFS receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income. Under normal conditions, the Fund invests at least 65% of its total assets in common stock and related securities. Although the Fund may invest in companies of any size, it primarily invests in companies with larger market capitalizations and attractive valuations based on current and expected earnings or cash flow. MFS receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

MERCURY HW VARIABLE TRUST

Mercury HW Variable Trust ("Mercury HW Trust"), a Massachusetts business trust, is registered with the Securities and Exchange Commission as an open-end management investment company. The Mercury HW Trust is intended to serve as the investment medium for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain insurance companies.

Mercury Advisors, 725 S. Figueroa Street, Suite 4000, Los Angeles, California 90017-5400, serves as the investment adviser to the International Value VIP Portfolio and generally administers the affairs of the Mercury HW Trust. Mercury Advisors is a division of MLIM. As the investment adviser, Mercury Advisors is paid fees by the Fund for its services. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

MERCURY HW INTERNATIONAL VALUE VIP PORTFOLIO. The Fund's investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. The Fund invests at least 65% of its total assets in stocks in at least ten foreign markets. In investing the Fund, Mercury Advisors follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus have a lower price than their true worth. Mercury Advisors receives from the Fund an advisory fee at an annual rate of 0.75% of the average daily net assets of the Fund.

DAVIS VARIABLE ACCOUNT FUND, INC.

Davis Variable Account Fund, Inc. ("Davis Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Davis Value Portfolio. Davis Selected Advisers, LP ("Davis Advisers"), located at 2949 East Elvira Road, Tucson, Arizona 85706, is the investment adviser to the Davis Value Portfolio. Davis Selected Advisers-NY, Inc. ("Davis Advisers-NY"), located at 609 Fifth Avenue, New York, New York 10017 serves as the sub-adviser to the Davis Value Portfolio. Davis Advisers-NY is a wholly owned subsidiary of Davis Advisers. Davis Advisers pays the sub-advisory fee, not the Davis Value Portfolio. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

DAVIS VALUE PORTFOLIO. This Fund seeks to provide growth of capital. The Fund invests primarily in common stock of U .S. companies with market capitalizations of at least $5 billion. These companies are selected based on their potential for long-term growth, long-term return, and minimum risk. Davis Advisers receives an advisory fee at an annual rate of 0.75% of the average daily net assets of the Fund.

DELAWARE GROUP PREMIUM FUND

Delaware Group Premium Fund ("Delaware Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Trend Series. Delaware Management Company, located at One Commerce Square, Philadelphia, Pennsylvania 19103, serves as the investment adviser to the Trend Series. Delaware Management Company is a series of Delaware Management Business Trust, which is an indirect, wholly owned subsidiary of Delaware Management Holdings, Inc. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

TREND SERIES. This Fund seeks long-term capital appreciation. The Fund invests primarily in stocks of small, growth-oriented companies that Fund management believes are responsive to changes within the marketplace and which management believes have fundamental characteristics to support continued growth. Delaware Management Company receives an advisory fee from the Fund at an annual rate of 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 million, and 0.60% on assets over $2.5 million of the average daily net assets of the Fund.

PIMCO VARIABLE INSURANCE TRUST

PIMCO Variable Insurance Trust ("PIMCO Trust") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers one of its Funds, the Total Return Bond Portfolio, to the Separate Account. Pacific Investment Management Company ("PIMCO"), located at 840 Newport Center Drive, Suite 300, Newport Beach, California 92660, serves as the investment adviser to the Total Return Bond Portfolio. PIMCO is a wholly owned subsidiary partnership of PIMCO Advisers, L.P. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

TOTAL RETURN BOND PORTFOLIO. This Fund seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates. PIMCO receives an advisory fee at an annual rate of 0.40% of the average daily net assets of the Fund.

SELIGMAN PORTFOLIOS, INC.

Seligman Portfolios, Inc. ("Seligman Portfolios") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Small-Cap Value Portfolio. J. & W. Seligman & Co. Incorporated ("Seligman"), located at 100 Park Avenue, New York, New York 10017 serves as the investment manager to the Seligman Small-Cap Value Portfolio. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

SELIGMAN SMALL-CAP VALUE PORTFOLIO. This Fund seeks long-term capital appreciation. Generally, the Fund invests at least 65% of its total assets in the common stocks of "value" companies with small market capitalization that the Fund manager believes have been undervalued, either historically, by the market, or by their peers. Seligman receives an advisory fee at an annual rate of 1.00% on the first $500 million, .90% on the next $500 million, and .80% thereafter of the average daily net assets of the Fund.

VAN KAMPEN LIFE INVESTMENT TRUST

Van Kampen Life Investment Trust ("Van Kampen Trust") is registered with the Securities and Exchange Commission as a diversified open-end management company. It currently offers the Separate Account one of its Funds, the Emerging Growth Portfolio. Van Kampen Asset Management Inc. ("Van Kampen Management") is the portfolio's investment adviser. Van Kampen Management is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, and is a wholly owned subsidiary of Van Kampen Investments, Inc. Van Kampen Funds Inc., the distributor of the Fund, is also a wholly owned subsidiary of Van Kampen Investments, Inc. Van Kampen Investments, Inc. is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. As the investment adviser, Van Kampen Management is paid fees by the Fund for its services. The fees to the Fund are set forth in the summary of investment objective below.

EMERGING GROWTH PORTFOLIO. The investment objective of the Fund is to seek capital appreciation. Under normal market conditions, the Fund's investment adviser seeks to achieve the Fund's investment objective by investing at least 65% of the Fund's total assets in common stocks of emerging growth companies. Emerging growth companies are those companies in the early stages of their life cycles that the Fund's investment adviser believes have the potential to become major enterprises. Van Kampen Management receives an advisory fee from the Fund at an annual rate of 0.70% of the average daily net assets of the Fund.

THE OPERATION OF THE FUNDS

Purchases and Redemptions of Fund Shares; Reinvestment. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contracts. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Voting Rights. We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Fund's shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the Contract terminates. You may give voting instructions concerning:

        (1)     the election of a Fund's Board of Directors;

        (2)     ratification of a Fund's independent accountant;

        (3) approval of the investment advisory agreement for a Fund corresponding to one of your selected subaccounts;

        (4) any change in a fundamental investment policy of a Fund corresponding to one of your selected subaccounts; and

        (5)     any other matter requiring a vote of the Fund's shareholders.

Material Conflicts, Substitution of Investments and Changes to the Separate Account. It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Separate Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our Contract owners.

We may substitute a different investment option for any of the current Funds. We can do this for both existing investments and the investment of future premiums. However, before any such substitution, we would need the approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts.

Before we make certain changes we need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

Administrative Service Arrangements. The investment adviser of a Fund (or its affiliates) pays compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, and may include 12b-1 fees. These percentages differ, and some advisers (or affiliates) may pay more than others.

                            FACTS ABOUT THE CONTRACT

WHO MAY BE COVERED

You may apply for a Contract for an insured age 20 through 79. We will consider issuing Contracts for insureds from age 80 through 85 on an individual basis. The insured's issue age is his or her age as of the birthday nearest the contract date. Before we'll issue a Contract, the insured must meet our medical and other underwriting and insurability requirements.

We use two methods of underwriting:

        -       simplified underwriting, with no physical exam; and

        -       medical underwriting with a physical exam.

The initial payment amount and the age of the insured determine whether we'll do underwriting on a simplified or medical basis. The chart below shows the maximum initial payment that we'll underwrite on a simplified basis:

 Age                                                     Maximum
-----                                                    ---------
20-29                                                    $ 25,000
30-39                                                    $ 40,000
40-49                                                    $ 60,000
50-59                                                    $100,000
60-64                                                    $120,000
65-69                                                    $150,000
70-74                                                    $200,000
75-79                                                    $275,000

We assign insureds to underwriting classes. In assigning insureds to underwriting classes, we distinguish between those insureds underwritten on a simplified basis and those underwritten on a medical basis. Under both simplified and medical underwriting methods we may issue Contracts either in the standard or non-smoker class. We may also issue Contracts in a "substandard" underwriting class. Individuals in substandard classes have health or lifestyle factors less favorable than the average person. For a discussion of the effect of underwriting classification on cost of insurance, see "Cost of Insurance Charge".

INITIAL PAYMENT

Minimum. To purchase a Contract, you must complete an application and make a payment. We require the payment to put the Contract into effect. The minimum single payment for a Contract is $10,000. You may make additional premium payments during the first contract year. (See "Making Additional Payments".)

Coverage. Insurance coverage generally begins on the contract date. This is usually the next business day following our receipt of the initial premium payment at our Service Center.

Initial Investment Allocation. Generally, during the first 14 days following the in force date, the initial premium payment will remain in the subaccount investing in the Merrill Lynch Domestic Money Market Fund. Afterward, we'll reallocate the account value to the subaccounts you've selected. You may invest in up to five of the subaccounts.

The Initial Face Amount. Your initial payment determines the face amount. At any time, the face amount is the amount which will provide a guarantee period to the insured's attained age 100. (See "Guarantee Period.")

RIGHT TO CANCEL ("FREE LOOK" PERIOD)

You may cancel your Contract during the "free look" period by returning it for a refund. Generally, the "free look" period ends 10 days after you receive the Contract. Some states allow a longer period of time to return the Contract. If required by your state, the "free look" period ends the later of 10 days after you receive the Contract and 45 days from the date you complete the application. To cancel the Contract during the "free look" period, you must mail or deliver the Contract to our Service Center or to the Financial Consultant who sold it. We will refund your premium payments without interest. We may require you to wait six months before applying for another contract.

MAKING ADDITIONAL PAYMENTS

After fourteen days following the in force date, you may make up to four additional premium payments during the first contract year provided the attained age of the insured is not over 80. The minimum additional premium payment is $2,000. You need to use an Application for Additional Payment.

We require satisfactory evidence of insurability before we accept an additional payment. Currently, we won't accept an additional payment where the evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

Unless you specify otherwise, if there is any loan debt, we will apply any payment made first as a loan repayment with any excess applied as an additional premium payment. (See "Loans".)

We invest an additional payment in the subaccount investing in the Domestic Money Market Fund on the business day after we receive it. Once we complete the underwriting and accept the payment, we credit the payment to your Contract and allocate the payment either according to your instructions or, if you don't give us instructions, proportionately to the account value in each of the Contract's subaccounts.

Effect on Account Value and Variable Insurance Amount. On the date we accept the additional premium payment, we increase the account value by the amount of the payment. In addition, we increase the variable insurance amount by the amount of the payment multiplied by the applicable net single premium factor. This means the increase in the variable insurance amount will always be greater than the amount of the payment.

Effect on Face Amount. We increase the Contract's face amount as of the effective date of the additional premium payment. See "Guaranteed Benefits" for a discussion of how the new face amount is determined.

ACCOUNT VALUE

A Contract's account value is the sum of the amounts invested in each of the subaccounts. On the contract date, the account value equals the initial premium payment. We adjust the account value daily to reflect the investment performance of the subaccounts you've selected. (See "Net Rate of Return for a Subaccount".) The investment performance reflects the deduction of Separate Account charges. (See "Charges to the Separate Account".)

Deductions for the expense charge, cost of insurance charge, net loan cost, and surrender charges and any partial withdrawals and loans decrease the account value. (See "Charges Deducted from the Account Value", "Partial Withdrawals" and "Loans".) Any deductions for transaction charges, such as for transfers in excess of 12 in a single contract year, or for exchanging the Contract for a fixed life insurance contract or changing the insured, also decrease the account value. An asset-based credit that begins after the tenth contract year, and any loan repayments and additional payments increase the account value.

You may elect from which subaccounts loans and partial withdrawals are taken and to which subaccounts repayments and additional payments are added. If you don't make an election, we will allocate increases and decreases proportionately to the account value in each of the subaccounts.

OWNER'S RIGHT TO TRANSFER ACCOUNT VALUE

You may transfer all or part of the account value among the subaccounts. To make a transfer, you must provide us with satisfactory notice at our Service Center. The transfer takes effect when we receive the notice. The following features apply to transfers under this Contract:

        - The minimum amount that may be transferred from any subaccount in any transaction is $100 or the remaining balance, if less.

        - You select the subaccount to which to make a transfer. The maximum number of subaccounts in which you may have account value at any one time is five.

        - There is a maximum of 12 transfers allowed without charge each contract year; we reserve the right to deduct a $25 charge for the 13th and each additional transfer.

        - We consider all telephone and/or written requests processed on the same day to be one transfer, regardless of the number of subaccounts affected by the transfer(s).

        -       We deduct the transfer charge from the amount being transferred.

        - Transfers due to dollar cost averaging, loans, or the initial reallocation of account value from the Domestic Money Market subaccount do not count as transfers for purposes of assessing this charge.

An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the Fund in which a subaccount invests. If, in our sole opinion, a pattern of an excessive number of transfers develops for a Contract, we reserve the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares or units of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

CHARGES AND CREDITS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular Contract. For example, the contingent deferred sales load (or
"CDSL") may not fully cover all of the sales and distribution expenses we actually incur. We may use proceeds from other charges, including the asset-based charge and cost of insurance charge, in part to cover such expenses.

We deduct certain charges on processing dates from each subaccount in proportion to the account value in that subaccount. (See "Charges Deducted from the Account Value".) We deduct certain charges daily from the investment results of each subaccount in determining its net rate of return. (See "Charges to the Separate Account".) We also deduct charges upon surrender of the Contract. (See "Surrender Charge".) We deduct certain transaction charges. (See "Transaction Charges".) The Funds also pay monthly advisory fees and other expenses. (See "Fund Expenses".)

Starting at the end of the first processing period of the 11th Contract year, we add an asset-based credit to the account value which effectively reduces the amount of the asset-based charge we collect. (See "Credits To Account Value".)

CHARGES DEDUCTED FROM THE ACCOUNT VALUE

Expense Charge. The expense charge compensates us, in part, for the cost of any federal or state tax we pay in connection with the issuance of the Contract. The expense charge is a quarterly charge equal to .1125% (.45% annually) of the contract value. It is calculated on each processing date, beginning with the Contract date by multiplying the quarterly charge by the Contract value. We accrue the expense charge daily between processing dates and deduct it in arrears from your account value on the next processing date following the calculation date through the tenth contract anniversary. We deduct the accrued expense charge to determine the Contract value and therefore the surrender value.

Cost of Insurance Charge. This charge compensates us for the cost of providing life insurance coverage on the insured. We calculate and deduct the cost of insurance charge on the next processing date following the calculation date. The current cost of insurance charge cannot exceed the Guaranteed Maximum Cost of Insurance Charge.

Current Cost of Insurance Charge. The current cost of insurance charge is an asset-based charge applied to contract value and is based upon underwriting class and issue age of the insured. We determine the cost of insurance charge on each processing date beginning with the Contract date by multiplying the current cost of insurance rate by the Contract value. We accrue the cost of insurance charge daily between processing dates and deduct it in arrears from the account value on each processing date. We deduct the accrued charge to determine the Contract value and therefore the surrender value.

Current cost of insurance rates distinguish between insureds in the simplified underwriting class and medical underwriting class. Current cost of insurance rates would be lower for an insured in a medical underwriting class than for a similarly situated insured in a simplified underwriting class. The current cost of insurance rates for the simplified underwriting class are higher because we perform less underwriting and therefore we incur more risk. Current rates also distinguish between insureds in a smoker (standard) underwriting class and insureds in a non-smoker underwriting class. For Contracts issued on insureds under the same underwriting method, current cost of insurance rates are lower for non-smokers than for smokers.

We have the right to increase our current cost of insurance rates. In no case will the current cost of insurance charge exceed the Guaranteed Maximum Cost of Insurance Charge described below. Any change in the current cost of insurance rates will apply to all insureds of the same age, sex and underwriting class whose Contracts have been in force for the same length of time.

Guaranteed Maximum Cost of Insurance Charge. The Guaranteed Maximum Cost of Insurance Charge is determined by multiplying the applicable guaranteed maximum rate shown in the Contract by the net amount at risk divided by 1000. The guaranteed maximum rates for Contracts (except those issued on a substandard basis) do not exceed the rates based on the 1980 Smoker/Non-Smoker Male/Female Commissioners Standard Ordinary Mortality Table (1980 CSO Table). The maximum rates for Contracts issued on a substandard basis are based on a multiple of the 1980 CSO Table.

Net Loan Cost. The net loan cost is explained under "Loans."

CHARGES TO THE SEPARATE ACCOUNT

Asset-Based Charge. We deduct an asset-based charge daily from the investment results of each subaccount in determining its rate of return. This charge is intended to compensate us for:

        - the risk we assume that insureds as a group will live for a shorter time than actuarial tables predict. As a result, we would be paying more in death benefits than planned; and

        - the risk we assume that it will cost us more to issue and administer the Contracts than expected; and

        - the risk we assume for potentially unfavorable investment results. One risk is that the current asset-based cost of insurance charge will not be sufficient to cover the expense of the insurance benefits being provided. Another risk is that we may have to limit the deduction for the cost of insurance charge (see "Guaranteed Maximum Cost of Insurance Charge" above).

The asset-based charge is a daily charge equal to .003699% (1.35% annually). If the asset-based charge is not enough to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds actual expenses, we will add the excess to our profit and we may use it to finance distribution expenses. We cannot increase the total charge.

SURRENDER CHARGE

The surrender charge is equal to a percentage of each premium withdrawn or surrendered during the first 10 years following payment of the premium. The surrender charge consists of a contingent deferred sales load and an unamortized expense charge. The contingent deferred sales load is intended to cover, at least in part, the costs associated with the distribution of the Contract. The unamortized expense charge is intended to cover, at least in part, the expenses incurred at issuance of the Contract resulting from certain taxes.

The surrender charge is deducted from your account value. It decreases over time, as shown below.

COMPLETED YEARS SINCE PREMIUM PAYMENT
-------------------------------------
                                                1      2    3     4     5     6     7     8     9    10    11+
                                             ----    ---  ---   ---   ---   ---   ---   ---   ---   ---   ----

% OF PREMIUM WITHDRAWN
----------------------

CDSL                                           6.0   5.4  4.8   4.2   3.6   3.0   2.4   1.8   1.2   0.6      0
----                                         -----   ---  ---   ---   ---   ---   ---   ---   ---   ---   ----

UNAMORTIZED EXPENSE CHARGE                     4.0   3.6  3.2   2.8   2.4   2.0   1.6   1.2   0.8   0.4      0
--------------------------                   -----   ---  ---   ---   ---   ---   ---   ---   ---   ---   ----

TOTAL SURRENDER CHARGE                        10.0   9.0  8.0   7.0   6.0   5.0   4.0   3.0   2.0   1.0      0
----------------------                       -----   ---  ---   ---   ---   ---   ---   ---   ---   ---   ----

For purposes of calculating the surrender charge, gain is never subject to the charge. "Gain" is equal to the contract value less premiums remaining in the Contract. To calculate the surrender value, we determine the amount of any surrender charge payable by assuming gain is withdrawn first, followed by premiums on a first-in, first-out basis.

To determine the amount of any surrender charge applicable to a partial withdrawal and the premiums remaining in the Contract, unloaned gain is assumed to be withdrawn first. For this purpose, "unloaned gain" is equal the contract value less the premiums remaining in the Contract, less loan interest credited to the loan collateral account that has not been repaid.

TRANSACTION CHARGES

Transfer Charges. We reserve the right to charge $25 for each transfer of account value in excess of 12 transfers in a contract year.

Change of Insured Charge. We reserve the right to charge up to $500 if you change the insured under the Contract.

Exchange for Fixed Contract Charge. We reserve the right to charge up to $500 if you exchange this Contract for a contract with benefits that do not vary with the investment results of a separate account.

FUND EXPENSES

In calculating its net asset value, each of the Funds deducts advisory fees and operating expenses from its assets. Information about those fees and expenses can be found in the prospectus and Statement of Additional Information for each Fund.

CREDITS ADDED TO THE ACCOUNT VALUE

Starting at the end of the first processing period of the 11th contract year, we add an asset-based credit to the account value. The quarterly credit is .1125% (.45% annually) of account value, credited on each processing date. This credit effectively reduces the annual asset-based charge (see "Charges to the Separate Account").

SURRENDER VALUE

We don't guarantee any minimum surrender value. On any contract anniversary the surrender value equals:

        -       the Contract's account value on that date;

        -       plus loan debt

        -       minus any applicable surrender charge.

On any other processing date, the surrender value equals the above, less any accrued net loan cost. If the date of calculation is not a processing date, we also subtract the accrued cost of insurance charge and accrued expense charge. (See Charges.)

CANCELING TO RECEIVE NET SURRENDER VALUE

A contract owner may cancel the Contract at any time while the insured is living and receive the net surrender value in a lump sum or under an income option. The net surrender value is equal to the surrender value less any loan debt.

You must make the request in writing in a form satisfactory to us. All rights to the death benefit will end on the date you send the written request to us. The effective date of the cancellation is the valuation date our Service Center receives a cancellation request. Canceling the Contract may have tax consequences. (See "Tax Considerations".)

PARTIAL WITHDRAWALS

After the first contract year, you may make up to six partial withdrawals each Contract year by submitting a request in a form satisfactory to us. The amount of any partial withdrawal may not exceed an amount which would reduce the face amount below the minimum face amount for which we would then issue the Contract. The amount of the withdrawal also may not exceed the loan value less any loan debt, and in any event the withdrawal amount may not exceed 80% of the net surrender value.

The minimum amount for each partial withdrawal is $1,000. The effective date of the withdrawal is the valuation date our Service Center receives a withdrawal request. A partial withdrawal may not be repaid.

A surrender charge may apply to a partial withdrawal. (See "Surrender Charge".)

Partial withdrawals are treated as distributions under the Contract for federal tax purposes and may also be subject to a 10% penalty tax. (See "Tax Considerations".)

Effect On Account Value And Variable Insurance Amount. As of the effective date of the withdrawal, we reduce the account value by the amount of the partial withdrawal and any applicable surrender charge. Unless you tell us differently, we allocate this reduction proportionately to the account value in each of your subaccounts. In addition, we reduce the variable insurance amount by the amount of the withdrawal and any surrender charge multiplied by the appropriate net single premium factor. This means the reduction in the variable insurance amount prior to insured's attained age 100 will always be greater than the amount of the withdrawal and any surrender charge.

Effect On Face Amount. As of the effective date of a partial withdrawal, we reduce the Contract's face amount. See "Guaranteed Benefits" for a discussion of how the new face amount is determined.

LOANS

You may use the Contract as collateral to borrow funds from us. The minimum loan is $500. You may repay all or part of the loan debt any time during the insured's lifetime. Each repayment must be for at least $500 or the amount of the loan debt, if less. Certain states don't permit us to set a minimum amount to be borrowed or repaid.

Loans taken from modified endowment contracts ("MECs") are generally treated as distributions under the Contract for federal tax purposes and may also be subject to a 10% penalty tax. (See "Tax Considerations".)

When you take a loan, we transfer from your account value the amount of the loan and hold it as collateral in our general account. When a loan repayment is made, we transfer the amount of the repayment from the general account to the subaccounts. You may select the subaccounts you want to borrow from, and the subaccounts you want to repay (including interest payments). If you don't specify, we'll take the borrowed amounts proportionately from and make repayments proportionately to your account value as then allocated to each of the subaccounts.

If you have the CMA Insurance Service, you can transfer loan proceeds and loan repayments to and from your CMA account.

Effect On Death Benefit And Surrender Value. Whether or not you repay a loan, taking a loan will have a permanent effect on a Contract's surrender value and may have a permanent effect on its death benefit. This is because the collateral for a loan does not participate in the performance of the subaccounts while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the subaccounts, the surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the surrender value will be lower, as may be the death benefit. In that case, the lower surrender value may cause the Contract to terminate sooner than if no loan had been taken.

Loan Value. The loan value of a Contract equals 90% of its surrender value. The sum of all outstanding loans plus loan interest capitalized plus accrued interest is called loan debt. The maximum amount that can be borrowed at any time is the difference between the loan value and the loan debt. The surrender value is the net surrender value plus any loan debt.

Interest. While loan debt remains unpaid, we charge interest at a maximum of 6.00% annually (currently, 5%). Interest accrues each day and payments are due at the end of each contract year. If you don't pay the interest when due, it is treated as a new loan and we add it to the unpaid loan amount. Since this Contract is generally a MEC, the unpaid interest added to the unpaid loan amount is treated as a distribution and taxed accordingly. (See "Tax Considerations.")

The amount held in our general account as collateral for a loan earns interest at a rate of 4% annually.

Net Loan Cost. On each contract anniversary we reduce the account value by the net loan cost (the difference between the loan interest charged and the earnings on the amount held as collateral in the general account) and add that amount to the amount held in the general account as collateral for the loan. Since the interest charged is a maximum of 6% (currently 5%) and the collateral earnings on such amounts are 4%, the maximum net loan cost on loaned amounts is 2%. The current net loan cost is 1%. We take the accrued net loan cost into account in determining the net surrender value of the Contract if the date of surrender is not a contract anniversary.

Cancellation Due To Excess Debt. If the loan debt exceeds the surrender value on a processing date, including a processing date during the guarantee period, we will mail a notice of intent to terminate the Contract to you. 61 days after we mail this notice, the Contract will terminate unless in the meantime we have received at least the minimum repayment amount specified in the notice.

GUARANTEE PERIOD

During the guarantee period, we cannot terminate the Contract regardless of investment results unless loan debt exceeds the surrender value. The guarantee period extends to the insured's attained age 100. The guarantee period will not change as a result of additional premium payments, or partial withdrawals. We hold a reserve in our general account to support this guarantee. After the guarantee period, the Contract will remain in effect as long as the net surrender value is sufficient to cover all charges due.

Cancellation Due to Excess Loan Debt. If the loan debt exceeds the surrender value on a processing date, you will have 61 days to repay a portion of loan debt. If we haven't received the required payment by the end of the 61-day period, we'll cancel the Contract.

GUARANTEED BENEFITS

The guaranteed minimum death benefit is equal to the face amount. The face amount increases as a result of an additional premium payment or decreases as a result of a partial withdrawal as of the effective date of the transaction. We use the fixed base to determine the adjustments to the face amount due to payments or withdrawals.

As of the effective date of the transaction, the fixed base is increased by the amount of a premium payment or decreased by the amount of a withdrawal. If the effective date is not a processing date, we also increase the fixed base by an amount of interest on the premium paid, from the effective date to the next processing date, equivalent to an annual rate of 4%. We likewise decrease the fixed base by the amount of interest on the withdrawal, from the effective date to the next processing date, at the same 4% annual rate.

Increase in Face Amount Due to Additional Premium Payment. The amount of the increase is determined by multiplying the increase in the fixed base due to the payment by the appropriate net single premium factor.

Decrease in Face Amount Due to Withdrawal. The amount of the decrease is determined by multiplying the decrease in the fixed base due to the withdrawal by the appropriate net single premium factor.

The appropriate net single premium factor is the factor as of the processing date on or next following the effective date of the transaction. See "Net Single Premium Factor" under Variable Insurance Amount.

                                  DEATH BENEFIT

The death benefit for this Contract on any day on or prior to the Insured's Attained Age 100 is the greater of the Guaranteed Minimum Death Benefit and the Variable Insurance Amount. The death benefit on any day after the Insured's Attained Age 100 is the Contract Value.

The Guaranteed Minimum Death Benefit. The guaranteed minimum death benefit is equal to the face amount. The guaranteed minimum death benefit will increase as a result of an additional premium payment, or it will decrease as a result of a partial withdrawal. The guaranteed minimum death benefit is not affected by investment results or the allocation of the account value among the subaccounts. After the insured's attained age 100, there is no guaranteed minimum death benefit.

Variable Insurance Amount. We determine the variable insurance amount daily by multiplying the contract value by the appropriate net single premium factor.

--------------------------------------------------------------------------------

                            NET SINGLE PREMIUM FACTOR

In calculating the variable insurance amount, we use the net single premium factor to determine the amount of death benefit purchased by $1.00 of contract value. The net single premium factor is based on the insured's sex, attained age, and underwriting class on the date of calculation. It decreases daily as the insured's age increases. As a result, the variable insurance amount as a multiple of the contract value will decrease over time. Also, net single premium factors may be higher for a woman than for a man of the same age. Your contract contains a table of net single premium factors as of each anniversary. The net single premium factor at Insured's attained age 100 and after is equal to 1.0.

                Table Of Illustrative Net Single Premium Factors
                                On Anniversaries
                          Non-Smoker Underwriting Class

                      ATTAINED AGE                   MALE
                      ------------------             -------
                      35................             4.29039
                      45................             3.07406
                      55................             2.24426
                      65................             1.70152
                      75................             1.36814
                      100+..............             1.00000

--------------------------------------------------------------------------------

DEATH BENEFIT PROCEEDS

Amount of Death Benefit Proceeds. The death benefit proceeds equals the death benefit, less any loan debt. The values used in calculating the death benefit proceeds are as of the date of death.

If the insured dies during the 61-day period after we mail notice of our intent to terminate (see "Cancellation Due To Excess Debt"), the death benefit proceeds equals the death benefit proceeds in effect immediately before the 61-day period minus any overdue charges.

PAYMENT OF DEATH BENEFIT PROCEEDS

We will pay the death benefit proceeds to the beneficiary when we receive all information needed to process the payment, including due proof of the insured's death. When we first receive reliable notification of the insured's death from a representative of the owner or the insured, we may transfer the account value to the subaccount investing in the Domestic Money Market Fund, pending payment of death benefit proceeds.

We will generally pay the death benefit proceeds to the beneficiary within seven days after our Service Center receives all the information needed to process the payment. We may delay payment, however, if we are contesting the Contract or under the circumstances described in "Using the Contract" and "Other Contract Provisions".

We will add interest from the date of the insured's death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more income options described under "Choosing an Income Option."

                             MORE ABOUT THE CONTRACT

USING THE CONTRACT

Ownership. The contract owner is the insured, unless someone other than the insured has been named as the owner in the application. The contract owner has all rights and options described in the Contract.

If you are not the insured, you may want to name a contingent owner. If you die before the insured, the contingent owner will own your interest in the Contract and have all your rights. If you don't name a contingent owner and you die before the insured, your estate will then own your interest in the Contract.

If there is more than one contract owner, we will treat the owners as joint tenants with rights of survivorship unless the ownership designation provides otherwise. We may require completion of additional forms. The owners must exercise their rights and options jointly, except that any one of the owners may transfer the Contract's account value by phone if that owner provides the personal identification number as well as the Contract number. One contract owner must be designated, in writing, to receive all notices, correspondence and tax reporting to which contract owners are entitled under the Contract.

Changing The Owner. During the insured's lifetime, you have the right to transfer ownership of the Contract. However, if you've named an irrevocable beneficiary, that person will need to consent. The new owner will have all rights and options described in the Contract. The change will be effective as of the date the notice is signed, but will not affect any payment we've made or action we've taken before our Service Center receives the notice of the change. Changing the owner may have tax consequences.

Assigning The Contract As Collateral. You may assign the Contract as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary's rights are subject to the terms of the assignment. You must give satisfactory written notice at our Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

A collateral assignment will generally be treated as a taxable distribution and may also be subject to a 10% penalty tax.

Naming Beneficiaries. We will pay the primary beneficiary the death benefit proceeds of the Contract on the insured's death. If the primary beneficiary has died before the insured, we will pay the contingent beneficiary. If no contingent beneficiary is living, we will pay the insured's estate.

You may name more than one person as primary or contingent beneficiaries. We will pay proceeds in equal shares to the surviving beneficiaries unless the beneficiary designation provides differently.

You have the right to change beneficiaries during the insured's lifetime. However, if your primary beneficiary designation is irrevocable, the primary beneficiary must consent when certain contract rights and options are exercised. If you change the beneficiary, the change will take effect as of the date the notice is signed, but will not affect any payment we've made or action we've taken before our Service Center receives notice of the change.

Changing The Insured. Subject to certain requirements, you may request a change of insured once each contract year. We must receive a written request signed by you and the proposed new insured. Neither the original nor the new insured can have attained ages as of the effective date of the change that are less than the minimum nor more than the maximum ages for which we would then issue this Contract. The new insured must have been alive at the time the Contract was issued. We will also require evidence of insurability for the proposed new insured. The proposed new insured must qualify for a standard or better underwriting classification. Outstanding loan debt must first be repaid and the Contract cannot be under a collateral assignment. If we approve the request for change, insurance coverage on the new insured will take effect on the processing date on or next following the date of approval, provided the new insured is still living at that time and the Contract is still in effect.

We will change the Contract as follows on the effective date:

        - The issue date of this Contract is changed to the effective date of change.

        - The issue age for the new insured is the new insured's age as of his or her birthday nearest the contract date.

        - The guaranteed maximum cost of insurance rates and net single premium factors are those in effect on the contract date for a person with the same issue age, sex, and underwriting class as the new insured.

        - The initial face amount is recalculated based on the issue age, sex and underwriting class of the new insured.

        - The face amount is recalculated if there have been any additional premium payments or partial withdrawals since the Contract Date.

        - A change of insured charge (maximum of $500) is deducted from the account value.

Changing the insured will generally be treated as a taxable transaction.

When We Make Payments. We generally pay death benefit proceeds, partial withdrawals, loans and the net surrender value within seven days after our Service Center receives all the information needed to process the payment. However, we may delay payment if it isn't practical for us to value or dispose of Fund shares because:

        - the New York Stock Exchange is closed, other than for a customary weekend or holiday; or

        - trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission; or

        - the Securities and Exchange Commission declares that an emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to determine the value of their assets; or

        - the Securities and Exchange Commission by order so permits for the protection of contract owners.

DOLLAR COST AVERAGING

What Is It? The Contract offers an optional transfer feature called Dollar Cost Averaging ("DCA"). This feature allows you to make automatic monthly transfers from the subaccount investing in the Domestic Money Market Fund to up to four other subaccounts, depending on your current allocation of account value. The DCA program will terminate and no transfers will be made if transfers under DCA would cause you to be invested in more than five subaccounts.

The DCA feature is intended to reduce the effect of short-term price fluctuations on investment cost. Since the same dollar amount is transferred to selected subaccounts each month, more units of a subaccount are purchased when their value is low and fewer units are purchased when their value is high. Therefore, over the long term a DCA program may let you buy units at a lower average cost. However, a DCA program does not assure a profit or protect against a loss in declining markets.

You can choose the DCA feature at any time. Once you start using it, you must continue it for at least three months. You can select a duration in months for the DCA program. If you do not choose a duration, we will make transfers at monthly intervals until the balance in the subaccount investing in the Domestic Money Market Fund is zero. While the DCA program is in place any amount in the Domestic Money Market Subaccount is available for transfer.

Minimum Amounts. To elect DCA, you need to have a minimum amount in the Domestic Money Market Subaccount. We determine the amount required by multiplying the specified length of your DCA program ("DCA duration") in months by your specified monthly transfer amount. If you do not select a DCA duration, we determine the minimum amount required by multiplying your monthly transfer amount by 3 months. You must specify at least $100 for transfer each month. Allocations may be made in specific whole dollar amounts or in whole-number percentage increments of at least 1%. We reserve the right to change these minimums.

Should the amount in your Domestic Money Market Subaccount be less than the selected monthly transfer amount, we'll notify you that you need to put more money in the Domestic Money Market Subaccount to continue DCA. If you do not select a DCA duration or the DCA duration you selected has not been reached and the amount in the Domestic Money Market Subaccount is less than the monthly transfer amount, we will transfer your remaining balance in the Domestic Money Market Subaccount. Transfers are made based on your DCA allocation instructions or pro-rata based on your specified transfer amounts.

When Do We Make DCA Transfers? We'll make the first DCA transfer on the first monthly anniversary date after the later of the date our Service Center receives your election or fourteen days after the in force date. We'll make additional DCA transfers on each subsequent monthly anniversary. We don't charge for DCA transfers. These transfers are in addition to other transfers permitted under the Contract.

RIGHT TO EXCHANGE CONTRACT

Within 18 months of the issue date (24 months in some states) you may exchange your Contract for a contract with benefits that do not vary with the investment results of a separate account. Your request must be in writing. Also, you must return the original Contract to our Service Center.

The new contract will have the same owner and beneficiary as those of the original Contract on the date of the exchange. It will also have the same issue age, issue date, face amount, surrender value, benefit riders and underwriting class as the original Contract on the date of the exchange. Any loan debt will be carried over to the new contract.

We won't require evidence of insurability to exchange for a new "fixed" contract. We reserve the right to impose a charge of $500 if you exercise this right to exchange.

CHOOSING AN INCOME OPTION

In addition to payments in a lump sum, we offer several income options to provide for payment of the death benefit proceeds to the beneficiary. Payments under these options do not depend on the investment results of a separate account. You may choose one or more income options at any time during the insured's lifetime. If you haven't selected an option when the insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to one or more of the options. In addition, if you cancel the Contract for its net surrender value, you may also choose one or more income options for payment of the proceeds.

We need to approve any option where:

        - the person named to receive payment ("payee") is other than you or the beneficiary;

        -       the payee is not a natural person, such as a corporation; or

        -       any income payment would be less than $100.

Income options include:

        - Income For A Fixed Period. We make payments in equal installments for a fixed number of years.

        - Income For Life. We make payments in equal monthly installments until the death of a named person or the end of a designated period, whichever is later. The designated period may be for 10 or 20 years. Other designated periods and payment schedules may be available on request.

        - Interest Payment. You can leave amounts with us to earn interest at an annual rate of at least 3%. Interest payments can be made annually, semi-annually, quarterly or monthly.

        - Income Of A Fixed Amount. We make payments in equal installments until proceeds applied under this option, and interest on the unpaid balance at not less than 3% per year, are exhausted.

        - Joint Life Income. We make payments in monthly installments as long as at least one of two named persons is living. Other payment schedules may be available on request. While both are living, full payments are made. If one dies, payments of at least two-thirds of the full amount are made. Payments end completely when both named persons die.

        - Immediate Annuity. You can use amounts to purchase any single premium immediate annuity we offer.

REPORTS TO CONTRACT OWNERS

At the end of each processing period, we will send you a statement showing the allocation of your account value, death benefit, surrender value, and any loan debt and the Guaranteed Minimum Death Benefit. All figures will be as of the end of the immediately preceding processing period. The statement will show the amounts deducted from or added to the account value during the processing period. The statement will also include any other information that may be currently required by your state.

You will receive confirmation of all financial transactions. These confirmations will show the price per unit of each of your subaccounts, the number of units you have in the subaccount and the value of the subaccount computed by multiplying the quantity of units by the price per unit. (See "Net Rate of Return for a Subaccount".)

We will also send you an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds, as required by the 1940 Act.

SOME ADMINISTRATIVE PROCEDURES

We reserve the right to modify or eliminate the procedures described below. For administrative and tax purposes, we may from time to time require that specific forms be completed for certain transactions. These include premium payments, transfers, loans and partial withdrawals.

If you have the Cash Management Account(R)* Insurance Service, payments may be withdrawn automatically from your CMA account and transferred to your Contract.

--------------------------------------------------------------------------------
CMA Account Reporting

If you have a Merrill Lynch Cash Management Account(R), * you may elect to have your Contract linked electronically to that account. We call this the CMA Insurance Service. With this service, certain Contract information is included as part of your regular monthly CMA Statement. However, the Contract is not an asset held in your CMA. Your CMA Statement will list the account value allocation, death benefit, net surrender value, loan debt and any CMA activity affecting the Contract during the month.
--------------------------------------------------------------------------------

*Cash Management Account and CMA are registered trademarks of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Personal Identification Number. We will send you a four-digit personal identification number ("PIN") within 14 days after the In Force Date. You must give this number when you call the Service Center to get information about the Contract or, if all required authorization forms are on file, to make a transfer, loan, partial withdrawal, or other request.

Transferring Account Value. You can transfer your account value either in writing or by telephone. If you request the transfer by telephone, you must give your Contract number, name, and PIN. We will give a confirmation number over the telephone and then follow up in writing.

Requesting A Loan. You may request a loan in writing or, by telephone. If you request the loan by telephone, you must give your Contract number, name and PIN, and tell us the loan amount and the subaccounts from which the loan should be taken.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will generally wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds may be transferred directly to that CMA account.

Requesting Partial Withdrawals. You may request partial withdrawals in writing or by telephone. If you request the withdrawal by telephone, you must give your Contract number, name and PIN, and tell us how much to withdraw and from which subaccounts.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will usually wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds can be transferred directly to that CMA account.

Telephone Requests. Once our Service Center receives your authorization you can call the Service Center to make a transfer, loan or partial withdrawal. A telephone request for a transfer, loan, or partial withdrawal received before 4 p.m. (ET) will generally be processed the same day. A request received at or after 4 p.m. (ET) will be processed the following business day. We reserve the right to change procedures or discontinue the ability to make telephone transfers.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for following telephone instructions that we reasonably believe to be genuine.

OTHER CONTRACT PROVISIONS

Errors In The Application. If an age or sex stated in the application is wrong, it could mean that the face amount or any other Contract benefit is wrong. We will pay the correct benefits for the true age and sex.

Incontestability. We will rely on statements made in the applications. We can contest the validity of a Contract if any material misstatements are made in the application. In addition, we can contest any amount of death benefit attributable to an additional payment if any material misstatements are made in the application required with the additional payment. Subject to state regulation, we won't contest the validity of a Contract after it has been in effect during the insured's lifetime for two years from the date of issue. Nor will we contest any amount of death benefit attributable to an additional payment after the death benefit has been in effect during the insured's lifetime for two years from the date the payment was received and accepted.

Changes in Contract Cost Factors. Any changes in contract cost factors (current cost of insurance rates and loan charges) that we have reserved the right to make will be by class and based upon changes in future expectations for such elements as mortality, persistency, expenses and taxes. The contract cost factors are determined prospectively. We will not recoup prior losses by means of contract cost factor changes. We will determine any change in contract cost factors in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which we deliver this Contract.

Payment In Case Of Suicide. Subject to state regulation, if the insured commits suicide within two years from the Contract's issue date, we will pay only a limited death benefit. The benefit will be equal to the amount of the payments made less withdrawals and loan debt.

If the insured commits suicide within two years of any date an additional payment is received and accepted, any amount of death benefit attributable to the additional payment will be limited to the amount of the payment less withdrawals and loan debt attributable to the additional payment.

Contract Changes--Applicable Federal Tax Law. To receive the tax treatment accorded to life insurance under federal income tax law, the Contract must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. To maintain this qualification to the maximum extent of the law, we reserve the right to return any additional payments that would cause the Contract to fail to qualify as life insurance under applicable federal tax law as we may interpret it. Further, we reserve the right to make changes in the Contract or its riders or to make distributions from the Contract to the extent necessary to continue to qualify the Contract as life insurance. Any changes will apply uniformly to all Contracts that are affected and you will be given advance written notice of such changes.

State Variations. Certain Contract features, including the "free look" right, are subject to state variation. You should read your Contract carefully to determine whether any variations apply in the state in which the Contract is issued.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce or eliminate surrender charges, asset-based charges, asset-based credits, expense charges, and the minimum payment, and may modify cost of insurance rates and underwriting classifications and requirements.

Group arrangements include those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell Contracts to its employees on an individual basis.

Costs for sales, administration, and mortality generally vary with the size and stability of the group and the reasons the Contracts are purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

We make any reductions according to rules in effect when an application for a Contract or additional payment is approved. We may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.

UNISEX LEGAL CONSIDERATIONS

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The Contracts offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Contract pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisers before purchasing these Contracts.

Some states prohibit the use of actuarial tables that distinguish between men and women in determining payments and contract benefits for contracts issued on the lives of their residents. Therefore, Contracts offered in this Prospectus to insure residents of these states will have unisex payments and benefits which are based on actuarial tables that do not differentiate on the basis of sex. You should disregard references made in this prospectus to such sex-based distinctions.

SELLING THE CONTRACTS

Role Of Merrill Lynch, Pierce, Fenner & Smith, Incorporated. MLPF&S is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). The principal business address of MLPF&S is World Financial Center, 250 Vesey Street, New York, New York 10080. MLPF&S also acts as principal underwriter of other variable life insurance and variable annuity contracts we issue, as well as variable life insurance and variable annuity contracts issued by ML Life Insurance Company of New York, an affiliate of ours. MLPF&S also acts as principal underwriter of certain mutual funds managed by Merrill Lynch Investment Managers, the investment adviser for the Variable Series Funds.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Consultants.

Role Of Merrill Lynch Life Agencies. Contracts are sold by registered representatives of MLPF&S who are also licensed through various Merrill Lynch Life Agencies as insurance agents for us. We have entered into a distribution agreement with MLPF&S and companion sales agreements with the Merrill Lynch Life Agencies through which the Contracts and other variable life insurance contracts issued through the Separate Account are sold and the registered representatives are compensated by Merrill Lynch Life Agencies and/or MLPF&S. The amounts paid under the distribution and sales agreements for the Separate Account for the year ended December 31, 1999, December 31, 1998, and December 31, 1997 were $23,810,374, $22,517,219, and $15,107,535, respectively.

Commissions. The maximum commission we will pay to Financial Consultants ("FCs") is 4.40% of each premium. Additional annual compensation of no more than .20% of the account value may also be paid to your FC. FCs may elect to receive a lower commission as a percent of each premium in exchange for higher compensation as a percent of the account value. In such a case, the maximum additional annual compensation is .96% of the account value. Commissions may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.

The maximum commission we will pay to the applicable insurance agency to be used to pay commissions to the FCs is 6.30% of each premium, and up to 1.10% of the account value.

TAX CONSIDERATIONS

Introduction. The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisers should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

Tax Status Of The Contract. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Contract must satisfy certain requirements which are set forth in the IRC. Although guidance as to how these requirements are to be applied is limited, we believe that a Contract should satisfy the applicable requirements. However, there is less guidance with respect to Contracts issued on a substandard basis (i.e., a premium class involving a higher than standard mortality risk). If it is subsequently determined that a Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and reserve the right to restrict Contract transactions in order to do so.

Diversification Requirements. IRC section 817(h) and the regulations under it provide that separate account investments underlying a Contract must be "adequately diversified" for it to qualify as a life insurance contract under IRC section 7702. The Separate Account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

In certain circumstances, owners of variable life contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contract such as the flexibility of an owner to allocate premium payments and transfer account value have not been explicitly addressed in published IRS rulings. While we believe that the Contracts do not give owners investment control over variable account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the variable account assets supporting the Contract.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment Of Contract Benefits In General. We believe that the death benefit under a Contract should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each owner or beneficiary. A tax adviser should be consulted on these consequences.

Generally, the owner will not be deemed to be in constructive receipt of the contract value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by (e.g., by assignment) a Contract, the tax consequences depend on whether the Contract is classified as a "MEC." If a loan is outstanding when a Contract is cancelled or lapses or when benefits are paid under such a Contract at maturity, the amount of the indebtedness will be added to any amount distributed and taxed accordingly.

"Modified Endowment Contract". Under the IRC, certain life insurance contracts are classified as "MECs," with less favorable tax treatment than other life insurance contracts. In most cases the Contract will be classified as a MEC. Any Contract issued in exchange for a MEC will be a MEC. A Contract issued in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC. The payment of additional premiums at the time of or after the exchange or certain changes to the Contract after it is issued may, however, cause the Contract to become a MEC. A prospective owner should consult a tax adviser before effecting an exchange.

Distributions Other Than Death Benefits From MECs. Contracts classified as MECs are subject to the following tax rules:

        (1) All pre-death distributions, (including partial withdrawals, loans, collateral assignments, capitalized interest or complete surrender) will be treated as ordinary income on an income first basis up to the amount of any income in the Contract (generally the contract value less the owner's investment in the Contract) immediately before the distribution.

        (2) A 10 percent additional income tax is also imposed on the amount included in income except where the distribution (including loans, capitalized interest, assignments, partial withdrawals or complete surrender) is made when the owner has attained age 59 1/2 or becomes disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary.

If a contract that is not originally issued as a MEC but subsequently becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from the Contract within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Contract that is not a MEC at the time of such distribution could later become taxable as a distribution from a MEC

Distributions Other Than Death Benefits From Contracts That Are Not MECs. Distributions from a Contract that is not a MEC are generally treated first as a recovery of an owner's investment in the Contract and, only after the recovery of all investment in the Contract, as taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for Federal income tax purposes. If Contract benefits are reduced during the first 15 contract years, these distributions may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Contract that is not a MEC are generally not treated as distributions. Finally, neither distributions from nor loans from or secured by a Contract that is not a MEC are subject to the 10 percent additional tax.

Investment In The Contract. Your investment in the Contract is generally your aggregate premiums. When a distribution is taken from the Contract, your investment in the Contract is generally reduced by the amount of the distribution that is tax-free.

Loans. In general, interest on a loan from a Contract will not be deductible. Before taking out a Contract loan, an Owner should consult a tax adviser as to the tax consequences.

Multiple Contracts. All MECs that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Transfers. The transfer of the Contract or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Contract to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Contracts Used For Business Purposes. The Contract can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We don't make any guarantee regarding the tax status of any contract or any transaction regarding the Contract.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although this tax discussion is based on our understanding of federal income tax laws as they are currently interpreted, we can't guarantee that those laws or interpretations will remain unchanged.

OUR INCOME TAXES

Insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a ten year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Contract and will result in a significantly higher corporate income tax liability for us in early contract years. We make a charge, included in the Contract's expense charge, to compensate us for the anticipated higher corporate income taxes that result from the sale of a Contract. (See "Charges".)

We currently make no other charges to the Separate Account for any federal, state or local taxes that we incur that may be attributable to the Separate Account or to the Contracts. We reserve the right, however, to make a charge for any tax or other economic burden resulting from the application of tax laws that we determine to be properly attributable to the Separate Account or to the Contracts.

REINSURANCE

We intend to reinsure some of the risks assumed under the Contracts.

                                  ILLUSTRATIONS

Illustrations of Death Benefits, Contract Value, Surrender Value and Accumulated
Payments: The tables below demonstrate the way in which the Contract works. The tables are based on the following face amounts, and premium payments and assume maximum mortality charges.

        1. The illustration on page __ is for a Contract issued to a male age 55 in the simplified non-smoker underwriting class with a single payment of $100,000 and a face amount of $224,426.

        2. The illustration on page __ is for a Contract issued to a female age 60 in the simplified non-smoker underwriting class with a single payment of $100,000 and a face amount of $218,196.

        3. The illustration on page __ is for a Contract issued to a male age 71 in the simplified non-smoker underwriting class with a single payment of $100,000 and a face amount of $148,053.

        4. The illustration on page __ is for a Contract issued to a male age 65 in the medical non-smoker underwriting class with a single payment of $200,000 and a face amount of $340,304.

The tables show how the death benefit, Contract value and surrender value may vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%.

The death benefit, Contract value and surrender value for a Contract would be different from those shown if the actual rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years.

The amounts shown for the death benefit, Contract value and surrender value as of the end of each contract year take into account Contract charges and credits and the asset-based charge equivalent to an annual rate of 1.35%.

The amounts shown in the tables also assume an additional charge of .83%. This charge assumes that the account value is allocated equally among all the subaccounts and is based on the 1999 expenses (including monthly advisory fees and operating expenses) for the Funds. This charge also reflects expense reimbursements made in 1999 to certain Funds by the investment adviser to the respective portfolio. (We cannot guarantee that these reimbursements will continue in the future.) The Values illustrated would not have changed had these reimbursements been taken into account. The actual charge under a Contract for Fund expenses will depend on the actual allocation of the Contract value and may be higher or lower depending on how the Contract value is allocated.

Taking into account the 1.35% asset charge in the Separate Account and the .83% charge described above, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -2.16%, 3.76%, and 9.68%, respectively. The gross returns are before any deductions and should not be compared to rates which reflect deduction of charges.

The hypothetical returns shown on the tables are without any income tax charges that may be attributable to the Separate Account in the future (although they do reflect the charge for federal income taxes included in the expense charge). In order to produce after-tax returns of 0%, 6% and 12%, the Funds would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges attributable to the Separate Account.

The second column of the tables shows the amount which would accumulate if an amount equal to the premium payment was invested to earn interest at an after-tax rate of 5% compounded annually.

We will furnish upon request a personalized illustration reflecting the proposed insured's age, face amount and the payment amounts requested. The illustration will also use current cost of insurance rates.

           MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                              MALE ISSUE AGE 55
    $100,000 INITIAL PAYMENT FOR SIMPLIFIED NON-SMOKER UNDERWRITING CLASS
                             FACE AMOUNT: $224,426
                  BASED ON MAXIMUM COST OF INSURANCE CHARGES

                                                   Total                            End of Year
                                               Payments Made                      DEATH BENEFIT(2)
                                         Plus Interest at 5% as of          Assuming Hypothetical Gross
Contract Year        Payments (1)               End of Year                 Annual Investment Return of
---------------      ------------               -----------                 ---------------------------
                                                                           0%            6%           12%
                                                                      -----------   -----------   -----------
 1                   $100,000                   $105,000                $224,426      $224,426     $ 235,671
 2                   $0                         $110,250                $224,426      $224,426     $ 247,481
 3                   $0                         $115,763                $224,426      $224,426     $ 259,883
 4                   $0                         $121,551                $224,426      $224,426     $ 272,908
 5                   $0                         $127,628                $224,426      $224,426     $ 286,588
 6                   $0                         $134,010                $224,426      $224,426     $ 300,954
 7                   $0                         $140,710                $224,426      $224,426     $ 316,043
 8                   $0                         $147,746                $224,426      $224,426     $ 331,891
 9                   $0                         $155,133                $224,426      $224,426     $ 348,537
10                   $0                         $162,889                $224,426      $224,426     $ 366,018
15                   $0                         $207,893                $224,426      $224,426     $ 488,863
20                   $0                         $265,330                $224,426      $224,426     $ 653,080
30                   $0                         $432,194                $224,426      $224,426    $1,166,388


                                      End of Year                                   End of Year
                                   CONTRACT VALUE(2)                             SURRENDER VALUE(2)
                              Assuming Hypothetical Gross                   Assuming Hypothetical Gross
Contract Year                 Annual Investment Return of                   Annual Investment Return of
---------------               ---------------------------                   ---------------------------
                         0%              6%               12%                0%            6%          12%
                     ------------  -------------  ---------------      -------------  -----------  ----------
 1                     $96,421        $102,316         $108,180           $86,779       $ 92,316    $ 98,180
 2                     $92,799        $104,625         $116,975           $84,447       $ 95,625    $107,975
 3                     $89,123        $106,924         $126,434           $81,993       $ 98,924    $118,434
 4                     $85,383        $109,212         $136,605           $79,406       $102,212    $129,605
 5                     $81,550        $111,475         $147,530           $76,657       $105,475    $141,530
 6                     $77,601        $113,703         $159,253           $73,721       $108,703    $154,253
 7                     $73,508        $115,887         $171,826           $70,568       $111,887    $167,826
 8                     $69,239        $118,013         $185,299           $67,162       $115,013    $182,299
 9                     $64,746        $120,058         $199,713           $63,451       $118,058    $197,713
10                     $59,976        $122,000         $215,112           $59,376       $121,000    $214,112
15                     $32,194        $136,246         $323,102           $32,194       $136,246    $323,102
20                     $0             $147,608         $477,349           $0            $147,608    $477,349
30                     $0             $132,400         $986,316           $0            $132,400    $986,316

------------------

(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT,

CONTRACT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

           MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                             FEMALE ISSUE AGE 60
    $100,000 INITIAL PAYMENT FOR SIMPLIFIED NON-SMOKER UNDERWRITING CLASS
                             FACE AMOUNT: $218,196
                  BASED ON MAXIMUM COST OF INSURANCE CHARGES


                                                   Total                            End of Year
                                               Payments Made                     DEATH BENEFIT (2)
                                         Plus Interest at 5% as of          Assuming Hypothetical Gross
Contract Year         Payments (1)              End of Year                 Annual Investment Return of
---------------       ------------              -----------                 ---------------------------
                                                                          0%            6%            12%
                                                                     -----------   -----------   ------------
 1                    $100,000                 $105,000                $218,196      $218,196      $ 229,129
 2                    $0                       $110,250                $218,196      $218,196      $ 240,611
 3                    $0                       $115,763                $218,196      $218,196      $ 252,668
 4                    $0                       $121,551                $218,196      $218,196      $ 265,333
 5                    $0                       $127,628                $218,196      $218,196      $ 278,632
 6                    $0                       $134,010                $218,196      $218,196      $ 292,601
 7                    $0                       $140,710                $218,196      $218,196      $ 307,272
 8                    $0                       $147,746                $218,196      $218,196      $ 322,680
 9                    $0                       $155,133                $218,196      $218,196      $ 338,861
10                    $0                       $162,889                $218,196      $218,196      $ 355,857
15                    $0                       $207,893                $218,196      $218,196      $ 475,256
20                    $0                       $265,330                $218,196      $218,196      $ 634,879
30                    $0                       $432,194                $218,196      $218,196     $1,133,868

                                    End of Year                                   End of Year
                                CONTRACT VALUE (2)                            SURRENDER VALUE (2)
                            Assuming Hypothetical Gross                   Assuming Hypothetical Gross
Contract Year               Annual Investment Return of                   Annual Investment Return of
---------------             ---------------------------                   ---------------------------
                         0%              6%            12%             0%              6%            12%
                      ---------     ------------   -----------    ------------   -------------   -----------
 1                     $96,384        $102,280       $108,142        $86,746        $ 92,280       $ 98,142
 2                     $92,753        $104,582       $116,929        $84,405        $ 95,582       $107,929
 3                     $89,077        $106,884       $126,390        $81,951        $ 98,884       $118,390
 4                     $85,325        $109,170       $136,558        $79,352        $102,170       $129,558
 5                     $81,463        $111,422       $147,468        $76,575        $105,422       $141,468
 6                     $77,467        $113,630       $159,167        $73,594        $108,630       $154,167
 7                     $73,316        $115,790       $171,711        $70,383        $111,790       $167,711
 8                     $68,995        $117,902       $185,170        $66,925        $114,902       $182,170
 9                     $64,491        $119,971       $199,624        $63,201        $117,971       $197,624
10                     $59,780        $121,992       $215,153        $59,182        $120,992       $214,153
15                     $32,360        $136,970       $324,817        $32,360        $136,970       $324,817
20                     $0             $148,416       $481,075        $0             $148,416       $481,075
30                     $0             $116,272       $995,687        $0             $116,272       $995,687

-------------------------
(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED,

PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, CONTRACT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

           MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                              MALE ISSUE AGE 71
    $100,000 INITIAL PAYMENT FOR SIMPLIFIED NON-SMOKER UNDERWRITING CLASS
                             FACE AMOUNT: $148,053
                  BASED ON MAXIMUM COST OF INSURANCE CHARGES



                                                Total                            End of Year
                                            Payments Made                     DEATH BENEFIT (2)
                                      Plus Interest at 5% as of          Assuming Hypothetical Gross
Contract Year      Payments (1)              End of Year                 Annual Investment Return of
---------------    ---------------           -----------          ----------------------------------
                                                                        0%        6%                12%
                                                                        --        --                --
1                  $100,000                  $105,000             $148,053  $148,053          $155,489
2                  $0                        $110,250             $148,053  $148,053          $163,298
3                  $0                        $115,763             $148,053  $148,053          $171,501
4                  $0                        $121,551             $148,053  $148,053          $180,119
5                  $0                        $127,628             $148,053  $148,053          $189,171
6                  $0                        $134,010             $148,053  $148,053          $198,680
7                  $0                        $140,710             $148,053  $148,053          $208,669
8                  $0                        $147,746             $148,053  $148,053          $219,162
9                  $0                        $155,133             $148,053  $148,053          $230,184
10                 $0                        $162,889             $148,053  $148,053          $241,763
15                 $0                        $207,893             $148,053  $148,053          $323,146
20                 $0                        $265,330             $148,053  $148,053          $432,008
29                 $0                        $411,614             $148,053  $148,053          $731,813


                               End of Year                                   End of Year
                           CONTRACT VALUE (2)                            SURRENDER VALUE (2)
                       Assuming Hypothetical Gross                   Assuming Hypothetical Gross
Contract Year          Annual Investment Return of                   Annual Investment Return of
---------------    ---------------------------------             -------------------------------
                        0%              6%             12%            0%              6%             12%
                        --              --             --             --              --             --
1                  $95,443         $101,389       $107,224       $85,899         $91,389        $97,224
2                  $90,612         $102,702       $114,916       $82,457         $93,702        $105,916
3                  $85,386         $103,880       $123,056       $78,555         $95,880        $115,056
4                  $79,655         $104,895       $131,652       $74,079         $97,895        $124,652
5                  $73,304         $105,724       $140,727       $68,906         $99,724        $134,727
6                  $66,195         $106,341       $150,307       $62,885         $101,341       $145,307
7                  $58,160         $106,714       $160,421       $55,834         $102,714       $156,421
8                  $49,004         $106,809       $171,111       $47,534         $103,809       $168,111
9                  $38,461         $106,569       $182,412       $37,692         $104,569       $180,412
10                 $26,168         $105,911       $194,354       $25,906         $104,911       $193,354
15                 $0              $97,236        $276,200       $0              $97,236        $276,200
20                 $0              $30,989        $386,720       $0              $30,989        $386,720
29                 $0              $0             $731,813       $0              $0             $731,813

------------------------------
(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A

NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, CONTRACT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

           MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                              MALE ISSUE AGE 65
      $200,000 INITIAL PAYMENT FOR MEDICAL NON-SMOKER UNDERWRITING CLASS
                             FACE AMOUNT: $340,304
                  BASED ON MAXIMUM COST OF INSURANCE CHARGES



                                                   Total                       End of Year
                                               Payments Made                DEATH BENEFIT (2)
                                         Plus Interest at 5% as of     Assuming Hypothetical Gross
Contract Year        Payments (1)               End of Year            Annual Investment Return of
---------------      ---------------            -----------           ----------------------------
                                                                          0%            6%          12%
                                                                          --            --          --
1                    $200,000                    $210,000             $340,304      $340,304     $357,378
2                    $0                          $220,500             $340,304      $340,304     $375,310
3                    $0                          $231,525             $340,304      $340,304     $394,144
4                    $0                          $243,101             $340,304      $340,304     $413,925
5                    $0                          $255,256             $340,304      $340,304     $434,705
6                    $0                          $268,019             $340,304      $340,304     $456,527
7                    $0                          $281,420             $340,304      $340,304     $479,456
8                    $0                          $295,491             $340,304      $340,304     $503,536
9                    $0                          $310,266             $340,304      $340,304     $528,830
10                   $0                          $325,779             $340,304      $340,304     $555,404
15                   $0                          $415,786             $340,304      $340,304     $742,164
20                   $0                          $530,660             $340,304      $340,304     $991,940
30                   $0                          $864,388             $340,304      $340,304     $1,772,738

                               End of Year                                   End of Year
                           CONTRACT VALUE (2)                            SURRENDER VALUE (2)
                       Assuming Hypothetical Gross                   Assuming Hypothetical Gross
Contract Year          Annual Investment Return of                   Annual Investment Return of
---------------    ---------------------------------             -------------------------------
                        0%              6%             12%            0%              6%             12%
                        --              --             --             --              --             --
1                  $191,763        $203,592       $215,284       $172,587        $183,592       $195,284
2                  $183,208        $207,058       $231,590       $166,719        $189,058       $213,590
3                  $174,268        $210,384       $248,984       $160,327        $194,384       $232,984
4                  $164,864        $213,555       $267,535       $153,323        $199,555       $253,535
5                  $154,894        $216,543       $287,307       $145,600        $204,543       $275,307
6                  $144,218        $219,303       $308,354       $137,007        $209,303       $298,354
7                  $132,537        $221,706       $330,630       $127,236        $213,706       $322,630
8                  $119,871        $223,827       $354,348       $116,275        $217,827       $348,348
9                  $105,801        $225,502       $379,449       $103,685        $221,502       $375,449
10                 $89,974         $226,629       $405,955       $89,074         $224,629       $403,955
15                 $0              $233,977       $588,137       $0              $233,977       $588,137
20                 $0              $212,056       $838,801       $0              $212,056       $838,801
30                 $0              $0             $1,651,932     $0              $0             $1,651,932


(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A

NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, CONTRACT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 MORE ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers and their positions with us are as follows:

      NAME                   POSITION WITH THE COMPANY
-----------------            ---------------------------
Anthony J. Vespa             Chairman of the Board, President, and Chief Executive
                             Officer
Matthew Rider                Director, Senior Vice President, Chief Financial Officer,
                             and Treasurer
Barry G. Skolnick            Director, Senior Vice President, General Counsel, and
                             Secretary
David M. Dunford             Director, Senior Vice President, and Chief Investment
                             Officer
Gail R. Farkas               Director and Senior Vice President
Diana Joyner                 Senior Vice President, Variable Life Administration
Deborah J. Adler             Vice President and Chief Actuary

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Each has held various executive positions with insurance company subsidiaries of our indirect parent, Merrill Lynch & Co., Inc. The principal positions of our directors and executive officers for the past five years are listed below:

Mr. Vespa joined Merrill Lynch Life in January 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S.

Mr. Rider joined Merrill Lynch Life in January 1994. From January 1994 to September 2000, he held the position of Financial Actuary.

Mr. Skolnick joined Merrill Lynch Life in November 1990. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch & Co., Inc. and First Vice President and Assistant General Counsel of MLPF&S.

Mr. Dunford joined Merrill Lynch Life in July 1990.

Ms. Farkas joined Merrill Lynch Life in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.

Ms. Joyner joined Merrill Lynch Life in May 1992. From May 1992 to March 1996, she held the position of Vice President of Client Services. From March 1996 to February 1998, she held the position of Vice President of Life Insurance Operations. From February 1998 to July 2000, she held the position of Director of Business Acquisition Services.

Ms. Adler joined Merrill Lynch Life in May 1992. From May 1992 to January 1994, she held the position of Financial Actuary. From January 1994 to September 2000, she held the position of Product Actuary.

None of our shares are owned by any of our officers or directors, as it is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). Our officers and directors, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co., Inc.

SERVICES ARRANGEMENT

We and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to us, including services related to the Separate Account and the Contracts. We reimburse expenses incurred by MLIG under this service agreement on an allocated cost basis. Charges billed to us by MLIG under the agreement were $43.4 million for the year ended December 31, 1999.

STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department (the "Insurance Department"). We file a detailed financial statement in the prescribed form (the "Annual Statement") with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the Insurance Department and under the auspices of the National Association of Insurance Commissioners. We are also subject to the insurance laws and regulations of all jurisdictions in which we are licensed to do business.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, is not material to our total assets or to MLPF&S.

EXPERTS

Our financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and of the Separate Account as of December 31, 1999 and for the periods presented, included in this Prospectus, have been audited by Deloitte and Touche, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte and Touche's principal business address is 2 World Financial Center, New York, NY 10281.

Actuarial matters included in this Prospectus have been examined by Deborah J. Adler, F.S.A., our Vice President and Chief Actuary, as stated in her opinion filed as an exhibit to the registration statement.

LEGAL MATTERS

The organization of the Company, its authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our Senior Vice President and General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENTS

Registration statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 that relate to the Contract and its investment options. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

FINANCIAL STATEMENTS

Our financial statements, included herein, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Contracts.

                                   APPENDIX A

EFFECT OF ADDITIONAL PAYMENT ON FACE AMOUNT

--------------------------------------------------------------------------------

EXAMPLE. The effect of an additional premium payment on the face amount will depend on the amount of the additional payment. If you make additional payments of different amounts at the same time to equivalent Contracts, the Contract to which the larger payment is applied would have a proportionately larger increase in face amount.

Example 1 shows the effect on the face amount of a $2,000 additional payment made at the beginning of the third quarter. Example 2 shows the effect of a $4,000 additional payment. The examples assume that no other contract transactions have been made.

                               Male Issue Age: 55
                  Initial Payment: $10,000 Face Amount: $22,443

                                    EXAMPLE 1

        ADDITIONAL                 INCREASE IN                  NEW FACE
         PAYMENT                   FACE AMOUNT                   AMOUNT
         -------                   -----------                   ------
         $ 2,000                     $ 4,422                    $ 26,865

                                    EXAMPLE 2

        ADDITIONAL                 INCREASE IN                  NEW FACE
         PAYMENT                   FACE AMOUNT                   AMOUNT
         -------                   -----------                   ------
         $ 4,000                     $ 8,845                    $ 31,288

--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON FACE AMOUNT

--------------------------------------------------------------------------------

EXAMPLE. The effect of a partial withdrawal on the face amount depends on the amount of the partial withdrawal and the contract year in which the withdrawal is made. If made at the same time to equivalent Contracts, a larger withdrawal would result in a greater reduction in the face amount than a smaller withdrawal. A partial withdrawal made in a later contract year would result in a smaller decrease in the face amount than if the same amount was withdrawn in an earlier year.

Examples 1 and 2 show the effect on the face amount of partial withdrawals for $1,000 and $2,000 taken at the beginning of contract year three. Example 3 shows the effect on the face amount of a $2,000 partial withdrawal taken at the beginning of contract year eight. All three examples assume no other contract transactions have been made.

                               Male Issue Age: 55
                  Initial Payment: $10,000 Face Amount: $22,443

                                    EXAMPLE 1

                                      PARTIAL                           DECREASE                           NEW
CONTRACT YEAR                        WITHDRAWAL                      IN FACE AMOUNT                    FACE AMOUNT
-------------                        ----------                      --------------                    -----------
      3                               $ 1,000                            $2,116                          $ 20,327


                                    EXAMPLE 2

                                      PARTIAL                           DECREASE                           NEW
CONTRACT YEAR                        WITHDRAWAL                      IN FACE AMOUNT                    FACE AMOUNT
-------------                        ----------                      --------------                    -----------
      3                               $ 2,000                            $4,232                          $ 18,211


                                    EXAMPLE 3

                                      PARTIAL                           DECREASE                           NEW
CONTRACT YEAR                        WITHDRAWAL                      IN FACE AMOUNT                    FACE AMOUNT
-------------                        ----------                      --------------                    -----------
      8                               $ 2,000                            $3,679                          $ 18,764

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                                     Intermediate      Long-Term
                                                                       Money          Government       Corporate         Capital
                                                                      Reserve            Bond             Bond            Stock
(In thousands)                                                       Portfolio        Portfolio        Portfolio        Portfolio
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Money Reserve Portfolio,  83,543 shares
   (Cost $83,543)                                                $        83,543  $             0  $             0  $             0

  Intermediate Government Bond Portfolio, 2,447 shares
   (Cost $26,700)                                                              0           26,205                0                0

  Long-Term Corporate Bond Portfolio, 2,398 shares
   (Cost $27,409)                                                              0                0           26,165                0

  Capital Stock Portfolio, 1,875 shares
   (Cost $45,976)                                                              0                0                0           55,413
                                                                 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           83,543           26,205           26,165           55,413

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                        5,578                5                4               10
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        77,965  $        26,200  $        26,161  $        55,403
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------

                                                                      Growth          Multiple           High            Natural
                                                                      Stock           Strategy           Yield          Resources
(In thousands)                                                       Portfolio        Portfolio        Portfolio        Portfolio
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Growth Stock Portfolio, 2,436 shares
   (Cost $76,474)                                                $        98,249  $             0  $             0  $             0

  Multiple Strategy Portfolio, 2,022 shares
   (Cost $34,080)                                                              0           37,038                0                0

  High Yield Portfolio, 3,671 shares
   (Cost $31,204)                                                              0                0           25,770                0

  Natural Resources Portfolio, 200 shares
   (Cost $2,172)                                                               0                0                0            2,149
                                                                 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           98,249           37,038           25,770            2,149

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                           18                6                4             (209)
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        98,231  $        37,032  $        25,766  $         2,358
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                                                       Utilities/     International
                                                                      Global                            Telecomm          Equity
                                                                     Strategy         Balanced           Focus            Focus
(In thousands)                                                       Portfolio        Portfolio          Fund             Fund
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Global Strategy Portfolio, 3,049 shares
   (Cost $48,636)                                                $        50,395  $             0  $             0  $             0

  Balanced Portfolio, 1,210 shares
   (Cost $17,752)                                                              0           18,410                0                0

 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Utilities/Telecomm Focus Fund, 234 shares
    (Cost $3,783)                                                              0                0            3,909                0

   International Equity Focus Fund, 798 shares
    (Cost $8,615)                                                              0                0                0            9,780
                                                                 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                          50,395           18,410            3,909            9,780

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            9                3                0                1
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        50,386  $        18,407  $         3,909  $         9,779
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                      Global            Basic          Developing       Small Cap
                                                                       Bond             Value        Capital Markets      Value
                                                                       Focus            Focus            Focus            Focus
(In thousands)                                                         Fund             Fund             Fund             Fund
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Global Bond Focus Fund, 98 shares
    (Cost $890)                                                   $          780  $             0  $             0  $             0

   Basic Value Focus Fund, 5,680 shares
    (Cost $78,871)                                                             0           83,330                0                0

   Developing Capital Markets Focus Fund, 524 shares
    (Cost $4,682)                                                              0                0            4,486                0

   Small Cap Value Focus Fund, 291 shares
    (Cost $6,499)                                                              0                0                0            7,684
                                                                 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             780           83,330            4,486            7,684

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0               14                1                2
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           780  $        83,316  $         4,485  $         7,682
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                                       Balanced         Global
                                                                       Index           Capital          Growth        International
                                                                        500             Focus            Focus          Value VIP
(In thousands)                                                          Fund            Fund             Fund           Portfolio
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Index 500 Fund, 2,107 shares
    (Cost $34,839)                                               $        38,780  $             0  $             0  $             0

   Balanced Capital Focus Fund, 32 shares
    (Cost $325)                                                                0              334                0                0

   Global Growth Focus Fund, 416 shares
    (Cost $6,281)                                                              0                0            5,846                0

 Investments in Mercury HW Variable Trust (Note 1):
  International Value VIP Portfolio, 497 shares
   (Cost $5,699)                                                               0                0                0            5,636
                                                                 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           38,780              334            5,846            5,636

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                           40                0               15                1
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        38,740  $           334  $         5,831  $         5,635
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                      Mercury                                              MFS
                                                                     V.I. U.S.                          Premier          Emerging
                                                                     Large Cap         Quasar           Growth            Growth
(In thousands)                                                         Fund           Portfolio        Portfolio          Series
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Mercury Asset Management
  V. I. Funds, Inc. (Note 1):
   Mercury V. I. U. S. Large Cap Fund, 238 shares
    (Cost $2,777)                                                $         2,707  $             0  $             0  $             0

 Investments in Alliance Variable Products
  Series Fund, Inc (Note 1):
   Quasar Portfolio, 92 shares
    (Cost $1,271)                                                              0            1,298                0                0

   Premier Growth Portfolio, 1,834 shares
    (Cost $63,562)                                                             0                0           68,234                0

 Investments in MFS Variable Insurance Trust (Note 1):
  MFS Emerging Growth Series, 1,118 shares
   (Cost $33,971)                                                              0                0                0           39,852
                                                                 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                            2,707            1,298           68,234           39,852

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0                0              (45)             308
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $         2,707  $         1,298  $        68,279  $        39,544
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------
                                                                                                          AIM
                                                                        MFS              AIM          V.I. Capital
                                                                      Research        V.I. Value      Appreciation        2001
(In thousands)                                                         Series            Fund             Fund            Trust
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in MFS Variable Insurance Trust (Note 1):
  MFS Research Series, 915 shares
   (Cost $17,613)                                                $        21,774  $             0  $             0  $             0

 Investments in AIM Variable Insurance Funds, Inc. (Note 1):
  AIM V.I. Value Fund, 1,275 shares
   (Cost $36,450)                                                              0           39,929                0                0

  AIM V.I. Capital Appreciation Fund, 388 shares
   (Cost $14,788)                                                              0                0           15,796                0

 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2001 Trust, 335 trust units
   (Cost $271)                                                                 0                0                0              329
                                                                 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           21,774           39,929           15,796              329

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            4               28                3                0
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        21,770  $        39,901  $        15,793  $           329
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------


                                                                       2002             2003             2004             2005
(In thousands)                                                         Trust            Trust            Trust            Trust
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2002 Trust, 824 trust units
    (Cost $620)                                                  $           764  $             0  $             0  $             0

   2003 Trust, 364 trust units
    (Cost $254)                                                                0              309                0                0

   2004 Trust, 1,365 trust units
    (Cost $914)                                                                0                0            1,121                0

   2005 Trust, 854 trust units
    (Cost $524)                                                                0                0                0              669
                                                                 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             764              309            1,121              669

Liabilities
 Due to (from) Merill Lynch Life Insurance Company                             0                0                1                0
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           764  $           309  $         1,120  $           669
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------


                                                                       2006             2007             2008             2009
(In thousands)                                                         Trust            Trust            Trust            Trust
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2006 Trust, 435 trust units
    (Cost $279)                                                  $           327  $             0  $             0  $             0

   2007 Trust, 343 trust units
    (Cost $213)                                                                0              242                0                0

   2008 Trust, 864 trust units
    (Cost $459)                                                                0                0              562                0

   2009 Trust, 161 trust units
    (Cost $88)                                                                 0                0                0               99
                                                                 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             327              242              562               99

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0                0                0                0
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           327  $           242  $           562  $            99
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                                       Divisions Investing In
                                                                 -------------------------------------------------------------------


                                                                       2010             2011             2013             2014
(In thousands)                                                         Trust            Trust            Trust            Trust
                                                                 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2010 Trust, 849 trust units
    (Cost $485)                                                  $           485  $             0  $             0  $             0

   2011 Trust, 348 trust units
    (Cost $141)                                                                0              189                0                0

   2013 Trust, 853 trust units
    (Cost $358)                                                                0                0              407                0

   2014 Trust, 9,603 trust units
    (Cost $3,464)                                                              0                0                0            4,261
                                                                 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             485              189              407            4,261

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0                0                0                2
                                                                 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           485  $           189  $           407  $         4,259
                                                                 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2000 (continued)

                                                                 Divisions Investing In
                                                                 ----------------------


                                                                         2019
(In thousands)                                                           Trust
                                                                 ----------------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2019 Trust, 706 trust units
    (Cost $207)                                                  $                 231

                                                                 ----------------------
    Total Assets                                                                   231

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                                  0
                                                                 ----------------------
Net Assets                                                       $                 231
                                                                 ======================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                          Intermediate          Long-Term
                                                        Money              Government           Corporate             Capital
                                                       Reserve                Bond                 Bond                Stock
(In thousands, except unit values)                    Portfolio            Portfolio            Portfolio            Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $             4,035  $             1,090  $             1,163  $             1,066
 Mortality and Expense Charges (Note 4)                        (562)                (168)                (167)                (382)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                3,473                  922                  996                  684
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             0                 (176)                (174)               1,117
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                  0                  794                  386                 (870)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                   0                  618                  212                  247
                                                -------------------- -------------------- -------------------- --------------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    3,473                1,540                1,208                  931
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                  53,142                  318                1,038                1,896
 Policy Loading, Net (Note 4)                                 2,210                 (113)                 (78)                (133)
 Contract Owner Deaths                                          376                 (147)                 (24)                (172)
 Contract Owner Terminations                                 (1,870)                 (15)                (359)                (522)
 Policy Loans, Net                                             (428)                 (16)                (107)                (917)
 Cost of Insurance (Note 4)                                  (1,372)                (274)                (293)                (576)
 Policy Loan Processing Charges                                (172)                   2                    4                   (6)
 Transfers Among Investment Divisions                       (64,414)                 656                1,020                 (878)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                     (12,528)                 411                1,201               (1,308)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      (9,055)               1,951                2,409                 (377)
Net Assets Beginning of Period                               87,020               24,249               23,752               55,780
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            77,965  $            26,200  $            26,161  $            55,403
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            2,399                  530                  470                  496
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             32.50  $             49.47  $             55.68  $            111.62
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------

                                                       Growth              Multiple               High               Natural
                                                       Stock               Strategy               Yield              Resources
(In thousands, except unit values)                    Portfolio            Portfolio            Portfolio            Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $             1,744  $               418  $             1,824  $                 0
 Mortality and Expense Charges (Note 4)                        (652)                (253)                (175)                 (14)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                1,092                  165                1,649                  (14)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                         2,054                  440                 (808)                 614
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              3,082                 (175)                (732)                (116)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               5,136                  265               (1,540)                 498
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    6,228                  430                  109                  484
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,751                  926                1,093                   58
 Policy Loading, Net (Note 4)                                  (161)                (109)                 (50)                  (7)
 Contract Owner Deaths                                         (289)                (115)                (400)                   0
 Contract Owner Terminations                                   (683)                (556)                (121)                 (30)
 Policy Loans, Net                                             (924)                (131)                 (33)                   2
 Cost of Insurance (Note 4)                                  (1,096)                (416)                (315)                 (25)
 Policy Loan Processing Charges                                 (11)                   4                    7                    0
 Transfers Among Investment Divisions                         4,388                  (25)              (1,473)                  80
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       4,975                 (422)              (1,292)                  78
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      11,203                    8               (1,183)                 562
Net Assets Beginning of Period                               87,028               37,024               26,949                1,796
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            98,231  $            37,032  $            25,766  $             2,358
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                              834                  693                  831                  185
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $            117.77  $             53.47  $             31.01  $             12.76
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                                                Utilities/         International
                                                       Global                                    Telecomm              Equity
                                                      Strategy             Balanced               Focus                Focus
(In thousands, except unit values)                    Portfolio            Portfolio              Fund                 Fund
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $               470  $               109  $               109  $                 7
 Mortality and Expense Charges (Note 4)                        (344)                (122)                 (26)                 (75)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  126                  (13)                  83                  (68)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           554                   58                   63                  262
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                             (2,424)                 478                  (94)              (1,697)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                              (1,870)                 536                  (31)              (1,435)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                   (1,744)                 523                   52               (1,503)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   2,334                  603                  121                    1
 Policy Loading, Net (Note 4)                                  (115)                 (84)                 (13)                 (32)
 Contract Owner Deaths                                          (93)                (278)                   0                  (51)
 Contract Owner Terminations                                   (537)                (356)                 (25)                 (57)
 Policy Loans, Net                                             (211)                 (47)                  (4)                 (42)
 Cost of Insurance (Note 4)                                    (624)                (233)                 (42)                (131)
 Policy Loan Processing Charges                                   2                    0                    0                    1
 Transfers Among Investment Divisions                           748                  202                  (70)                (563)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       1,504                 (193)                 (33)                (874)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (240)                 330                   19               (2,377)
Net Assets Beginning of Period                               50,626               18,077                3,890               12,156
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            50,386  $            18,407  $             3,909  $             9,779
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            1,585                  564                  171                  756
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             31.79  $             32.65  $             22.92  $             12.94
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                        Global               Basic              Developing           Small Cap
                                                        Bond                 Value               Capital               Value
                                                        Focus                Focus            Markets Focus            Focus
(In thousands, except unit values)                      Fund                 Fund                 Fund                 Fund
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                30  $             1,686  $                27  $               299
 Mortality and Expense Charges (Note 4)                          (6)                (502)                 (36)                 (43)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   24                1,184                   (9)                 256
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           (32)                 (32)                 (66)                 339
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (32)               6,370                 (899)                 442
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (64)               6,338                 (965)                 781
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (40)               7,522                 (974)               1,037
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       0                3,043                  289                  240
 Policy Loading, Net (Note 4)                                    (5)                (219)                  (6)                 (13)
 Contract Owner Deaths                                            0               (1,131)                  (5)                   0
 Contract Owner Terminations                                    (41)                (699)                 (75)                 (29)
 Policy Loans, Net                                                0                  214                   25                   (7)
 Cost of Insurance (Note 4)                                     (13)                (903)                 (60)                 (66)
 Policy Loan Processing Charges                                   0                    9                   (1)                   0
 Transfers Among Investment Divisions                          (175)               5,076                  (36)               1,427
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (234)               5,390                  131                1,552
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (274)              12,912                 (843)               2,589
Net Assets Beginning of Period                                1,054               70,404                5,328                5,093
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               780  $            83,316  $             4,485  $             7,682
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               65                3,143                  503                  318
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             12.01  $             26.51  $              8.92  $             24.12
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                           Balanced              Global
                                                        Index               Capital               Growth           International
                                                         500                 Focus                Focus             Value VIP
(In thousands, except unit values)                      Fund                 Fund                 Fund              Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                49  $                 2  $                16  $                 0
 Mortality and Expense Charges (Note 4)                        (246)                  (2)                 (28)                 (31)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                 (197)                   0                  (12)                 (31)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           266                    0                  107                  182
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (780)                  14                 (533)                (163)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                (514)                  14                 (426)                  19
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                     (711)                  14                 (438)                 (12)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   1,435                   20                  226                  222
 Policy Loading, Net (Note 4)                                  (135)                  (1)                  (6)                  (2)
 Contract Owner Deaths                                         (726)                   0                    0                   (5)
 Contract Owner Terminations                                    (67)                   0                  (73)                 (41)
 Policy Loans, Net                                               (7)                   0                  (12)                  24
 Cost of Insurance (Note 4)                                    (485)                  (3)                 (57)                 (49)
 Policy Loan Processing Charges                                   4                    0                   (1)                  (1)
 Transfers Among Investment Divisions                         7,340                   49                5,423                3,298
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       7,359                   65                5,500                3,446
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       6,648                   79                5,062                3,434
Net Assets Beginning of Period                               32,092                  255                  769                2,201
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            38,740  $               334  $             5,831  $             5,635
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            1,956                   31                  416                  502
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             19.81  $             10.74  $             14.03  $             11.22
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                       Mercury                                                          MFS
                                                      V.I. U.S.                                  Premier              Emerging
                                                      Large Cap             Quasar               Growth                Growth
(In thousands, except unit values)                      Fund               Portfolio            Portfolio              Series
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                28  $             3,477  $             1,903
 Mortality and Expense Charges (Note 4)                         (14)                  (6)                (448)                (245)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (14)                  22                3,029                1,658
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            71                  135                3,621                4,566
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (200)                 (25)              (9,335)              (6,736)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                (129)                 110               (5,714)              (2,170)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                     (143)                 132               (2,685)                (512)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      56                   46                3,494                1,666
 Policy Loading, Net (Note 4)                                    (3)                  (1)                (192)                 (32)
 Contract Owner Deaths                                            0                    0               (1,813)                 (35)
 Contract Owner Terminations                                      2                    0                 (376)                (137)
 Policy Loans, Net                                               15                    2                 (269)                (199)
 Cost of Insurance (Note 4)                                     (32)                  (8)                (810)                (382)
 Policy Loan Processing Charges                                   0                    0                    4                    1
 Transfers Among Investment Divisions                         1,375                  615               13,201                7,967
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       1,413                  654               13,239                8,849
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       1,270                  786               10,554                8,337
Net Assets Beginning of Period                                1,437                  512               57,725               31,207
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             2,707  $             1,298  $            68,279  $            39,544
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                              240                  114                2,782                1,448
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             11.30  $             11.39  $             24.54  $             27.31
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                                                   AIM
                                                         MFS                  AIM              V.I. Capital
                                                       Research            V.I. Value          Appreciation            2000
(In thousands, except unit values)                      Series                Fund                 Fund                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $             1,224  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                        (132)                (263)                 (89)                  (1)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                1,092                 (263)                 (89)                  (1)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           115                1,316                3,060                  136
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                270               (4,148)              (1,386)                (133)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 385               (2,832)               1,674                    3
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    1,477               (3,095)               1,585                    2
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     929                1,919                  651                    0
 Policy Loading, Net (Note 4)                                   (37)                 (80)                 (44)                  (6)
 Contract Owner Deaths                                          (26)                (472)                (730)                 (43)
 Contract Owner Terminations                                    (98)                (163)                 (82)                   0
 Policy Loans, Net                                                2                  (40)                 (16)                  (1)
 Cost of Insurance (Note 4)                                    (236)                (452)                (144)                  (1)
 Policy Loan Processing Charges                                   0                    4                    1                    0
 Transfers Among Investment Divisions                         2,821                8,464                4,310                 (609)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       3,355                9,180                3,946                 (660)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       4,832                6,085                5,531                 (658)
Net Assets Beginning of Period                               16,938               33,816               10,262                  658
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            21,770  $            39,901  $            15,793  $                 0
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            1,115                2,023                  727                    0
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             19.53  $             19.72  $             21.72  $              0.00
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2001                 2002                 2003                 2004
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (2)                  (5)                  (2)                  (7)
 Transaction Charges (Note 4)                                     0                   (2)                  (1)                  (3)
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (2)                  (7)                  (3)                 (10)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             2                    4                    2                   32
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 13                   35                   17                   39
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  15                   39                   19                   71
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       13                   32                   16                   61
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       1                    0                    4                    5
 Policy Loading, Net (Note 4)                                    (3)                  (4)                  (2)                  (8)
 Contract Owner Deaths                                            0                    0                    0                  (67)
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                                3                   (2)                   3                    0
 Cost of Insurance (Note 4)                                      (4)                  (8)                  (3)                 (10)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                            (1)                  79                   (1)                  81
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          (5)                  65                    1                    1
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                           8                   97                   17                   62
Net Assets Beginning of Period                                  321                  667                  292                1,058
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               329  $               764  $               309  $             1,120
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                                7                   42                    4                   73
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             48.67  $             17.98  $             77.77  $             15.28
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2005                 2006                 2007                 2008
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (5)                  (2)                  (2)                  (3)
 Transaction Charges (Note 4)                                    (2)                  (1)                  (1)                  (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (7)                  (3)                  (3)                  (4)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            39                    5                    1                   16
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 14                   22                   20                   36
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  53                   27                   21                   52
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       46                   24                   18                   48
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      13                    1                    0                   43
 Policy Loading, Net (Note 4)                                    (6)                   0                   (1)                   0
 Contract Owner Deaths                                          (44)                   0                    0                    0
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                                0                    0                    0                    0
 Cost of Insurance (Note 4)                                      (7)                  (2)                  (3)                  (4)
 Policy Loan Processing Charges                                   0                    0                    0                    0
 Transfers Among Investment Divisions                           (78)                 (14)                   2                  (65)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (122)                 (15)                  (2)                 (26)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (76)                   9                   16                   22
Net Assets Beginning of Period                                  745                  318                  226                  540
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               669  $               327  $               242  $               562
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               11                   10                    7                   17
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             58.51  $             32.85  $             35.25  $             33.23
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2009                 2010                 2011                 2013
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (1)                  (4)                  (1)                  (2)
 Transaction Charges (Note 4)                                     0                   (2)                   0                   (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (1)                  (6)                  (1)                  (3)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             0                   59                    2                    7
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 10                    7                   20                   43
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  10                   66                   22                   50
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                        9                   60                   21                   47
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       2                    5                    3                   51
 Policy Loading, Net (Note 4)                                     0                    3                   (1)                   2
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                                0                    0                    0                   (1)
 Cost of Insurance (Note 4)                                      (1)                  (3)                  (2)                  (2)
 Policy Loan Processing Charges                                   0                    0                    0                    0
 Transfers Among Investment Divisions                             0                  (33)                  (1)                 (15)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                           1                  (28)                  (1)                  35
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                          10                   32                   20                   82
Net Assets Beginning of Period                                   89                  453                  169                  325
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $                99  $               485  $               189  $               407
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                                3                   17                    8                   22
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             30.01  $             29.08  $             24.38  $             18.28
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (continued)

                                                          Divisions Investing In
                                                ------------------------------------------


                                                        2014                 2019
(In thousands, except unit values)                      Trust                Trust
                                                -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                         (28)                  (1)
 Transaction Charges (Note 4)                                   (10)                  (1)
                                                -------------------- --------------------
  Net Investment Income (Loss)                                  (38)                  (2)
                                                -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            86                    3
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                508                   33
                                                -------------------- --------------------
 Net Gain (Loss) on Investments                                 594                   36
                                                -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      556                   34
                                                -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     149                   13
 Policy Loading, Net (Note 4)                                   (21)                   0
 Contract Owner Deaths                                            0                    0
 Contract Owner Terminations                                    (27)                   0
 Policy Loans, Net                                                0                    0
 Cost of Insurance (Note 4)                                     (51)                  (2)
 Policy Loan Processing Charges                                   1                    0
 Transfers Among Investment Divisions                          (155)                 (16)
                                                -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (104)                  (5)
                                                -------------------- --------------------

Total Increase (Decrease) in Net Assets                         452                   29
Net Assets Beginning of Period                                3,807                  202
                                                -------------------- --------------------
Net Assets End of Period                        $             4,259  $               231
                                                ==================== ====================

 Units Outstanding                                              235                   22
                                                ==================== ====================

 Unit Value                                     $             18.12  $             10.30
                                                ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                          Intermediate          Long-Term
                                                        Money              Government           Corporate             Capital
                                                       Reserve                Bond                 Bond                Stock
(In thousands, except unit values)                    Portfolio            Portfolio            Portfolio            Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $             3,118  $             1,102  $             1,151  $             4,246
 Mortality and Expense Charges (Note 4)                        (549)                (163)                (161)                (321)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                2,569                  939                  990                3,925
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             0                   45                  109                1,251
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                  0               (1,380)              (1,785)              (2,542)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                   0               (1,335)              (1,676)              (1,291)
                                                -------------------- -------------------- -------------------- --------------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    2,569                 (396)                (686)               2,634
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                  53,955                  337                  998                2,142
 Policy Loading, Net (Note 4)                                 2,768                  (96)                 (85)                (132)
 Contract Owner Deaths                                       (1,272)                 (57)                (132)                (493)
 Contract Owner Terminations                                 (1,327)                (146)                (202)                (829)
 Policy Loans, Net                                             (475)                 (83)                   0                 (191)
 Cost of Insurance (Note 4)                                  (1,126)                (247)                (263)                (488)
 Policy Loan Processing Charges                                 (17)                  (6)                  (3)                 (12)
 Transfers Among Investment Divisions                       (49,081)               3,762                2,009               (4,408)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       3,425                3,464                2,322               (4,411)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       5,994                3,068                1,636               (1,777)
Net Assets Beginning of Period                               76,418               21,945               22,666               47,552
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            82,412  $            25,013  $            24,302  $            45,775
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            2,664                  535                  456                  514
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             30.93  $             46.75  $             53.34  $             89.04
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------

                                                       Growth              Multiple               High                Natural
                                                       Stock               Strategy               Yield              Resources
(In thousands, except unit values)                    Portfolio            Portfolio            Portfolio            Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $             8,276  $             2,722  $             2,095  $                31
 Mortality and Expense Charges (Note 4)                        (470)                (222)                (185)                 (11)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                7,806                2,500                1,910                   20
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                         2,685                  134                 (574)                (131)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                             (5,676)              (1,101)                (865)                 469
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                              (2,991)                (967)              (1,439)                 338
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    4,815                1,533                  471                  358
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,536                1,015                1,159                   76
 Policy Loading, Net (Note 4)                                  (154)                 (99)                 (93)                  (5)
 Contract Owner Deaths                                         (601)                (184)                (341)                 (23)
 Contract Owner Terminations                                 (1,446)                (927)                (416)                 (32)
 Policy Loans, Net                                             (406)                (103)                (251)                  (1)
 Cost of Insurance (Note 4)                                    (796)                (371)                (322)                 (20)
 Policy Loan Processing Charges                                 (21)                  (4)                  (4)                   0
 Transfers Among Investment Divisions                           133                 (120)              (1,358)                  (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         245                 (793)              (1,626)                  (6)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       5,060                  740               (1,155)                 352
Net Assets Beginning of Period                               63,237               31,861               28,303                1,496
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            68,297  $            32,601  $            27,148  $             1,848
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                              795                  701                  905                  186
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             85.88  $             46.51  $             30.01  $              9.95
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                                                Utilities/         International
                                                       Global                                    Telecomm              Equity
                                                      Strategy             Balanced               Focus                Focus
(In thousands, except unit values)                    Portfolio            Portfolio              Fund                 Fund
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $               966  $             1,439  $               154  $               397
 Mortality and Expense Charges (Note 4)                        (297)                (116)                 (24)                 (70)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  669                1,323                  130                  327
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           257                  159                  141                 (258)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              1,208               (1,482)                (374)               1,512
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               1,465               (1,323)                (233)               1,254
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    2,134                    0                 (103)               1,581
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   2,656                  527                  168                  446
 Policy Loading, Net (Note 4)                                   (85)                 (62)                 (12)                 (30)
 Contract Owner Deaths                                         (251)                (121)                   0                 (109)
 Contract Owner Terminations                                   (657)                (343)                 (69)                (257)
 Policy Loans, Net                                             (105)                  77                  (10)                 (26)
 Cost of Insurance (Note 4)                                    (550)                (202)                 (39)                (129)
 Policy Loan Processing Charges                                  (9)                  (2)                  (1)                  (1)
 Transfers Among Investment Divisions                        (2,390)               2,111                  542               (1,303)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                      (1,391)               1,985                  579               (1,409)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         743                1,985                  476                  172
Net Assets Beginning of Period                               43,979               15,568                3,113               10,552
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            44,722  $            17,553  $             3,589  $            10,724
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            1,555                  595                  182                  849
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             28.76  $             29.50  $             19.69  $             12.63
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                        Global               Basic              Developing           Small Cap
                                                        Bond                 Value               Capital               Value
                                                        Focus                Focus            Markets Focus            Focus
(In thousands, except unit values)                      Fund                 Fund                 Fund                 Fund
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                51  $             9,140  $                82  $               392
 Mortality and Expense Charges (Note 4)                          (8)                (421)                 (24)                 (27)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   43                8,719                   58                  365
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           (35)                 259                 (504)                (693)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (95)              (1,800)               1,218                  585
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                (130)              (1,541)                 714                 (108)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (87)               7,178                  772                  257
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      77                3,150                  325                  246
 Policy Loading, Net (Note 4)                                    (4)                (181)                  (3)                  (3)
 Contract Owner Deaths                                            0                 (872)                 (40)                   0
 Contract Owner Terminations                                    (35)                (890)                 (37)                 (19)
 Policy Loans, Net                                                0                 (508)                 (84)                 (25)
 Cost of Insurance (Note 4)                                     (16)                (743)                 (44)                 (39)
 Policy Loan Processing Charges                                   0                  (11)                  (1)                   0
 Transfers Among Investment Divisions                          (204)               4,443                 (409)                 155
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (182)               4,388                 (293)                 315
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (269)              11,566                  479                  572
Net Assets Beginning of Period                                1,403               53,861                3,508                3,820
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,134  $            65,427  $             3,987  $             4,392
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               88                2,856                  480                  259
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             12.84  $             22.91  $              8.31  $             16.98
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                           Balanced              Global
                                                        Index               Capital               Growth           International
                                                         500                 Focus                Focus              Value VIP
(In thousands, except unit values)                      Fund                 Fund                 Fund               Portfolio
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $               369  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                        (158)                   0                    0                   (1)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  211                    0                    0                   (1)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           635                    0                   (1)                  17
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (290)                 (10)                  (1)                 (17)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 345                  (10)                  (2)                   0
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      556                  (10)                  (2)                  (1)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   1,018                    1                    3                   13
 Policy Loading, Net (Note 4)                                   (76)                  (1)                   0                    1
 Contract Owner Deaths                                         (236)                   0                    0                    0
 Contract Owner Terminations                                   (172)                   1                    0                    0
 Policy Loans, Net                                                6                    0                    0                    0
 Cost of Insurance (Note 4)                                    (282)                  (1)                   0                   (2)
 Policy Loan Processing Charges                                  (2)                   0                    0                    0
 Transfers Among Investment Divisions                        11,318                  282                  137                  556
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                      11,574                  282                  140                  568
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      12,130                  272                  138                  567
Net Assets Beginning of Period                               14,259                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            26,389  $               272  $               138  $               567
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                            1,491                   27                   12                   53
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             17.70  $              9.95  $             11.05  $             10.77
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                       Mercury                                                          MFS
                                                      V.I. U.S.                                  Premier              Emerging
                                                      Large Cap             Quasar               Growth                Growth
(In thousands, except unit values)                      Fund               Portfolio            Portfolio              Series
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $               531  $                 0
 Mortality and Expense Charges (Note 4)                          (1)                   0                 (251)                 (99)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (1)                   0                  280                  (99)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             0                    0                2,752                  861
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (15)                  (8)                (920)                 972
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (15)                  (8)               1,832                1,833
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (16)                  (8)               2,112                1,734
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       3                   10                1,931                  938
 Policy Loading, Net (Note 4)                                     0                    0                  (90)                  (5)
 Contract Owner Deaths                                            0                    0                  (67)                 (43)
 Contract Owner Terminations                                      2                    0                 (576)                (178)
 Policy Loans, Net                                                0                    0                  (23)                   3
 Cost of Insurance (Note 4)                                      (2)                   0                 (432)                (182)
 Policy Loan Processing Charges                                   0                    0                   (5)                  (2)
 Transfers Among Investment Divisions                           521                  115               15,123                4,959
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         524                  125               15,861                5,490
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         508                  117               17,973                7,224
Net Assets Beginning of Period                                    0                    0               24,742               10,390
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               508  $               117  $            42,715  $            17,614
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               50                   14                2,031                  985
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             10.07  $              8.56  $             21.03  $             17.88
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------
                                                                                                   AIM
                                                         MFS                  AIM              V.I. Capital
                                                       Research            V.I. Value          Appreciation            1999
(In thousands, except unit values)                      Series                Fund                 Fund                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $               153  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                         (83)                (142)                 (36)                  (1)
 Transaction Charges (Note 4)                                     0                    0                    0                    0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   70                 (142)                 (36)                  (1)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                           250                   98                   54                  255
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (233)               1,538                  244                 (249)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  17                1,636                  298                    6
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       87                1,494                  262                    5
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     704                  918                  261                    0
 Policy Loading, Net (Note 4)                                   (45)                 (53)                 (13)                  (3)
 Contract Owner Deaths                                            0                  (38)                 (10)                   0
 Contract Owner Terminations                                   (387)                (172)                 (18)                   0
 Policy Loans, Net                                              (77)                  11                    4                    0
 Cost of Insurance (Note 4)                                    (162)                (241)                 (61)                  (1)
 Policy Loan Processing Charges                                  (3)                  (3)                  (1)                   0
 Transfers Among Investment Divisions                         3,195                9,859                1,855               (1,178)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       3,225               10,281                2,017               (1,182)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       3,312               11,775                2,279               (1,177)
Net Assets Beginning of Period                                9,656               13,865                4,155                1,177
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            12,968  $            25,640  $             6,434  $                 0
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                              873                1,418                  456                    0
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             14.85  $             18.08  $             14.11  $              0.00
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2000                 2001                 2002                 2003
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (6)                  (2)                  (5)                  (2)
 Transaction Charges (Note 4)                                    (2)                  (1)                  (2)                  (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (8)                  (3)                  (7)                  (3)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            36                    2                   38                    4
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 (9)                   5                  (32)                  (8)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  27                    7                    6                   (4)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       19                    4                   (1)                  (7)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       3                    1                    0                    4
 Policy Loading, Net (Note 4)                                    (8)                  (3)                  (7)                  (2)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                    (66)                   0                  (62)                   0
 Policy Loans, Net                                               (2)                   0                    3                    0
 Cost of Insurance (Note 4)                                      (8)                  (4)                  (7)                  (3)
 Policy Loan Processing Charges                                   0                   (1)                   0                   (1)
 Transfers Among Investment Divisions                           (32)                  31                   20                   (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (113)                  24                  (53)                  (3)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (94)                  28                  (54)                 (10)
Net Assets Beginning of Period                                  926                  321                  751                  303
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               832  $               349  $               697  $               293
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               40                    7                   40                    4
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             21.03  $             46.68  $             17.21  $             74.17
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2004                 2005                 2006                 2007
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (8)                  (5)                  (2)                  (2)
 Transaction Charges (Note 4)                                    (3)                  (2)                  (1)                  (1)
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (11)                  (7)                  (3)                  (3)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            69                   13                   34                   23
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (93)                 (39)                 (52)                 (37)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (24)                 (26)                 (18)                 (14)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (35)                 (33)                 (21)                 (17)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       7                   27                    1                    1
 Policy Loading, Net (Note 4)                                    (8)                  (3)                   0                    0
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                    (65)                   0                    0                    0
 Policy Loans, Net                                               (2)                   0                    0                    0
 Cost of Insurance (Note 4)                                     (10)                  (7)                  (2)                  (2)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                           (65)                 (21)                (103)                   0
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (144)                  (4)                (104)                  (1)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (179)                 (37)                (125)                 (18)
Net Assets Beginning of Period                                1,248                  806                  421                  251
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,069  $               769  $               296  $               233
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               73                   14                   10                    7
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             14.57  $             55.43  $             30.93  $             33.05
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                                Divisions Investing In
                                                -----------------------------------------------------------------------------------


                                                        2008                 2009                 2010                 2011
(In thousands, except unit values)                      Trust                Trust                Trust                Trust
                                                -------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (4)                  (1)                  (5)                  (1)
 Transaction Charges (Note 4)                                    (1)                   0                   (2)                   0
                                                -------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (5)                  (1)                  (7)                  (1)
                                                -------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                             9                   15                  (54)                  21
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (49)                 (23)                  (6)                 (39)
                                                -------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (40)                  (8)                 (60)                 (18)
                                                -------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (45)                  (9)                 (67)                 (19)
                                                -------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      44                   15                    2                    3
 Policy Loading, Net (Note 4)                                    (1)                   0                   (2)                  (1)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                               (5)                   0                    0                    0
 Cost of Insurance (Note 4)                                      (5)                  (2)                  (5)                  (2)
 Policy Loan Processing Charges                                   0                    0                    0                    0
 Transfers Among Investment Divisions                           (10)                 (25)                (123)                 (41)
                                                -------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          23                  (12)                (128)                 (41)
                                                -------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (22)                 (21)                (195)                 (60)
Net Assets Beginning of Period                                  573                   99                  764                  235
                                                -------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               551  $                78  $               569  $               175
                                                ==================== ==================== ==================== ====================

 Units Outstanding                                               18                    3                   21                    8
                                                ==================== ==================== ==================== ====================

 Unit Value                                     $             31.02  $             27.93  $             26.86  $             22.37
                                                ==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (continued)

                                                                    Divisions Investing In
                                                --------------------------------------------------------------


                                                        2013                 2014                 2019
(In thousands, except unit values)                      Trust                Trust                Trust
                                                -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 3)                  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 4)                          (2)                 (31)                   0
 Transaction Charges (Note 4)                                    (1)                 (12)                   0
                                                -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (3)                 (43)                   0
                                                -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
 on Investments:
 Net Realized Gains (Losses) (Note 3)                            17                  276                    0
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (51)                (794)                  (1)
                                                -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (34)                (518)                  (1)
                                                -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (37)                (561)                  (1)
                                                -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      53                  137                    0
 Policy Loading, Net (Note 4)                                     2                  (13)                   0
 Contract Owner Deaths                                            0                    0                    0
 Contract Owner Terminations                                      0                    0                    0
 Policy Loans, Net                                                0                  (10)                   0
 Cost of Insurance (Note 4)                                      (2)                 (54)                   0
 Policy Loan Processing Charges                                   0                   (1)                   0
 Transfers Among Investment Divisions                            (3)                (402)                 152
                                                -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          50                 (343)                 152
                                                -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                          13                 (904)                 151
Net Assets Beginning of Period                                  359                5,010                    0
                                                -------------------- -------------------- --------------------
Net Assets End of Period                        $               372  $             4,106  $               151
                                                ==================== ==================== ====================

 Units Outstanding                                               22                  251                   16
                                                ==================== ==================== ====================

 Unit Value                                     $             16.64  $             16.39  $              9.21
                                                ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

   Merrill Lynch Variable Life Separate Account ("Account"), a separate account of Merrill Lynch Life Insurance Company ("Merrill Lynch Life"), was established to support Merrill Lynch Life's operations with respect to certain variable life insurance contracts ("Contracts"). The Account is governed by Arkansas State Insurance Law. Merrill Lynch Life is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."). The Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of forty-one investment divisions (forty-two during the year). The investment divisions are as follows:

     Merrill Lynch Series Fund, Inc.: Ten of the investment divisions each invest in the securities of a single mutual fund portfolio of the Merrill Lynch Series Fund,Inc. ("Merrill Series Fund").The investment advisor to the funds of the Merrill Series Fund is Merrill Lynch Investment Managers, L.P. ("MLIM"), an indirect subsidiary of Merrill Lynch & Co.
     Merrill Lynch Variable Series Funds,Inc: Nine of the investment divisions each invest in the securities of a single mutual fund portfolio of the Merrill Lynch Variable Series Funds, Inc. ("Merrill Variable Funds").The investment advisor to the funds of the Merrill Variable Funds is MLIM. Effective following the close of business on May 19, 2000, the Global Utility Focus Fund was renamed the Utilities and Telecommunications Focus Fund, the Special Value Focus Fund was renamed the Small Cap Value Focus Fund, and the Capital Focus Fund was renamed the Balanced Capital Focus Fund.
     Mercury HW Variable Trust: One of the investment divisions invests in the securities of a single mutual fund portfolio of the Mercury HW Variable Trust ("HW Trust"). The investment advisor to the fund of the HW Trust is Mercury Advisors, a trading name of MLIM.
     Mercury Asset Management V.I. Funds, Inc.: One of the investment divisions invests in the securities of a single mutual fund portfolio  of  the  Mercury  Asset  Management V.I.  Funds, Inc.
     ("Mercury Funds"). The investment advisor to the fund of the Mercury Funds is Mercury Advisors.
     Alliance Variable Products Series Fund, Inc.: Two of the investment divisions invest in the securities of a single mutual fund portfolio of the Alliance Variable Products Series Fund, Inc. ("Alliance Variable Fund"). The investment advisor to the funds of the Alliance Variable Fund is Alliance Capital Management L.P.
     MFS Variable Insurance Trust: Two of the investment divisions each invest in the securities of a single mutual fund portfolio of the MFS Variable Insurance Trust ("MFS Variable Trust"). The investment advisor to the funds of the MFS Variable Trust is Massachusetts Financial Services Company.
     AIM Variable Insurance Funds: Two of the investment divisions each invest in the securities of a single mutual fund portfolio of the AIM Variable Insurance Funds,Inc. ("AIM Variable Funds"). The investment advisor to the funds of the AIM Variable Funds is AIM Advisors, Inc.
     The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities, Series A through L: Fourteen of the investment divisions (fifteen during the year) each invest in the securities of a single trust of the Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities, Series A through L ("Merrill Zero Trusts"). Each trust of the Merrill Zero Trusts consists of Stripped Treasury Securities with a fixed maturity date and a Treasury Note deposited to provide income to pay expenses of the trust. Merrill Zero Trusts are sponsored by Merrill Lynch, Pierce, Fenner & Smith Inc. ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch & Co. The 2000 Trust matured on February 15, 2000.

   The assets of the Account are registered in the name of Merrill Lynch Life. The portion of the Account's assets applicable to the Contracts are not chargeable with liabilities arising out of any other business Merrill Lynch Life may conduct.

   The change in net assets accumulated in the Account provides the basis for the periodic determination of the amount of increased or decreased benefits under the Contracts.

   The net assets may not be less than the amount required under Arkansas State Insurance Law to provide for death benefits (without regard to the minimum death benefit guarantee) and other Contract benefits.


2.   BASIS OF PRESENTATION

   The interim financial statements for the nine month periods are unaudited. In the opinion of management, these unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the changes in net assets in accordance with generally accepted accounting principles for variable life separate accounts registered as unit investment trusts. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1999. The nature of the Company's business is such that the results of any interim period are not necessarily indicative of results for a full year.

3. SIGNIFICANT ACCOUNTING POLICIES

   Investments of the investment divisions are included in the statement of assets and liabilities at the net asset value of the shares/units held in the underlying funds/trusts, which value their investments at market value.

   Dividend income is recognized on the ex-dividend date. All dividends are automatically reinvested.

   Realized gains and losses on the sales of investments are computed on the first in first out method.

   Investment transactions are recorded on the trade date.

   The operations of the Account are included in the Federal income tax return of Merrill Lynch Life. Under the provisions of the Contracts, Merrill Lynch Life has the right to charge the Account for any Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Merrill Lynch Life pays no tax on investment income and capital gains reflected in variable life insurance contract reserves. However, Merrill Lynch Life retains the right to charge for any Federal income tax incurred that is attributable to the Account if the law is changed. Contract loading, however, includes a charge for a significantly higher Federal income tax liability of Merrill Lynch Life (see Note 3).
   Charges for state and local taxes, if any, attributable to the Account may also be made.

4. CHARGES AND FEES

   Merrill Lynch Life assumes mortality and expense risks related to Contracts investing in the Account and deducts daily charges at a rate of .9% (on an annual basis) of the net assets of the Account to cover these risks.

   Merrill Lynch Life makes certain deductions from each premium. For certain Contracts, the deductions are made before the premium is allocated to the Account. For other Contracts, the deductions are taken in equal installments on the first through tenth Contract anniversaries. The deductions are for (1) sales load, (2) Federal income taxes, and (3) state and local premium taxes.

   In addition, the cost of providing life insurance coverage for the insureds is deducted on the dates specified by the Contract. This cost will vary dependent upon the insured's underwriting class, sex (except where unisex rates are required by state law), attained age of each insured and the Contract's net amount at risk.

   Merrill Lynch Life pays all transaction charges to MLPF&S on the sale of Zero Trusts units to the Account. Merrill Lynch Life deducts a daily asset charge against the assets of each trust for the reimbursement of these transaction charges. The asset charge is equivalent to an effective annual rate of .34% (annually at the beginning of the year) of net assets for Contract owners.










MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
(Dollars in thousands) (Unaudited)

                                                                     September 30,         December 31,
ASSETS                                                                   2000                  1999
-------                                                              -------------         -------------
INVESTMENTS:
  Fixed maturity securities, at estimated fair value
    (amortized cost:  2000 - $2,099,531; 1999 - $2,228,921)          $  2,021,600          $  2,138,335
  Equity securities, at estimated fair value
    (cost:  2000 - $230,972; 1999 - $214,153)                             215,116               186,575
  Trading account securities, at estimated fair value                      25,180                22,212
  Real estate held-for-sale                                                19,447                20,072
  Policy loans on insurance contracts                                   1,181,058             1,159,163
                                                                     -------------         -------------
    Total Investments                                                   3,462,401             3,526,357


CASH AND CASH EQUIVALENTS                                                 143,877                92,181
ACCRUED INVESTMENT INCOME                                                  72,998                73,167
DEFERRED POLICY ACQUISITION COSTS                                         501,639               475,915
FEDERAL INCOME TAXES - DEFERRED                                            29,148                37,383
REINSURANCE RECEIVABLES                                                     4,009                 4,194
AFFILIATED RECEIVABLES - NET                                                5,088                   287
RECEIVABLES FROM SECURITIES SOLD                                            1,139                   566
OTHER ASSETS                                                               41,099                47,437
SEPARATE ACCOUNTS ASSETS                                               13,215,235            12,860,562
                                                                     ------------          -------------
TOTAL ASSETS                                                         $ 17,476,633          $ 17,118,049
                                                                     =============         =============


See accompanying notes to financial statements.                                             (continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
(Continued) (Dollars in thousands, except common stock par value and shares) (Unaudited)

                                                                     September 30,         December 31,
LIABILITIES AND STOCKHOLDER'S EQUITY                                     2000                  1999
-------------------------------------                                -------------         -------------
LIABILITIES:
  POLICYHOLDER LIABILITIES AND ACCRUALS:
   Policyholders' account balances                                   $  3,456,963          $  3,587,867
   Claims and claims settlement expenses                                  102,563                85,696
                                                                     -------------         -------------
      Total policyholder liabilities and accruals                       3,559,526             3,673,563

  OTHER POLICYHOLDER FUNDS                                                 17,452                25,095
  LIABILITY FOR GUARANTY FUND ASSESSMENTS                                   9,826                14,889
  FEDERAL INCOME TAXES - CURRENT                                           20,934                12,806
  PAYABLE FOR SECURITIES PURCHASED                                          9,981                   339
  UNEARNED POLICY CHARGE REVENUE                                           95,208                77,663
  OTHER LIABILITIES                                                        30,324                25,868
  SEPARATE ACCOUNTS LIABILITIES                                        13,207,343            12,853,960
                                                                     -------------         -------------
      Total Liabilities                                                16,950,594            16,684,183

STOCKHOLDER'S EQUITY:
  Common stock ($10 par value; authorized: 1,000,000 shares;
    issued and outstanding: 250,000 shares)                                 2,500                 2,500
  Additional paid-in capital                                              347,324               347,324
  Retained earnings                                                       220,565               134,127
  Accumulated other comprehensive loss                                    (44,350)              (50,085)
                                                                     -------------         -------------
      Total Stockholder's Equity                                          526,039               433,866
                                                                     -------------         -------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $ 17,476,633          $ 17,118,049
                                                                     =============         =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
(Dollars in thousands) (Unaudited)

                                                                             Nine Months Ended
                                                                                September 30,
                                                                     ----------------------------------
                                                                         2000                 1999
                                                                     ------------          ------------
REVENUES:
 Investment revenue:
  Net investment income                                              $   178,733           $   192,173
  Net realized investment gains                                            2,038                 5,310
 Policy charge revenue                                                   202,882               168,541
                                                                     ------------          ------------
   Total Revenues                                                        383,653               366,024
                                                                     ------------          -------------
BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                    123,946               131,977
 Market value adjustment expense                                             249                 2,077
 Policy benefits (net of reinsurance recoveries:  2000 - $12,169
  1999 - $10,613)                                                         29,943                24,334
 Reinsurance premium ceded                                                17,747                16,118
 Amortization of deferred policy acquisition costs                        36,561                47,741
 Insurance expenses and taxes                                             42,225                39,931
                                                                     ------------          ------------
   Total Benefits and Expenses                                           250,671               262,178
                                                                     -------------         -------------

   Earnings Before Federal Income Tax Provision                          132,982               103,846

FEDERAL INCOME TAX PROVISION (BENEFIT):
 Current                                                                  41,398                39,039
 Deferred                                                                  5,146                (2,693)
                                                                     ------------          ------------
   Total Federal Income Tax Provision                                     46,544                36,346
                                                                     ------------          ------------
NET EARNINGS                                                         $    86,438           $    67,500
                                                                     ============          =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
(Dollars in thousands) (Unaudited)

                                                                            Three Months Ended
                                                                               September 30,
                                                                     ----------------------------------
                                                                         2000                  1999
                                                                     ------------          ------------
REVENUES:
 Investment revenue:
  Net investment income                                              $    58,709           $    62,011
  Net realized investment gains                                              775                   171
 Policy charge revenue                                                    74,809                58,713
                                                                     ------------          ------------
   Total Revenues                                                        134,293               120,895
                                                                     ------------          ------------
BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                     41,180                43,126
 Market value adjustment expense                                             127                   385
 Policy benefits (net of reinsurance recoveries:  2000 - $3,417
   1999 - $3,203)                                                          9,464                 8,254
 Reinsurance premium ceded                                                 6,061                 5,383
 Amortization of deferred policy acquisition costs                         3,086                16,508
 Insurance expenses and taxes                                             11,394                14,063
                                                                     ------------          ------------
   Total Benefits and Expenses                                            71,312                87,719
                                                                     ------------          ------------

   Earnings Before Federal Income Tax Provision                           62,981                33,176

FEDERAL INCOME TAX PROVISION:
 Current                                                                  18,179                11,310
 Deferred                                                                  3,865                   301
                                                                     ------------          ------------
   Total Federal Income Tax Provision                                     22,044                11,611
                                                                     ------------          ------------
NET EARNINGS                                                         $    40,937           $    21,565
                                                                     ============          =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands) (Unaudited)

                                                                             Nine Months Ended
                                                                                September 30,
                                                                     ----------------------------------
                                                                         2000                  1999
                                                                     ------------          ------------
NET EARNINGS                                                         $    86,438           $    67,500
                                                                     ------------          ------------
OTHER COMPREHENSIVE INCOME (LOSS):

 Net unrealized gains (losses) on available-for-sale securities:
   Net unrealized holding gains (losses) arising during the period        25,744              (103,706)
   Reclassification adjustment for gains included in net earnings         (1,537)               (5,481)
                                                                     ------------          ------------
   Net unrealized gains (losses) on investment securities                 24,207              (109,187)

   Adjustments for:
     Policyholder liabilities                                             (6,050)               23,049
     Deferred policy acquisition costs                                    (9,333)               28,962
     Deferred federal income taxes                                        (3,089)               20,011
                                                                     ------------          ------------
 Total other comprehensive income (loss), net of tax                       5,735               (37,165)
                                                                     ------------          ------------
COMPREHENSIVE INCOME                                                 $    92,173           $    30,335
                                                                     ============          ============


See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands) (Unaudited)

                                                                           Three Months Ended
                                                                               September 30,
                                                                     ----------------------------------
                                                                         2000                  1999
                                                                     ------------          ------------
NET EARNINGS                                                         $    40,937           $    21,565
                                                                     ------------          ------------
OTHER COMPREHENSIVE INCOME (LOSS):

 Net unrealized gains (losses) on available-for-sale securities:
   Net unrealized holding gains (losses) arising during the period        31,364               (28,887)
   Reclassification adjustment for gains included in net earnings           (187)                 (144)
                                                                     ------------          ------------

   Net unrealized gains (losses) on investment securities                 31,177               (29,031)

   Adjustments for:
     Policyholder liabilities                                             (8,164)               (1,064)
     Deferred policy acquisition costs                                   (10,118)                9,542
     Deferred federal income taxes                                        (4,512)                7,193
                                                                     ------------          ------------
 Total other comprehensive income (loss), net of tax                       8,383               (13,360)
                                                                     ------------          ------------
COMPREHENSIVE INCOME                                                 $    49,320           $     8,205
                                                                     ============          ============


See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
(Dollars in thousands, except common stock par value and shares)
(Unaudited)

                                                                                                  Accumulated
                                                                Additional                           other            Total
                                                 Common          paid-in           Retained       comprehensive    stockholder's
                                                 stock            capital          earnings           loss            equity
                                              -----------       -----------       -----------     -------------    -------------
BALANCE, JANUARY 1, 1999                      $    2,000        $  347,324        $  173,496      $       (230)    $    522,590

 Stock dividend paid to parent
   ($10 par value, 500 shares)                       500                                (500)

 Cash dividend paid to parent                                                       (135,000)                          (135,000)

 Net earnings                                                                         96,131                             96,131

 Other comprehensive loss, net of tax                                                                  (49,855)         (49,855)
                                              -----------       -----------       -----------     -------------    -------------
BALANCE, DECEMBER 31, 1999                         2,500           347,324           134,127           (50,085)         433,866

 Net earnings                                                                         86,438                             86,438

 Other comprehensive income, net of tax                                                                  5,735            5,735
                                              -----------       -----------       -----------     -------------    -------------
BALANCE, SEPTEMBER 30, 2000                   $    2,500        $  347,324        $  220,565      $    (44,350)    $    526,039
                                              ===========       ===========       ===========     =============    =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
(Dollars in thousands) (Unaudited)

                                                                             Nine Months Ended
                                                                                September 30,
                                                                     ----------------------------------
                                                                         2000                 1999
                                                                     ------------          ------------
Cash Flows From Operating Activities:
 Net earnings                                                        $    86,438           $    67,500
 Noncash items included in earnings:
  Amortization of deferred policy acquisition costs                       36,561                47,741
  Capitalization of policy acquisition costs                             (71,618)              (66,218)
  Accretion of investments                                                (1,010)               (1,277)
  Interest credited to policyholders' account balances                   123,946               131,977
  Provision (benefit) for deferred Federal income tax                      5,146                (2,693)
 (Increase) decrease in operating assets:
  Trading account securities                                                 621                  (286)
  Accrued investment income                                                  169                (3,506)
  Affiliated receivables                                                  (4,801)                 (260)
  Other                                                                    6,520                 2,865
 Increase (decrease) in operating liabilities:
  Claims and claims settlement expenses                                   16,867                17,733
  Other policyholder funds                                                (7,643)               (1,852)
  Liability for guaranty fund assessments                                 (5,063)                1,219
  Federal income taxes - current                                           8,128                (1,529)
  Unearned policy charge revenue                                          17,545                17,175
  Other                                                                    4,456               (10,431)
 Other operating activities:
  Net realized investment gains (excluding gains on cash and
   cash equivalents)                                                      (2,038)               (5,327)
                                                                     ------------          ------------
    Net cash and cash equivalents provided by operating activities       214,224               192,831
                                                                     ------------          ------------

Cash Flows From Investing Activities:
 Proceeds from (payments for):
  Sales of available-for-sale securities                                 135,791               509,012
  Maturities of available-for-sale securities                            200,777               306,155
  Purchases of available-for-sale securities                            (216,231)             (658,442)
  Sales of real estate held-for-sale                                       1,375                13,282
  Policy loans on insurance contracts                                    (21,895)               (9,821)
  Recapture of investments in separate accounts                              665                 9,018
  Investment in separate accounts                                         (2,110)               (5,326)
                                                                     ------------          ------------
    Net cash and cash equivalents provided by investing activities   $    98,372           $   163,878
                                                                     ------------          ------------


See accompanying notes to financial statements.                                             (continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
(Continued) (Dollars in thousands) (Unaudited)

                                                                                        Nine Months Ended
                                                                                          September 30,
                                                                               ---------------------------------
                                                                                   2000                  1999
                                                                               ------------         ------------
Cash Flows From Financing Activities:
 Proceeds from (payments for):
 Policyholder deposits (excludes internal policy replacement deposits)         $ 1,067,651          $   873,698
 Policyholder withdrawals (including transfers to/from separate accounts)       (1,328,551)          (1,143,944)
                                                                               ------------         ------------
   Net cash and cash equivalents used by financing activities                     (260,900)            (270,246)
                                                                               ------------         ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           51,696               86,463

CASH AND CASH EQUIVALENTS:
 Beginning of year                                                                  92,181               95,377
                                                                               ------------         ------------
 End of period                                                                 $   143,877          $   181,840
                                                                               ============         ============

Supplementary Disclosure of Cash Flow Information:
 Cash paid for:
  Federal income taxes                                                         $    33,270           $   40,569
  Intercompany interest                                                                672                  455


See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:  BASIS OF PRESENTATION:

Merrill Lynch Life Insurance Company (the "Company") is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."). The Company sells life insurance and annuity products, including variable life insurance and variable annuities.

The interim financial statements for the three and nine month periods are unaudited. In the opinion of management, these unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations in accordance with generally accepted accounting principles. These unaudited financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report on Form 10-K ("1999 10K") for the year ended December 31, 1999. The nature of the Company's business is such that the results of any interim period are not necessarily indicative of results for a full year. Certain reclassifications have also been made to prior period financial statements, where appropriate, to conform to the current period presentation.

NOTE 2.  STATUTORY ACCOUNTING PRACTICES:

The Company maintains its statutory accounting records in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Arkansas and the National Association of Insurance Commissioners. Statutory capital and surplus at September 30, 2000 and December 31, 1999 was $327 million and $268 million, respectively. For the nine month periods ended September 30, 2000 and 1999, statutory net income was $57 million and $70 million, respectively.

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, becomes effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Codification is not expected to have a material impact on the Company's capital requirements or statutory financial statements.

NOTE 3.  INVESTMENTS:

The Company's investments in debt and equity securities are classified as either available-for-sale or trading and are recorded at fair value. Unrealized gains and losses on available-for-sale securities are included in stockholder's equity as a component of accumulated other comprehensive loss, net of tax. Unrealized gains and losses on trading account securities are included in net realized investment gains (losses). If management determines that a decline in the value of a security is other-than-temporary, the carrying value is adjusted to estimated fair value and the decline in value is recorded as a net realized investment loss.

The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in connection with unrealized holding gains or losses on investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized holdings gains or losses had actually been realized, with corresponding credits or charges reported in accumulated other comprehensive loss, net of taxes. The components of net unrealized gains (losses) included in accumulated other comprehensive loss are as follows:

                                         September 30,    December 31,
                                             2000             1999
                                         -------------    ------------
 Assets:
  Fixed maturity securities              $    (77,931)    $   (90,586)
  Equity securities                           (15,856)        (27,578)
  Deferred policy acquisition costs            33,234          42,567
  Federal income taxes - deferred              23,880          26,969
  Other assets                                     (7)             (4)
  Separate Accounts assets                        861           1,028
                                         -------------    ------------
                                              (35,819)        (47,604)
                                         -------------    ------------
 Liabilities:
  Policyholders' account balances               8,531           2,481
                                         -------------    ------------
 Stockholder's equity:
  Accumulated other comprehensive loss   $    (44,350)    $   (50,085)
                                         =============    ============

 Net realized investment gains (losses), including changes in valuation allowances for the nine months ended September 30, were as follows:

                                         September 30,    September 30,
                                             2000             1999
                                         -------------    -------------

Available-for-sale securities             $   (2,313)      $   (2,763)
Trading account securities:
 Net realized investment gains                 5,587              807
 Net unrealized holding losses                (1,998)            (473)
Investment in Separate Accounts                   12              362
Real estate held-for-sale                        750            7,394
Cash and cash equivalents                          -              (17)
                                         -------------    -------------
Total net realized investment gains       $    2,038       $    5,310
                                         =============    =============

NOTE 4.  ACCOUNTING PRONOUNCEMENTS:

In June 1999, the Financial Accounting Standards Board deferred for one year the effective date of the accounting and reporting requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No.133 requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value for derivatives that do not qualify for hedge accounting are reported in earnings. The Company does not have any derivatives that qualify for hedge accounting.

The Company will adopt the provisions of SFAS No. 133 on January
1, 2001, and has undertaken initiatives to implement this standard. The Company does not expect SFAS No. 133 to have a material impact on its financial position or results of operations.


NOTE 5.  SEGMENT INFORMATION

In reporting to management, the Company's operating results are categorized into two business segments: Life Insurance and Annuities. The Company's Life Insurance segment consists of variable life insurance products and interest-sensitive life products. The Company's Annuity segment consists of variable annuities and interest sensitive annuities.

The Company's organization is structured in accordance with its two business segments. Each segment has its own administrative service center that provides product support to the Company and customer service support to the Company's policyholders. Additionally, marketing and sales management functions, within MLIG, are organized according to these two business segments.

The accounting policies of the business segments are the same as those for the Company's financial statements included herein.
All revenue and expense transactions are recorded at the product level and accumulated at the business segment level for review by management.

The "Other" category, presented in the following segment financial information, represents net revenues and earnings on assets that do not support policyholder liabilities.

The following table summarizes each business segment's contribution to consolidated net revenues and net earnings for the three and nine month periods ended September 30:

                         Three Months Ended           Nine Months Ended
                            September 30,               September 30,
                       -----------------------     -----------------------
                          2000         1999           2000         1999
                       ----------   ----------     ----------   ----------
Net Revenues (a):
  Life Insurance       $  40,843    $  33,303      $ 108,793    $  96,169
  Annuities               48,799       41,516        142,200      128,675
  Other                    3,471        2,950          8,714        9,203
                       ----------   ----------     ----------   ----------
Total Net Revenues     $  93,113    $  77,769      $ 259,707    $ 234,047
                       ==========   ==========     ==========   ==========
Net Earnings:
  Life Insurance       $  24,084    $   8,882      $  41,474    $  25,441
  Annuities               14,597       10,765         39,300       36,077
  Other                    2,256        1,918          5,664        5,982
                       ----------   ----------     ----------   ----------
Total Net Earnings     $  40,937    $  21,565      $  86,438    $  67,500
                       ==========   ==========     ==========   ==========

(a) Management considers investment income net of interest credited to policyholders' account balances in evaluating results.

Item 2  Management's Narrative Analysis of the Results of Operations

This Management's Narrative Analysis of the Results of Operations addresses changes in revenues and expenses for the three month and nine month periods ended September 30, 2000 and 1999. This discussion should be read in conjunction with the accompanying unaudited financial statements and notes thereto, in addition to the 1999 Financial Statements and Notes to Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the 1999 10K.

In addition to providing historical information, the Company may make or publish forward-looking statements about management expectations, strategic objectives, business prospects, anticipated financial performance, and other similar matters. A variety of factors, many of which are beyond the Company's control, affect the operations, performance, business strategy, and results of the Company and could cause actual results and experience to differ materially from the expectations expressed in these statements. These factors include, but are not limited to, the factors listed in the Economic Environment section listed below, as well as actions and initiatives taken by both current and potential competitors and the effect of current, pending, and future legislation and regulation. The Company undertakes no responsibility to update or revise any forward-looking statements.

Business Overview

The Company's gross earnings are principally derived from two sources:

  the net earnings from investment of fixed rate life insurance and annuity contract owner deposits less interest credited to contract owners, commonly known as interest spread, and the charges imposed on variable life insurance and variable annuity contracts

The costs associated with acquiring contract owner deposits are amortized over the period in which the Company anticipates holding those funds. In addition, the Company incurs expenses associated with the maintenance of inforce contracts.

Economic Environment

The Company's financial position and/or results of operations are primarily impacted by the following economic factors:

  fluctuations in medium term interest rates fluctuations in credit spreads equity market performance

The Company defines medium term interest rates as the average interest rate on U.S. Treasury securities with terms of 1 to 10 years. During the current nine month period, medium term interest rates decreased approximately 32 basis points as compared to December 1999, but increased 32 basis points as compared to September 1999.

The Company defines credit spreads as the interest rate spread between the 5-year U.S. Treasury Bond Index and the 5-year Corporate Industrial Bond Index. During the first nine months of 2000, credit spreads widened approximately 39 basis points to end the period at 150 basis points. During the first nine months of 1999, credit spreads contracted approximately 3 basis points to end the period at 128 basis points.

There are several standard indices published on a daily basis that measure performance of selected components of the U.S. equity market. Examples include the Dow Jones Industrial Average ("Dow"), NASDAQ Composite Index ("NASDAQ") and the Standard & Poor's 500 Composite Stock Price Index ("S&P Index"). During the first nine months of 2000, the U.S. equity market experienced increased volatility. Although all three indices reached historical highs at various points during the current nine month period, each index closed generally lower, on a daily basis, as compared to their respective levels at December 31, 1999. During the first nine months of 2000, the Dow, NASDAQ and S&P Index decreased 7.4%, 9.8% and 2.2%, respectively. The investment performance in the underlying mutual funds supporting the Company's variable products do not replicate the returns on any specific U.S. equity market index. However, investment performance will generally increase or decrease with corresponding increases or decreases in the overall U.S. equity market.

Life insurance premiums and annuity deposits recorded increased $114 million (or 34%) to $454 million and $210 million (or 23%) to $1,143 million during the three and nine month periods ended September 30, 2000, respectively, as compared to the same periods in 1999. Life insurance premiums and annuity deposits collected, which exclude premiums recorded from internal tax-free exchanges, increased $104 million and $194 million during the current three and nine month periods, respectively, as compared to the equivalent periods in 1999. Variable annuity deposits continue to dominate the Company's sales by comprising 91% and 88% of total premiums recorded for the three and nine month periods ended September 30, 2000, respectively. Life insurance premiums and annuity deposits by type of product were as follows:

                                      Premiums Collected                      Change
                                 -----------------------------     -----------------------------
                                 Third Quarter    Nine Months      Third Quarter    Nine Months
                                     2000            2000            2000-1999       2000-1999
                                 -------------   -------------     -------------   -------------
                                         ($ In Millions)                   ($ In Millions)

Variable Annuities               $        411    $      1,005      $        118    $        195

Modified Guaranteed Annuities               7              31                (6)             10

Variable Life Insurance                    35             104                 2               6

Other                                       1               3                 -              (1)
                                 -------------   -------------     -------------   -------------
  Total Premiums Recorded                 454           1,143               114             210

Internal tax-free Exchanges               (30)            (75)              (10)            (16)
                                 -------------   -------------     -------------   -------------
  Total Premiums Collected       $        424    $      1,068      $        104    $        194
                                 =============   =============     =============   =============

During the second quarter 2000, the Company introduced a new variable annuity product. This product contains certain features and investment options that differ from the Company's existing variable annuity product. Sales of the new variable annuity product, which was introduced in April, were $269 million during the six months ended September 30, 2000.

In addition to the introduction of the new variable annuity product, management believes that the following factors have had a positive impact on variable annuity sales:

  an increase in the number of annuity specialists supporting the Company's sales force sales force participation in annuity focus programs the generally favorable economic environment


Policy and contract surrenders increased $104 million (or 47%) and $214 million (or 32%) during the current three and nine month periods, respectively, compared to the equivalent periods in 1999 primarily due to an increase in variable annuity surrenders. During the three and nine month periods ended September 30, 2000, variable annuity surrenders increased $111 million (or 73%) and $237 million (or 66%), respectively, as compared to the same periods in 1999. These increases are primarily a result of the anticipated increase in lapse rates on variable annuity contracts reaching the end of their surrender charge period.

During the first nine months of 2000, separate accounts assets increased $355 million (or 2.8%) to $13.2 billion. Despite increased market volatility, positive investment performance in the variable products' underlying mutual fund investment options contributed $316 million to the increase in separate accounts assets.

To fund all business activities, the Company maintains a high quality and liquid investment portfolio. As of September 30, 2000, the Company's assets included $1.8 billion of cash, short-term investments and investment grade publicly traded available-for-sale securities that could be liquidated if funds were required.

As of September 30, 2000, approximately $93 million (or 4.6%) of the Company's fixed maturity securities were considered non-investment grade. The Company defines non-investment grade as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's BBB- or higher (or similar rating agency). Non-investment grade securities are speculative and are subject to significantly greater risks related to the creditworthiness of the issuers and the liquidity of the market for such securities. The Company carefully selects, and closely monitors, such investments.

The Company has exposure to selected emerging markets that include securities issued by sovereigns or corporations of Asia (excluding Japan), Latin America and Mexico. At September 30, 2000, the Company held $84 million in emerging market securities with an approximate unrealized loss of $7.4 million.

During the current nine month period, the Company sold one real estate property with a carrying value of $0.6 million for a realized gain of $0.8 million.

Results of Operations

For the nine month periods ended September 30, 2000 and 1999, the Company reported net earnings of $86 million and $68 million, respectively. For the three month periods ended September 30, 2000 and 1999, the Company reported net earnings of $41 million and $22 million, respectively.

Net earnings derived from interest spread decreased $1.4 million and $5.4 million for the three and nine month periods ended September 30, 2000, respectively, compared to the same periods in 1999. The reductions in interest spread are primarily a result of the Company's $135 million dividend payment to MLIG during the fourth quarter 1999, as well as the reduction of fixed rate contracts inforce.

Net realized investment gains increased $0.6 million and decreased $3.3 million during the three and nine month periods ended September 30, 2000, respectively, compared to equivalent periods during 1999. The following table provides the changes in net realized investment gains (losses) by type for each respective period:


                                 Three Months     Nine Months
Realized Gain (Loss)             2000 - 1999      2000 - 1999
--------------------             ------------     ------------
                                        ($ In Millions)

 Interest related                $      (0.8)     $      (7.7)  (1)
 Credit related                          0.2              8.1   (2)
 Trading account                         1.4              3.3   (3)
 Real estate                               -             (6.6)  (4)
 Investment in Separate Account         (0.2)            (0.4)
                                 ------------     ------------
                                         0.6             (3.3)
                                 ============     ============

    (1) The decreases in interest related gains are primarily attributable to reductions in invested asset market valuations as compared to the equivalent periods in 1999. The decreases in invested asset market valuations are primarily due to period-to-period increases in interest rates and credit spreads.

    (2) Credit related losses for the nine month period ended
        September 30, 1999 included book value writedowns and asset sales of several large security holdings.

    (3) The trading account is comprised of convertible debt and convertible preferred equity securities. The valuations of these securities will generally fluctuate in a direct relationship to changes in the valuations of the underlying common equity security.

    (4) The nine month period ended September 30, 1999 included a $7.4 million gain on the sale of one real estate property.

Policy charge revenue increased $16.1 million (or 27%) and $34.3 million (or 20%) during the three and nine month periods ended September 30, 2000, respectively, compared to the same periods during 1999. During the current three month period, the Company revised its future gross profit assumptions on certain variable life business. The retrospective adjustment of the Company's unearned revenue liability resulted in a $4.6 million increase in policy charge revenue. Excluding this adjustment, policy charge revenue increased $11.5 million (or 20%) and $29.7 million (or 18%) during the current three and nine months periods, respectively, as compared to 1999. The increases in policy charge revenue are attributable to the increase in contract owners' variable account balances. Average variable account balances increased $2.0 billion (or 18%) during the current nine month period as compared to the same period in 1999.

The market value adjustment expense is attributable to the Company's modified guaranteed annuity product. This contract provision results in a market value adjustment to the cash surrender value of those contracts that are surrendered before the expiration of their interest rate guarantee period. The market value adjustment expense decreased $0.3 million (or 67%) and $1.8 million (or 88%) during the current three and nine month periods, respectively, primarily due to the higher interest rate environment as compared to the equivalent periods in 1999. The market value adjustment has an inverse relationship to changes in interest rates.

Policy benefits increased $1.2 million (or 15%) and $5.6 million (or 23%) during the current three and nine month periods, respectively, compared to equivalent periods in 1999. The increases are primarily due to an increase in the number of variable life death claims, an increase in the average net amount at risk per variable life death claim, and normal reserve increases for the mortality component of the Company's variable annuity products.

Reinsurance premium ceded increased $0.7 million (or 13%) and $1.6 million (or 10%) during the three and nine month periods ended September 30, 2000, respectively, compared to the same periods in 1999. These increases are attributable to the combined effect of the increasing age of contract owners and increased insurance inforce.

Amortization of deferred policy acquisition costs decreased $13.4 million (or 81%) and $11.2 million (or 23%) during the three and nine month periods ended September 30, 2000, respectively, compared to the equivalent periods in 1999. During the current three month period, the Company revised its future gross profit assumptions on certain life insurance business. The retrospective adjustment of the Company's deferred policy acquisition costs resulted in a $15.6 million decrease in amortization of deferred policy acquisition costs. Excluding this adjustment, amortization of deferred policy acquisition costs increased $2.2 million and $4.4 million during the current three and nine month periods, respectively, as compared to the same periods in 1999. These increases are primarily due to the growth in policy charge revenue.

Insurance expenses and taxes decreased $2.7 million (or 19%) and increased $2.3 million (or 6%) during the current three and nine month periods, respectively, compared to the same periods in 1999. During the current three month period, the Company's liability for guaranty fund assessments was determined to be in excess of amounts required resulting in a $5.8 million reduction in guaranty fund expenses. Excluding this adjustment, insurance expenses and taxes increased $3.1 million and $8.1 million during the current three and nine month periods, respectively, as compared to the same periods in 1999. These increases are primarily due to increases in certain employee compensation related expense allocations from Merrill Lynch & Co., expenditures related to financial systems enhancements, and non-capitalizable asset-based commissions paid on inforce life and annuity contracts.

Segment Information

The products that comprise the Life Insurance and Annuity segments generally possess similar economic characteristics. As such, the financial condition and results of operations of each business segment are generally consistent with the Company's consolidated financial condition and results of operations presented herein.

The current three and nine month period increases in net revenues and net earnings for the life insurance segment are primarily due to the retrospective adjustment of unearned revenue and deferred policy acquisition costs, noted above.





INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Merrill Lynch Life Insurance Company:


We have audited the accompanying statements of assets and liabilities of each of the divisions of Merrill Lynch Variable Life Separate Account, comprised of divisions investing in the Money Reserve Portfolio, Intermediate Government Bond Portfolio, Long-Term Corporate Bond Portfolio, Capital Stock Portfolio, Growth Stock Portfolio, Multiple Strategy Portfolio, High Yield Portfolio, Natural Resources Portfolio, Global Strategy Portfolio, Balanced Portfolio, Global Utility Focus Fund, International Equity Focus Fund, Global Bond Focus Fund, Basic Value Focus Fund, Developing Capital Markets Focus Fund, Special Value Focus Fund, Index 500 Fund, Capital Focus Fund (commencement of operations July 21, 1999), Global Growth Focus Fund (commencement of operations July 21, 1999), International VIP Portfolio (commencement of operations July 21, 1999), Mercury V. I. US Large Cap (commencement of operations July 21, 1999), Quasar Portfolio (commencement of operations July 21, 1999), Premier Growth Portfolio, MFS Emerging Growth Series, MFS Research Series, AIM V.I. Value Fund, AIM V.I. Capital Appreciation Fund, 1997 Trust (matured on February 18, 1997), 1998 Trust (matured on February 17,
1998),  1999  Trust  (matured on February  16,  1999),  2000
Trust, 2001 Trust, 2002 Trust, 2003 Trust, 2004 Trust, 2005 Trust, 2006 Trust, 2007 Trust, 2008 Trust, 2009 Trust, 2010 Trust, 2011 Trust, 2013 Trust, 2014 Trust, 2019 Trust (commencement of operations July 21, 1999) (collectively, the "Divisions"), as of December 31, 1999 and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the management of Merrill Lynch Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund and unit investment trust securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Divisions as of December 31, 1999, the results of their operations and the changes in their net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.




February 14, 2000

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER  31, 1999

										       Divisions Investing In
								 -------------------------------------------------------------------
										     Intermediate      Long-Term
								       Money          Government       Corporate         Capital
								      Reserve            Bond             Bond            Stock
(In thousands, except unit values)                                   Portfolio        Portfolio        Portfolio        Portfolio
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Money Reserve Portfolio,  98,588 shares
   (Cost $98,588)                                                $        98,588  $             0  $             0  $             0

  Intermediate Government Bond Portfolio, 2,321 shares
   (Cost $25,547)                                                              0           24,255                0                0

  Long-Term Corporate Bond Portfolio, 2,194 shares
   (Cost $25,388)                                                              0                0           23,758                0

  Capital Stock Portfolio, 1,896 shares
   (Cost $45,543)                                                              0                0                0           55,789
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           98,588           24,255           23,758           55,789

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                       11,568                6                6                9
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        87,020  $        24,249  $        23,752  $        55,780
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                2,781              521              447              508
								 ================ ================ ================ ================
 Unit Value                                                      $         31.29  $         46.52  $         53.11  $        109.89
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------

								       Growth          Multiple           High           Natural
								       Stock           Strategy          Yield          Resources
(In thousands, except unit values)                                   Portfolio        Portfolio        Portfolio        Portfolio
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Growth Stock Portfolio, 2,286 shares
   (Cost $68,357)                                                $        86,946  $             0  $             0  $             0

  Multiple Strategy Portfolio, 2,036 shares
   (Cost $33,935)                                                              0           37,033                0                0

  High Yield Portfolio, 3,618 shares
   (Cost $31,658)                                                              0                0           26,956                0

  Natural Resources Portfolio, 240 shares
   (Cost $1,702)                                                               0                0                0            1,796
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           86,946           37,033           26,956            1,796

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                          (82)               9                7                0
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        87,028  $        37,024  $        26,949  $         1,796
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                  792              700              873              181
								 ================ ================ ================ ================
 Unit Value                                                      $        109.87  $         52.87  $         30.87  $          9.92
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------
													 Global       International
								      Global                            Utility           Equity
								      Strategy        Balanced           Focus            Focus
(In thousands, except unit values)                                   Portfolio        Portfolio          Fund             Fund
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Series Fund, Inc. (Note 1):
  Global Strategy Portfolio, 2,954 shares
    (Cost $46,521)                                               $        50,636  $             0  $             0  $             0

  Balanced Portfolio, 1,225 shares
    (Cost $17,909)                                                             0           18,082                0                0

 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Global Utility Focus Fund, 229 shares
    (Cost $3,646)                                                              0                0            3,866                0

   International Equity Focus Fund, 869 shares
    (Cost $9,296)                                                              0                0                0           12,158
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           50,636           18,082            3,866           12,158

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                           10                5              (24)               2
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        50,626  $        18,077  $         3,890  $        12,156
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                1,539              570              172              817
								 ================ ================ ================ ================
 Unit Value                                                      $         32.90  $         31.71  $         22.60  $         14.87
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------
								      Global            Basic          Developing        Special
								       Bond             Value       Capital Markets       Value
								       Focus            Focus            Focus            Focus
(In thousands, except unit values)                                     Fund             Fund             Fund             Fund
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Global Bond Focus Fund, 123 shares
    (Cost $1,131)                                                $         1,054  $             0  $             0  $             0

  Basic Value Focus Fund, 5,179 shares
    (Cost $72,347)                                                             0           70,436                0                0

  Developing Capital Markets Focus Fund, 506 shares
    (Cost $4,526)                                                              0                0            5,229                0

  Special Value Focus Fund, 218 shares
    (Cost $4,353)                                                              0                0                0            5,095
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                            1,054           70,436            5,229            5,095

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0               32              (99)               2
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $         1,054  $        70,404  $         5,328  $         5,093
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                   84            2,920              493              249
								 ================ ================ ================ ================
 Unit Value                                                      $         12.55  $         24.11  $         10.80  $         20.43
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------
												        Global
								       Index           Capital          Growth       International
									500             Focus           Focus             VIP
(In thousands, except unit values)                                     Fund             Fund            Fund           Portfolio
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Merrill Lynch Variable
  Series Funds, Inc. (Note 1):
   Index 500 Fund, 1,709 shares
    (Cost $27,295)                                               $        32,016  $             0  $             0  $             0

   Capital Focus Fund, 25 shares
    (Cost $260)                                                                0              255                0                0

   Global Growth Focus Fund, 52 shares
    (Cost $672)                                                                0                0              772                0

 Investments in Hotchkis & Wiley Variable Trust (Note 1):
  International VIP Portfolio, 189 shares
    (Cost $2,076)                                                              0                0                0            2,178
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           32,016              255              772            2,178

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                          (76)               0                3              (23)
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        32,092  $           255  $           769  $         2,201
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                1,583               25               52              192
								 ================ ================ ================ ================
 Unit Value                                                      $         20.27  $         10.38  $         14.79  $         11.47
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------
								      Mercury                                              MFS
								     V.I. U.S.                          Premier          Emerging
								     Large Cap          Quasar           Growth           Growth
(In thousands, except unit values)                                      Fund          Portfolio        Portfolio          Series
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in Mercury Asset Management
  V. I. Funds, Inc. (Note 1):
   Mercury V. I. U. S. Large Cap Fund, 116 shares
    (Cost $1,265)                                                $         1,396  $             0  $             0  $             0

 Investments in Alliance Variable Products
  Series Fund, Inc (Note 1):
   Quasar Portfolio, 39 shares
    (Cost $459)                                                                0              512                0                0

   Premier Growth Portfolio, 1,429 shares
    (Cost $43,793)                                                             0                0           57,801                0

 Investments in MFS Variable Insurance Trust (Note 1):
   MFS Emerging Growth Series, 817 shares
    (Cost $18,399)                                                             0                0                0           31,015
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                            1,396              512           57,801           31,015

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                          (41)               0               76             (192)
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $         1,437  $           512  $        57,725  $        31,207
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                  119               50            2,263            1,128
								 ================ ================ ================ ================
 Unit Value                                                      $         12.04  $         10.26  $         25.51  $         27.67
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------
													  AIM
									MFS              AIM          V.I. Capital
								      Research        V.I. Value      Appreciation        2000
(In thousands, except unit values)                                     Series            Fund             Fund            Trust
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in MFS Variable Insurance Trust (Note 1):
  MFS Research Series, 726 shares
   (Cost $13,050)                                                $        16,941  $             0  $             0  $             0

 Investments in AIM Variable Insurance Funds, Inc. (Note 1):
  AIM V.I. Value Fund, 1,020 shares
   (Cost $26,541)                                                              0           34,168                0                0

  AIM V.I. Capital Appreciation Fund, 279 shares
   (Cost $7,534)                                                               0                0            9,927                0

 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2000 Trust, 660 trust units
   (Cost $525)                                                                 0                0                0              658
								 ---------------- ---------------- ---------------- ----------------
   Total Assets                                                           16,941           34,168            9,927              658

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            3              352             (335)               0
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $        16,938  $        33,816  $        10,262  $           658
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                  938            1,592              537               31
								 ================ ================ ================ ================
 Unit Value                                                      $         18.06  $         21.24  $         19.11  $         21.23
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------


								       2001             2002             2003             2004
(In thousands, except unit values)                                     Trust            Trust            Trust            Trust
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2001 Trust, 341 trust units
    (Cost $275)                                                  $           321  $             0  $             0  $             0

   2002 Trust, 758 trust units
    (Cost $557)                                                                0              667                0                0

   2003 Trust, 366 trust units
    (Cost $253)                                                                0                0              292                0

   2004 Trust, 1,375 trust units
    (Cost $888)                                                                0                0                0            1,058
								 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             321              667              292            1,058

Liabilities
 Due to (from) Merill Lynch Life Insurance Company                             0                0                0                0
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           321  $           667  $           292  $         1,058
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                    7               39                4               73
								 ================ ================ ================ ================
 Unit Value                                                      $         46.93  $         17.20  $         73.71  $         14.44
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------


								       2005             2006             2007             2008
(In thousands, except unit values)                                     Trust            Trust            Trust            Trust
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2005 Trust, 1026 trust units
    (Cost $614)                                                  $           745  $             0  $             0  $             0

   2006 Trust, 460 trust units
    (Cost $292)                                                                0              318                0                0

   2007 Trust, 351 trust units
    (Cost $217)                                                                0                0              226                0

   2008 Trust, 918 trust units
    (Cost $472)                                                                0                0                0              540
								 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                             745              318              226              540

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0                0                0                0
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $           745  $           318  $           226  $           540
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                   14               10                7               18
								 ================ ================ ================ ================
 Unit Value                                                      $         54.75  $         30.47  $         32.46  $         30.34
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999 (continued)

										       Divisions Investing In
								 -------------------------------------------------------------------


								       2009             2010             2011             2013
(In thousands, except unit values)                                     Trust            Trust            Trust            Trust
								 ---------------- ---------------- ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2009 Trust, 162 trust units
    (Cost $88)                                                   $            89  $             0  $             0  $             0

   2010 Trust, 890 trust units
    (Cost $460)                                                                0              453                0                0

   2011 Trust, 352 trust units
    (Cost $140)                                                                0                0              169                0

   2013 Trust, 782 trust units
    (Cost $320)                                                                0                0                0              325
								 ---------------- ---------------- ---------------- ----------------
    Total Assets                                                              89              453              169              325

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            0                0                0                0
								 ---------------- ---------------- ---------------- ----------------
Net Assets                                                       $            89  $           453  $           169  $           325
								 ================ ================ ================ ================
 Units Outstanding (Note 5)                                                    3               17                8               20
								 ================ ================ ================ ================
 Unit Value                                                      $         27.16  $         26.11  $         21.75  $         16.07
								 ================ ================ ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER  31, 1999 (continued)

								       Divisions Investing In
								 ----------------------------------


								       2014             2019
(In thousands, except unit values)                                     Trust            Trust
								 ---------------- ----------------
Assets
 Investments in the Merrill Lynch Fund of Stripped ("Zero")
  U.S. Treasury Securities, Series A through L (Note 1):
   2014 Trust, 9,943 trust units
    (Cost $3,520)                                                $         3,808  $             0

   2019 Trust, 729 trust units
    (Cost $210)                                                                0              202
								 ---------------- ----------------
    Total Assets                                                           3,808              202

Liabilities
 Due to (from) Merrill Lynch Life Insurance Company                            1                0
								 ---------------- ----------------
Net Assets                                                       $         3,807  $           202
								 ================ ================
 Units Outstanding (Note 5)                                                  241               23
								 ================ ================
 Unit Value                                                      $         15.79  $          8.78
								 ================ ================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999

										Divisions Investing In
						-----------------------------------------------------------------------------------
									  Intermediate          Long-Term
							Money              Government           Corporate             Capital
						       Reserve                Bond                 Bond                Stock
(In thousands)                                        Portfolio            Portfolio            Portfolio            Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             4,416  $             1,619  $             1,694  $             9,292
 Mortality and Expense Charges (Note 3)                        (748)                (220)                (217)                (434)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                3,668                1,399                1,477                8,858
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             0                   19                   76                1,509
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                  0               (1,928)              (2,338)               2,899
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                   0               (1,909)              (2,262)               4,408
						-------------------- -------------------- -------------------- --------------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    3,668                 (510)                (785)              13,266
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                  77,909                  495                1,286                2,813
 Policy Loading, Net (Note 3)                                 3,924                 (131)                (116)                (176)
 Contract Owner Deaths                                       (1,164)                 (57)                (282)                (735)
 Contract Owner Terminations                                 (2,691)                (292)                (290)                (975)
 Policy Loans, Net                                             (635)                 (45)                 (37)              (1,062)
 Cost of Insurance                                           (1,672)                (340)                (364)                (656)
 Policy Loan Processing Charges                                 126                  (14)                 (13)                 (26)
 Transfers Among Investment Divisions                       (68,863)               3,198                1,687               (4,221)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       6,934                2,814                1,871               (5,038)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      10,602                2,304                1,086                8,228
Net Assets Beginning of Period                               76,418               21,945               22,666               47,552
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            87,020  $            24,249  $            23,752  $            55,780
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------

						       Growth               Multiple               High               Natural
							Stock               Strategy              Yield              Resources
(In thousands)                                        Portfolio            Portfolio            Portfolio            Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $            20,509  $             6,006  $             3,095  $                57
 Mortality and Expense Charges (Note 3)                        (642)                (300)                (248)                 (15)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                               19,867                5,706                2,847                   42
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                         3,341                  385                 (885)                (100)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                652                  (98)                (734)                 409
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               3,993                  287               (1,619)                 309
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                   23,860                5,993                1,228                  351
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   4,627                1,541                1,764                   86
 Policy Loading, Net (Note 3)                                  (229)                (154)                (113)                  (8)
 Contract Owner Deaths                                       (1,097)                (197)                (341)                 (23)
 Contract Owner Terminations                                 (1,839)              (1,334)                (757)                 (51)
 Policy Loans, Net                                           (1,121)                (243)                (278)                  (9)
 Cost of Insurance                                           (1,080)                (506)                (441)                 (28)
 Policy Loan Processing Charges                                 (42)                 (15)                 (17)                  (1)
 Transfers Among Investment Divisions                           712                   78               (2,399)                 (17)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         (69)                (830)              (2,582)                 (51)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      23,791                5,163               (1,354)                 300
Net Assets Beginning of Period                               63,237               31,861               28,303                1,496
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            87,028  $            37,024  $            26,949  $             1,796
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												  Global           International
						       Global                                    Utility               Equity
						      Strategy             Balanced               Focus                Focus
(In thousands)                                        Portfolio            Portfolio              Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             5,762  $             2,777  $               474  $               532
 Mortality and Expense Charges (Note 3)                        (404)                (157)                 (33)                 (96)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                5,358                2,620                  441                  436
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           388                  290                  180                 (218)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              2,763               (1,617)                (209)               3,195
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               3,151               (1,327)                 (29)               2,977
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    8,509                1,293                  412                3,413
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,386                  711                  192                  446
 Policy Loading, Net (Note 3)                                  (124)                 (86)                 (17)                 (47)
 Contract Owner Deaths                                         (523)                (133)                   0                 (109)
 Contract Owner Terminations                                   (908)                (514)                (130)                (272)
 Policy Loans, Net                                             (234)                (426)                 (16)                 (66)
 Cost of Insurance                                             (746)                (283)                 (53)                (178)
 Policy Loan Processing Charges                                 (24)                  (7)                  (2)                  (4)
 Transfers Among Investment Divisions                        (2,689)               1,954                  391               (1,579)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                      (1,862)               1,216                  365               (1,809)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       6,647                2,509                  777                1,604
Net Assets Beginning of Period                               43,979               15,568                3,113               10,552
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            50,626  $            18,077  $             3,890  $            12,156
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
							Global               Basic              Developing            Special
							Bond                 Value               Capital               Value
							Focus                Focus            Markets Focus            Focus
(In thousands)                                          Fund                 Fund                 Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                70  $            14,764  $               113  $               550
 Mortality and Expense Charges (Note 3)                         (11)                (578)                 (35)                 (38)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   59               14,186                   78                  512
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           (38)                 379                 (617)                (715)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (132)              (3,865)               2,531                1,400
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                (170)              (3,486)               1,914                  685
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                     (111)              10,700                1,992                1,197
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      76                4,204                  452                  316
 Policy Loading, Net (Note 3)                                    (8)                (275)                 (17)                 (40)
 Contract Owner Deaths                                            0                 (872)                 (66)                   0
 Contract Owner Terminations                                    (35)              (1,947)                (285)                (719)
 Policy Loans, Net                                                0                 (555)                 (87)                 (25)
 Cost of Insurance                                              (22)              (1,044)                 (65)                 (57)
 Policy Loan Processing Charges                                  (1)                 (37)                  (3)                  (1)
 Transfers Among Investment Divisions                          (248)               6,369                 (101)                 602
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (238)               5,843                 (172)                  76
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (349)              16,543                1,820                1,273
Net Assets Beginning of Period                                1,403               53,861                3,508                3,820
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,054  $            70,404  $             5,328  $             5,093
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
											          Global
							Index               Capital               Growth           International
							 500                 Focus                Focus                 VIP
(In thousands)                                          Fund                 Fund                 Fund              Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $               940  $                 6  $                10  $                10
 Mortality and Expense Charges (Note 3)                        (226)                  (1)                  (1)                  (4)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  714                    5                    9                    6
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                         1,015                    1                   14                   12
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              2,882                   (5)                  99                  101
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               3,897                   (4)                 113                  113
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    4,611                    1                  122                  119
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   1,415                    8                    8                   36
 Policy Loading, Net (Note 3)                                  (179)                  (1)                   0                    3
 Contract Owner Deaths                                         (236)                   0                    0                    0
 Contract Owner Terminations                                 (1,393)                  (1)                   1                   (1)
 Policy Loans, Net                                                3                  (18)                  (1)                   0
 Cost of Insurance                                             (420)                  (2)                  (2)                  (9)
 Policy Loan Processing Charges                                 (11)                   0                    0                   (1)
 Transfers Among Investment Divisions                        14,043                  268                  641                2,054
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                      13,222                  254                  647                2,082
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      17,833                  255                  769                2,201
Net Assets Beginning of Period                               14,259                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            32,092  $               255  $               769  $             2,201
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
						       Mercury                                                          MFS
						      V.I. U.S.                                  Premier              Emerging
						      Large Cap              Quasar               Growth               Growth
(In thousands)                                          Fund               Portfolio            Portfolio              Series
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 7  $                 0  $               531  $                 0
 Mortality and Expense Charges (Note 3)                          (3)                  (1)                (365)                (149)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                    4                   (1)                 166                 (149)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            17                    0                2,951                1,617
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                130                   53                8,737               10,816
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 147                   53               11,688               12,433
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      151                   52               11,854               12,284
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      24                   12                2,952                1,290
 Policy Loading, Net (Note 3)                                    (1)                   0                 (136)                 (20)
 Contract Owner Deaths                                            0                    0                 (169)                 (43)
 Contract Owner Terminations                                      0                    0                 (641)                (219)
 Policy Loans, Net                                                0                    0                 (135)                 (13)
 Cost of Insurance                                               (5)                  (1)                (640)                (262)
 Policy Loan Processing Charges                                  (1)                   0                  (21)                  (8)
 Transfers Among Investment Divisions                         1,269                  449               19,919                7,808
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       1,286                  460               21,129                8,533
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       1,437                  512               32,983               20,817
Net Assets Beginning of Period                                    0                    0               24,742               10,390
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,437  $               512  $            57,725  $            31,207
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												   AIM
							 MFS                  AIM              V.I. Capital
						       Research            V.I. Value          Appreciation            1999
(In thousands)                                          Series                Fund                 Fund                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $               153  $               556  $               211  $                 0
 Mortality and Expense Charges (Note 3)                        (116)                (210)                 (55)                  (1)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   37                  346                  156                   (1)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           283                  251                  624                  255
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              2,729                5,748                2,023                 (249)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               3,012                5,999                2,647                    6
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    3,049                6,345                2,803                    5
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     922                1,283                  410                    0
 Policy Loading, Net (Note 3)                                   (60)                 (97)                 (23)                  (3)
 Contract Owner Deaths                                            0                 (127)                 (91)                   0
 Contract Owner Terminations                                   (436)                (450)                 (34)                   0
 Policy Loans, Net                                              (66)                  (1)                  (4)                   0
 Cost of Insurance                                             (232)                (368)                 (92)                  (1)
 Policy Loan Processing Charges                                  (7)                 (13)                  (3)                   0
 Transfers Among Investment Divisions                         4,112               13,379                3,141               (1,178)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       4,233               13,606                3,304               (1,182)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       7,282               19,951                6,107               (1,177)
Net Assets Beginning of Period                                9,656               13,865                4,155                1,177
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            16,938  $            33,816  $            10,262  $                 0
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2000                 2001                 2002                 2003
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (7)                  (3)                  (7)                  (3)
 Transaction Charges (Note 3)                                    (3)                  (1)                  (2)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (10)                  (4)                  (9)                  (4)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            90                    8                   44                    5
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (55)                   2                  (37)                 (10)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  35                   10                    7                   (5)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       25                    6                   (2)                  (9)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       3                    1                    0                    6
 Policy Loading, Net (Note 3)                                   (16)                  (4)                  (6)                  (2)
 Contract Owner Deaths                                         (131)                   0                    0                    0
 Contract Owner Terminations                                    (65)                   0                  (62)                   0
 Policy Loans, Net                                              (13)                   0                    3                    0
 Cost of Insurance                                              (11)                  (4)                  (9)                  (4)
 Policy Loan Processing Charges                                   0                   (1)                   0                   (1)
 Transfers Among Investment Divisions                           (60)                   2                   (8)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (293)                  (6)                 (82)                  (2)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (268)                   0                  (84)                 (11)
Net Assets Beginning of Period                                  926                  321                  751                  303
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               658  $               321  $               667  $               292
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2004                 2005                 2006                 2007
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (10)                  (7)                  (3)                  (2)
 Transaction Charges (Note 3)                                    (4)                  (3)                  (1)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (14)                 (10)                  (4)                  (3)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            72                   18                   37                   24
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                               (102)                 (51)                 (59)                 (41)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (30)                 (33)                 (22)                 (17)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (44)                 (43)                 (26)                 (20)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      11                   28                   40                    0
 Policy Loading, Net (Note 3)                                   (11)                  (3)                   0                   (2)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                    (65)                   0                    0                    0
 Policy Loans, Net                                               (2)                   0                    0                    0
 Cost of Insurance                                              (12)                 (10)                  (2)                  (3)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                           (66)                 (33)                (115)                   0
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (146)                 (18)                 (77)                  (5)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (190)                 (61)                (103)                 (25)
Net Assets Beginning of Period                                1,248                  806                  421                  251
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,058  $               745  $               318  $               226
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECCMBER 31, 1999 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2008                 2009                 2010                 2011
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (5)                  (1)                  (6)                  (2)
 Transaction Charges (Note 3)                                    (2)                   0                   (2)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (7)                  (1)                  (8)                  (3)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            10                   17                  (60)                  22
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (60)                 (27)                 (13)                 (44)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (50)                 (10)                 (73)                 (22)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (57)                 (11)                 (81)                 (25)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      48                   17                    2                    4
 Policy Loading, Net (Note 3)                                    (2)                   0                   (5)                   0
 Contract Owner Deaths                                            0                    0                 (158)                   0
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                               (5)                   0                    0                    0
 Cost of Insurance                                               (6)                  (2)                  (6)                  (3)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                           (10)                 (14)                 (63)                 (42)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          24                    1                 (230)                 (41)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (33)                 (10)                (311)                 (66)
Net Assets Beginning of Period                                  573                   99                  764                  235
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               540  $                89  $               453  $               169
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1999 (continued)

								    Divisions Investing In
						--------------------------------------------------------------


							2013                 2014                 2019
(In thousands)                                          Trust                Trust                Trust
						-------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (3)                 (40)                  (1)
 Transaction Charges (Note 3)                                    (1)                 (15)                   0
						-------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (4)                 (55)                  (1)
						-------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            27                  319                    0
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (72)                (972)                  (9)
						-------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (45)                (653)                  (9)
						-------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      (49)                (708)                 (10)
						-------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      53                  156                    2
 Policy Loading, Net (Note 3)                                     2                  (25)                   0
 Contract Owner Deaths                                            0                    0                    0
 Contract Owner Terminations                                      0                    0                    0
 Policy Loans, Net                                                0                  (10)                   0
 Cost of Insurance                                               (3)                 (71)                  (1)
 Policy Loan Processing Charges                                   0                   (2)                   0
 Transfers Among Investment Divisions                           (37)                (543)                 211
						-------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          15                 (495)                 212
						-------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (34)              (1,203)                 202
Net Assets Beginning of Period                                  359                5,010                    0
						-------------------- -------------------- --------------------
Net Assets End of Period                        $               325  $             3,807  $               202
						==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998

										Divisions Investing In
						-----------------------------------------------------------------------------------
									  Intermediate          Long-Term
							Money              Government           Corporate             Capital
						       Reserve                Bond                 Bond                Stock
(In thousands)                                        Portfolio            Portfolio            Portfolio            Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             3,785  $             1,187  $             1,163  $             4,910
 Mortality and Expense Charges (Note 3)                        (572)                (170)                (166)                (385)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                3,213                1,017                  997                4,525
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             0                   89                    3                  622
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                  0                  308                  314                  798
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                   0                  397                  317                1,420
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    3,213                1,414                1,314                5,945
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                  90,763                  502                  767                2,845
 Policy Loading, Net (Note 3)                                 5,762                  (95)                 (85)                 (94)
 Contract Owner Deaths                                         (659)                 (42)                 (44)                (230)
 Contract Owner Terminations                                   (895)                (125)                (150)                (686)
 Policy Loans, Net                                             (792)                (202)                (141)                (536)
 Cost of Insurance                                           (1,267)                (239)                (257)                (621)
 Policy Loan Processing Charges                                 (22)                  (2)                  (4)                 (11)
 Transfers Among Investment Divisions                       (70,544)               4,024                6,192                2,396
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                      22,346                3,821                6,278                3,063
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      25,559                5,235                7,592                9,008
Net Assets Beginning of Period                               50,859               16,710               15,074               38,544
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            76,418  $            21,945  $            22,666  $            47,552
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------

						       Growth              Multiple               High               Natural
							Stock              Strategy              Yield              Resources
(In thousands)                                        Portfolio            Portfolio            Portfolio           Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             8,255  $             3,778  $             2,783  $                50
 Mortality and Expense Charges (Note 3)                        (469)                (273)                (261)                 (16)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                7,786                3,505                2,522                   34
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                         1,652                  (13)                (240)                (178)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              7,268                 (653)              (4,270)                 (86)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               8,920                 (666)              (4,510)                (264)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                   16,706                2,839               (1,988)                (230)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,843                1,632                1,690                   70
 Policy Loading, Net (Note 3)                                  (114)                (116)                (100)                  (8)
 Contract Owner Deaths                                         (248)                (170)                (329)                 (15)
 Contract Owner Terminations                                   (454)                (600)                (322)                 (37)
 Policy Loans, Net                                             (392)                (164)                (209)                  (5)
 Cost of Insurance                                             (798)                (456)                (432)                 (25)
 Policy Loan Processing Charges                                 (17)                  (5)                  (7)                   0
 Transfers Among Investment Divisions                         2,089                1,166                5,434                 (482)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       3,909                1,287                5,725                 (502)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      20,615                4,126                3,737                 (732)
Net Assets Beginning of Period                               42,622               27,735               24,566                2,228
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            63,237  $            31,861  $            28,303  $             1,496
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												  Global           International
						       Global                                    Utility               Equity
						      Strategy            Balanced                Focus                Focus
(In thousands)                                        Portfolio           Portfolio               Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             6,432  $             1,194  $               154  $               878
 Mortality and Expense Charges (Note 3)                        (383)                (128)                 (22)                (100)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                6,049                1,066                  132                  778
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            38                   85                  341                 (478)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                             (2,688)                 498                   53                  304
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                              (2,650)                 583                  394                 (174)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    3,399                1,649                  526                  604
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,453                  664                  112                  945
 Policy Loading, Net (Note 3)                                  (116)                 (70)                  (9)                 (16)
 Contract Owner Deaths                                         (312)                (103)                (182)                  (4)
 Contract Owner Terminations                                   (796)                (146)                   9                  (80)
 Policy Loans, Net                                             (233)                 (53)                 (23)                 (39)
 Cost of Insurance                                             (700)                (218)                 (35)                (179)
 Policy Loan Processing Charges                                 (11)                  (3)                  (1)                  (2)
 Transfers Among Investment Divisions                             7                1,689                  781               (1,057)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       1,292                1,760                  652                 (432)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       4,691                3,409                1,178                  172
Net Assets Beginning of Period                               39,288               12,159                1,935               10,380
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            43,979  $            15,568  $             3,113  $            10,552
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
							Global               Basic              Developing            Special
							Bond                 Value               Capital               Value
							Focus                Focus            Markets Focus            Focus
(In thousands)                                          Fund                 Fund                 Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                69  $             6,396  $                72  $               826
 Mortality and Expense Charges (Note 3)                         (11)                (452)                 (42)                 (36)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   58                5,944                   30                  790
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             1                  809                 (355)                (261)
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 73               (3,349)              (1,268)                (835)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  74               (2,540)              (1,623)              (1,096)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      132                3,404               (1,593)                (306)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     100                3,321                  481                  192
 Policy Loading, Net (Note 3)                                    (1)                (150)                  (4)                 (10)
 Contract Owner Deaths                                            0                 (322)                   0                 (174)
 Contract Owner Terminations                                     (4)                (239)                (125)                   9
 Policy Loans, Net                                               (2)                (804)                 (70)                  (6)
 Cost of Insurance                                              (19)                (798)                 (70)                 (51)
 Policy Loan Processing Charges                                   0                   (9)                  (1)                   0
 Transfers Among Investment Divisions                           191                8,621                 (766)                 615
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         265                9,620                 (555)                 575
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         397               13,024               (2,148)                 269
Net Assets Beginning of Period                                1,006               40,837                5,656                3,551
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,403  $            53,861  $             3,508  $             3,820
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												   MFS
							Index               Premier              Emerging               MFS
							 500                 Growth               Growth              Research
(In thousands)                                          Fund               Portfolio              Series               Series
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $               271  $                13  $                48  $               129
 Mortality and Expense Charges (Note 3)                         (85)                (128)                 (60)                 (60)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  186                 (115)                 (12)                  69
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           237                  716                  239                   96
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              1,545                5,075                1,736                1,095
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               1,782                5,791                1,975                1,191
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    1,968                5,676                1,963                1,260
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     400                1,075                  673                  474
 Policy Loading, Net (Note 3)                                   (41)                 (30)                   6                  (14)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                   (292)                (116)                 (85)                 (36)
 Policy Loans, Net                                              (14)                 (74)                (111)                (120)
 Cost of Insurance                                             (133)                (228)                (143)                (113)
 Policy Loan Processing Charges                                  (2)                  (3)                  (1)                  (2)
 Transfers Among Investment Divisions                         7,922               12,407                4,788                4,795
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       7,840               13,031                5,127                4,984
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       9,808               18,707                7,090                6,244
Net Assets Beginning of Period                                4,451                6,035                3,300                3,412
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            14,259  $            24,742  $            10,390  $             9,656
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
									      AIM
							 AIM              V.I. Capital
						      V.I. Value          Appreciation            1998                 1999
(In thousands)                                           Fund                 Fund                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $               634  $               111  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (76)                 (25)                  (1)                 (11)
 Transaction Charges (Note 3)                                     0                    0                    0                   (4)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  558                   86                   (1)                 (15)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           103                   29                  176                   32
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              1,953                  420                 (170)                  38
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               2,056                  449                    6                   70
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    2,614                  535                    5                   55
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     470                  223                    0                    6
 Policy Loading, Net (Note 3)                                   (26)                   1                   (3)                  (9)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                    (19)                  (4)                   0                  (46)
 Policy Loans, Net                                              (56)                  (6)                   0                    0
 Cost of Insurance                                             (132)                 (46)                  (1)                 (14)
 Policy Loan Processing Charges                                  (2)                  (1)                   0                   (1)
 Transfers Among Investment Divisions                         7,513                2,105               (1,010)                 (36)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       7,748                2,272               (1,014)                (100)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      10,362                2,807               (1,009)                 (45)
Net Assets Beginning of Period                                3,503                1,348                1,009                1,222
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            13,865  $             4,155  $                 0  $             1,177
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2000                 2001                 2002                 2003
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (8)                  (3)                  (7)                  (3)
 Transaction Charges (Note 3)                                    (3)                  (1)                  (2)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (11)                  (4)                  (9)                  (4)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            31                    3                    8                   37
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 32                   21                   58                    3
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  63                   24                   66                   40
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       52                   20                   57                   36
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      10                    2                    0                    6
 Policy Loading, Net (Note 3)                                    (8)                  (2)                  (4)                 (12)
 Contract Owner Deaths                                          (41)                   0                    0                  (94)
 Contract Owner Terminations                                    (16)                   0                    0                   (1)
 Policy Loans, Net                                               (8)                  (9)                  (3)                  (3)
 Cost of Insurance                                              (11)                  (4)                  (8)                  (5)
 Policy Loan Processing Charges                                   0                    0                    0                   (1)
 Transfers Among Investment Divisions                            12                   16                   (2)                  26
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         (62)                   3                  (17)                 (84)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         (10)                  23                   40                  (48)
Net Assets Beginning of Period                                  936                  298                  711                  351
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               926  $               321  $               751  $               303
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2004                 2005                 2006                 2007
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (11)                  (7)                  (3)                  (2)
 Transaction Charges (Note 3)                                    (4)                  (3)                  (1)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (15)                 (10)                  (4)                  (3)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            83                   27                    7                    4
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 54                   64                   35                   24
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 137                   91                   42                   28
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      122                   81                   38                   25
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      15                   16                   39                   20
 Policy Loading, Net (Note 3)                                    (9)                  (5)                   0                    0
 Contract Owner Deaths                                            0                  (44)                   0                    0
 Contract Owner Terminations                                    (97)                   0                    0                    0
 Policy Loans, Net                                              (10)                   0                    0                    0
 Cost of Insurance                                              (13)                  (9)                  (2)                  (2)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                           (12)                   4                   49                   27
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (127)                 (38)                  86                   45
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                          (5)                  43                  124                   70
Net Assets Beginning of Period                                1,253                  763                  297                  181
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,248  $               806  $               421  $               251
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2008                 2009                 2010                 2011
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- ------------------   -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $               0    $               0    $               0
 Mortality and Expense Charges (Note 3)                          (4)                (1)                  (6)                  (2)
 Transaction Charges (Note 3)                                    (2)                 0                   (2)                  (1)
						-------------------- ------------------   ------------------   ------------------
  Net Investment Income (Loss)                                   (6)                (1)                  (8)                  (3)
						-------------------- ------------------   ------------------   ------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             4                  7                  108                    2
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 68                  6                   (5)                  25
						-------------------- ------------------   ------------------   ------------------
 Net Gain (Loss) on Investments                                  72                 13                  103                   27
						-------------------- ------------------   ------------------   ------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       66                 12                   95                   24
						-------------------- ------------------   ------------------   ------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      46                 15                    6                    3
 Policy Loading, Net (Note 3)                                     0                  0                    1                   (1)
 Contract Owner Deaths                                            0                  0                    0                    0
 Contract Owner Terminations                                      0                  0                    0                    0
 Policy Loans, Net                                                0                  0                    1                    0
 Cost of Insurance                                               (5)                (2)                  (7)                  (2)
 Policy Loan Processing Charges                                   0                  0                    0                    0
 Transfers Among Investment Divisions                            47                 (7)                 126                   42
						-------------------- ------------------   ------------------   ------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          88                  6                  127                   42
						-------------------- ------------------   ------------------   ------------------

Total Increase (Decrease) in Net Assets                         154                 18                  222                   66
Net Assets Beginning of Period                                  419                 81                  542                  169
						-------------------- ------------------   ------------------   ------------------
Net Assets End of Period                        $               573  $              99  $               764  $               235
						==================== ================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1998 (continued)

							  Divisions Investing In
						---------------------------------------


							2013                 2014
(In thousands)                                          Trust                Trust
						-------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (2)                 (41)
 Transaction Charges (Note 3)                                    (1)                 (16)
						-------------------- --------------------
  Net Investment Income (Loss)                                   (3)                 (57)
						-------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             2                  188
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 35                  444
						-------------------- --------------------
 Net Gain (Loss) on Investments                                  37                  632
						-------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       34                  575
						-------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      58                  159
 Policy Loading, Net (Note 3)                                     8                   (8)
 Contract Owner Deaths                                            0                    0
 Contract Owner Terminations                                      0                  (43)
 Policy Loans, Net                                                0                  (96)
 Cost of Insurance                                               (2)                 (61)
 Policy Loan Processing Charges                                   0                   (1)
 Transfers Among Investment Divisions                            58                  774
						-------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         122                  724
						-------------------- --------------------

Total Increase (Decrease) in Net Assets                         156                1,299
Net Assets Beginning of Period                                  203                3,711
						-------------------- --------------------
Net Assets End of Period                        $               359  $             5,010
						==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997

										Divisions Investing In
						-----------------------------------------------------------------------------------
									  Intermediate          Long-Term
							Money              Government           Corporate             Capital
						       Reserve                Bond                 Bond                Stock
(In thousands)                                        Portfolio            Portfolio            Portfolio            Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             3,061  $             1,024  $               854  $             1,534
 Mortality and Expense Charges (Note 3)                        (432)                (139)                (116)                (305)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                2,629                  885                  738                1,229
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             0                   29                 (130)                 178
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                  0                  203                  400                4,630
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                   0                  232                  270                4,808
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    2,629                1,117                1,008                6,037
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                  80,752                  309                  619                2,655
 Policy Loading, Net (Note 3)                                 5,432                  (94)                 (67)                  23
 Contract Owner Deaths                                         (212)                 (34)                 (49)                 (92)
 Contract Owner Terminations                                   (528)                (199)                (258)                (485)
 Policy Loans, Net                                             (662)                 (20)                 (85)                (235)
 Cost of Insurance                                             (961)                (187)                (177)                (487)
 Policy Loan Processing Charges                                 (14)                  (2)                  (2)                  (7)
 Transfers Among Investment Divisions                       (79,759)                 987                3,328                5,273
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       4,048                  760                3,309                6,645
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       6,677                1,877                4,317               12,682
Net Assets Beginning of Period                               44,182               14,833               10,757               25,862
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            50,859  $            16,710  $            15,074  $            38,544
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------

						       Growth              Multiple               High               Natural
							Stock              Strategy               Yield              Resources
(In thousands)                                        Portfolio            Portfolio            Portfolio            Portfolio
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             2,954  $             1,431  $             1,816  $                17
 Mortality and Expense Charges (Note 3)                        (317)                (223)                (175)                 (22)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                2,637                1,208                1,641                   (5)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           519                  (43)                  66                  111
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              6,065                2,796                   (5)                (413)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               6,584                2,753                   61                 (302)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    9,221                3,961                1,702                 (307)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,002                1,618                1,134                  171
 Policy Loading, Net (Note 3)                                    24                 (120)                 (58)                 (10)
 Contract Owner Deaths                                         (112)                (133)                 (97)                   0
 Contract Owner Terminations                                   (324)                (391)                (205)                 (45)
 Policy Loans, Net                                             (486)                 (85)                (114)                   0
 Cost of Insurance                                             (543)                (360)                (275)                 (33)
 Policy Loan Processing Charges                                  (9)                  (5)                  (6)                   0
 Transfers Among Investment Divisions                         6,858                2,874                9,319                  212
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       8,410                3,398                9,698                  295
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      17,631                7,359               11,400                  (12)
Net Assets Beginning of Period                               24,991               20,376               13,166                2,240
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            42,622  $            27,735  $            24,566  $             2,228
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												  Global           International
						       Global                                    Utility               Equity
						      Strategy             Balanced               Focus                Focus
(In thousands)                                        Portfolio            Portfolio              Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $             1,985  $             1,063  $                49  $               214
 Mortality and Expense Charges (Note 3)                        (323)                 (95)                 (14)                 (92)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                1,662                  968                   35                  122
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                           197                   50                   50                  193
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                              1,051                  546                  269               (1,034)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                               1,248                  596                  319                 (841)
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                    2,910                1,564                  354                 (719)
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                   3,286                  747                  112                1,098
 Policy Loading, Net (Note 3)                                  (116)                 (66)                  (4)                 (11)
 Contract Owner Deaths                                         (139)                 (46)                   0                 (108)
 Contract Owner Terminations                                   (512)                 (95)                 (12)                 (55)
 Policy Loans, Net                                             (259)                 (64)                 (14)                 (18)
 Cost of Insurance                                             (576)                (157)                 (20)                (170)
 Policy Loan Processing Charges                                 (11)                  (3)                   0                   (2)
 Transfers Among Investment Divisions                         6,664                1,705                  374                2,570
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       8,337                2,021                  436                3,304
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                      11,247                3,585                  790                2,585
Net Assets Beginning of Period                               28,041                8,574                1,145                7,795
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $            39,288  $            12,159  $             1,935  $            10,380
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
							Global               Basic              Developing            Special
							Bond                 Value               Capital               Value
							Focus                Focus            Markets Focus            Focus
(In thousands)                                          Fund                 Fund                 Fund                 Fund
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                62  $             2,148  $                92  $                86
 Mortality and Expense Charges (Note 3)                          (9)                (280)                 (59)                 (25)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   53                1,868                   33                   61
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            (8)                 319                   88                   26
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (33)               2,666                 (718)                 140
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (41)               2,985                 (630)                 166
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       12                4,853                 (597)                 227
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                     112                2,539                  796                  133
 Policy Loading, Net (Note 3)                                    (1)                 (81)                   0                   (5)
 Contract Owner Deaths                                            0                  (99)                 (37)                   0
 Contract Owner Terminations                                    (10)                (201)                 (63)                  (6)
 Policy Loans, Net                                              (11)                (323)                 (63)                  (4)
 Cost of Insurance                                              (15)                (503)                 (93)                 (31)
 Policy Loan Processing Charges                                   0                   (6)                  (1)                   0
 Transfers Among Investment Divisions                           (20)              15,312                  780                1,570
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                          55               16,638                1,319                1,657
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                          67               21,491                  722                1,884
Net Assets Beginning of Period                                  939               19,346                4,934                1,667
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,006  $            40,837  $             5,656  $             3,551
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
												   MFS
							Index               Premier              Emerging               MFS
							 500                Growth                Growth              Research
(In thousands)                                          Fund               Portfolio              Series               Series
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 1  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (16)                 (16)                 (11)                 (11)
 Transaction Charges (Note 3)                                     0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (16)                 (15)                 (11)                 (11)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             5                   17                   32                   15
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                295                  195                   65                   67
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 300                  212                   97                   82
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      284                  197                   86                   71
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      54                  201                   69                   87
 Policy Loading, Net (Note 3)                                    (3)                   8                    4                    3
 Contract Owner Deaths                                          (15)                   0                    0                    0
 Contract Owner Terminations                                     (3)                  (1)                  (5)                  (2)
 Policy Loans, Net                                                0                  (19)                 (11)                 (26)
 Cost of Insurance                                              (20)                 (31)                 (30)                 (19)
 Policy Loan Processing Charges                                  (1)                  (1)                  (1)                  (1)
 Transfers Among Investment Divisions                         4,155                5,681                3,188                3,299
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       4,167                5,838                3,214                3,341
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       4,451                6,035                3,300                3,412
Net Assets Beginning of Period                                    0                    0                    0                    0
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             4,451  $             6,035  $             3,300  $             3,412
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------
									      AIM
							 AIM              V.I. Capital
						      V.I. Value          Appreciation            1997                 1998
(In thousands)                                           Fund                 Fund                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $               125  $                17  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (10)                  (5)                   0                   (9)
 Transaction Charges (Note 3)                                     0                    0                    0                   (3)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  115                   12                    0                  (12)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             7                   18                   33                    6
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                (74)                 (50)                 (31)                  49
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 (67)                 (32)                   2                   55
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       48                  (20)                   2                   43
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                      57                   55                    0                    2
 Policy Loading, Net (Note 3)                                     0                    2                   (1)                  (8)
 Contract Owner Deaths                                          (10)                   0                    0                    0
 Contract Owner Terminations                                     (4)                   0                    0                    0
 Policy Loans, Net                                                0                  (10)                   0                   (2)
 Cost of Insurance                                              (19)                  (9)                  (1)                  (7)
 Policy Loan Processing Charges                                  (1)                   0                    0                    0
 Transfers Among Investment Divisions                         3,432                1,330                 (354)                   5
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                       3,455                1,368                 (356)                 (10)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                       3,503                1,348                 (354)                  33
Net Assets Beginning of Period                                    0                    0                  354                  976
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             3,503  $             1,348  $                 0  $             1,009
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							1999                 2000                 2001                 2002
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                         (11)                  (8)                  (2)                  (6)
 Transaction Charges (Note 3)                                    (4)                  (3)                  (1)                  (2)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                  (15)                 (11)                  (3)                  (8)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            10                   14                    4                    7
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 61                   46                   14                   48
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  71                   60                   18                   55
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       56                   49                   15                   47
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners
 Policy Loading, Net (Note 3)                                     3                   10                    3                    0
 Contract Owner Deaths                                           (9)                  (7)                  (4)                  (5)
 Contract Owner Terminations                                      0                    0                    0                    0
 Policy Loans, Net                                                0                  (30)                   0                    0
 Cost of Insurance                                                2                   (7)                 (21)                  (9)
 Policy Loan Processing Charges                                 (13)                 (10)                  (3)                  (8)
 Transfers Among Investment Divisions                            (1)                   0                    0                    0
								 23                  135                  144                   66
  Net Increase (Decrease) in Net Assets         -------------------- -------------------- -------------------- --------------------
   Resulting from Contract Transactions
								  5                   91                  119                   44
						-------------------- -------------------- -------------------- --------------------
Total Increase (Decrease) in Net Assets
Net Assets Beginning of Period                                   61                  140                  134                   91
							      1,161                  796                  164                  620
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $             1,222  $               936  $               298  $               711
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2003                 2004                 2005                 2006
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (2)                 (10)                  (7)                  (2)
 Transaction Charges (Note 3)                                    (1)                  (4)                  (2)                  (1)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (3)                 (14)                  (9)                  (3)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             5                   38                   10                    1
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 23                   73                   70                   28
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  28                  111                   80                   29
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       25                   97                   71                   26
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       7                   29                   18                   39
 Policy Loading, Net (Note 3)                                    (2)                   0                   (5)                  (1)
 Contract Owner Deaths                                            0                    0                    0                    0
 Contract Owner Terminations                                      0                    3                   (8)                   0
 Policy Loans, Net                                              (16)                 (28)                   0                    0
 Cost of Insurance                                               (4)                 (12)                  (8)                  (2)
 Policy Loan Processing Charges                                   0                    0                    0                    0
 Transfers Among Investment Divisions                           130                  209                  (14)                   0
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         115                  201                  (17)                  36
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         140                  298                   54                   62
Net Assets Beginning of Period                                  211                  955                  709                  235
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               351  $             1,253  $               763  $               297
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

										Divisions Investing In
						-----------------------------------------------------------------------------------


							2007                 2008                 2009                 2010
(In thousands)                                          Trust                Trust                Trust                Trust
						-------------------- -------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (1)                  (3)                  (1)                  (5)
 Transaction Charges (Note 3)                                     0                   (1)                   0                   (2)
						-------------------- -------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (1)                  (4)                  (1)                  (7)
						-------------------- -------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                             1                    3                   10                   85
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 19                   48                    0                   (3)
						-------------------- -------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                  20                   51                   10                   82
						-------------------- -------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                       19                   47                    9                   75
						-------------------- -------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       2                   39                   17                    6
 Policy Loading, Net (Note 3)                                    (2)                  (1)                  (3)                   8
 Contract Owner Deaths                                            0                    0                    0                   (1)
 Contract Owner Terminations                                      0                    0                  (30)                   0
 Policy Loans, Net                                                0                   (6)                   0                    0
 Cost of Insurance                                               (1)                  (4)                  (2)                  (5)
 Policy Loan Processing Charges                                   0                    0                    0                    0
 Transfers Among Investment Divisions                           130                  100                    0                 (100)
						-------------------- -------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                         129                  128                  (18)                 (92)
						-------------------- -------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                         148                  175                   (9)                 (17)
Net Assets Beginning of Period                                   33                  244                   90                  559
						-------------------- -------------------- -------------------- --------------------
Net Assets End of Period                        $               181  $               419  $                81  $               542
						==================== ==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997 (continued)

								    Divisions Investing In
						--------------------------------------------------------------


							2011                 2013                 2014
(In thousands)                                          Trust                Trust                Trust
						-------------------- -------------------- --------------------
Investment Income (Loss):
 Reinvested Dividends (Note 2)                  $                 0  $                 0  $                 0
 Mortality and Expense Charges (Note 3)                          (2)                  (1)                 (28)
 Transaction Charges (Note 3)                                    (1)                  (1)                 (11)
						-------------------- -------------------- --------------------
  Net Investment Income (Loss)                                   (3)                  (2)                 (39)
						-------------------- -------------------- --------------------

Realized and Unrealized Gains (Losses)
  on Investments:
 Net Realized Gains (Losses) (Note 2)                            74                    0                   23
 Net Change in Unrealized Appreciation
  (Depreciation) During the Year                                 49                   32                  651
						-------------------- -------------------- --------------------
 Net Gain (Loss) on Investments                                 123                   32                  674
						-------------------- -------------------- --------------------

Net Increase (Decrease) in Net Assets
 Resulting from Operations                                      120                   30                  635
						-------------------- -------------------- --------------------

Contract Transactions:
 Net Premiums Received from Contract Owners                       2                   46                  132
 Policy Loading, Net (Note 3)                                    (8)                   4                   (8)
 Contract Owner Deaths                                            0                    0                    0
 Contract Owner Terminations                                   (190)                   0                    0
 Policy Loans, Net                                                0                    0                  (11)
 Cost of Insurance                                               (2)                  (2)                 (31)
 Policy Loan Processing Charges                                   0                    0                   (1)
 Transfers Among Investment Divisions                           (76)                   7                  463
						-------------------- -------------------- --------------------
  Net Increase (Decrease) in Net Assets
   Resulting from Contract Transactions                        (274)                  55                  544
						-------------------- -------------------- --------------------

Total Increase (Decrease) in Net Assets                        (154)                  85                1,179
Net Assets Beginning of Period                                  323                  118                2,532
						-------------------- -------------------- --------------------
Net Assets End of Period                        $               169  $               203  $             3,711
						==================== ==================== ====================

See notes to financial statements

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
MERRILL LYNCH LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

   Merrill Lynch Variable Life Separate Account ("Account"), a separate account of Merrill Lynch Life Insurance Company ("Merrill Lynch Life"), was established to support Merrill Lynch Life's operations with respect to certain variable life insurance contracts ("Contracts"). The Account is governed by Arkansas State Insurance Law. Merrill Lynch Life is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."). The Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of forty-two investment divisions (forty-three during the year). The investment divisions are as follows:

     Merrill Lynch Series Fund, Inc.: Ten of the investment divisions each invest in the securities of a single mutual fund portfolio of the Merrill Lynch Series Fund, Inc. ("Merrill Series Fund"). The investment advisor to the funds of the Merrill Series Fund is Merrill Lynch Asset Management, L.P. ("MLAM"), an indirect subsidiary of Merrill Lynch & Co.
     Merrill Lynch Variable Series Funds, Inc: Nine of the investment divisions each invest in the securities of a single mutual fund portfolio of the Merrill Lynch Variable Series Funds, Inc. ("Merrill Variable Funds").The investment advisor to the funds of the Merrill Variable Funds is MLAM. The Capital Focus Fund and Global Growth Focus Fund commenced operations on July 21, 1999. Effective following the close of business on August 15, 1997, the Equity Growth Fund was renamed the Special Value Focus Fund. The Fund's investment objective was not modified.
     Hotchkis & Wiley Variable Trust: One of the investment divisions invests in the securities of a single mutual fund portfolio of the Hotchkis & Wiley Variable Trust ("H&W Trust"). The investment advisor to the fund of the H&W Trust is Hotchkis & Wiley, a division of MLAM. This investment division commenced operations on July 21, 1999.
     Mercury Asset Management V.I. Funds, Inc.: One of the investment divisions invests in the securities of a single mutual fund portfolio of the Mercury Asset Management V.I. Funds, Inc. ("Mercury Funds"). The investment advisor to the fund of the Mercury Funds is Mercury Asset Management International Ltd., an indirect subsidiary of Merrill Lynch and Co. This investment division commenced operations on July 21, 1999.
     Alliance Variable Products Series Fund, Inc.: Two of the investment divisions invest in the securities of a single mutual fund portfolio of the Alliance Variable Products Series Fund, Inc. ("Alliance Variable Fund"). The investment advisor to the funds of the Alliance Variable Fund is Alliance Capital Management L.P. The Quasar Portfolio Fund commenced operations on July 21, 1999.
     MFS Variable Insurance Trust: Two of the investment divisions each invest in the securities of a single mutual fund portfolio of the MFS Variable Insurance Trust ("MFS Variable Trust"). The investment advisor to the funds of the MFS Variable Trust is Massachusetts Financial Services Company.
     AIM Variable Insurance Funds: Two of the investment divisions each invest in the securities of a single mutual fund portfolio of the AIM Variable Insurance Funds, Inc. ("AIM Variable Funds"). The investment advisor to the funds of the AIM Variable Funds is AIM Advisors, Inc.
     The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities, Series A through L: Fifteen of the investment divisions (sixteen during the year) each invest in the securities of a single trust of the Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities, Series A through L ("Merrill Zero Trusts"). Each trust of the Merrill Zero Trusts consists of Stripped Treasury Securities with a fixed maturity date and a Treasury Note deposited to provide income to pay expenses of the trust. Merrill Zero Trusts are sponsored by Merrill Lynch, Pierce, Fenner & Smith Inc. ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch & Co. The 2019 Trust commenced operations on July 21, 1999. The 1999 Trust matured on February 16, 1999.

   The assets of the Account are registered in the name of Merrill Lynch Life. The portion of the Account's assets applicable to the Contracts are not chargeable with liabilities arising out of any other business Merrill Lynch Life may conduct.

   The change in net assets accumulated in the Account provides the basis for the periodic determination of the amount of increased or decreased benefits under the Contracts.

   The net assets may not be less than the amount required under Arkansas State Insurance Law to provide for death benefits (without regard to the minimum death benefit guarantee) and other Contract benefits.

2. SIGNIFICANT ACCOUNTING POLICIES

   The financial statements included herein have been prepared in accordance with generally accepted accounting principles for variable life separate accounts registered as unit investment trusts. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Investments of the investment divisions are included in the statement of assets and liabilities at the net asset value of the shares/units held in the underlying funds/trusts, which value their investments at market value.

   Dividend  income  is  recognized  on  the  ex-dividend  date.   All
   dividends are automatically reinvested.

   Realized gains and losses on the sales of investments are computed on the first in first out method.

   Investment transactions are recorded on the trade date.

   The operations of the Account are included in the Federal income tax return of Merrill Lynch Life. Under the provisions of the Contracts, Merrill Lynch Life has the right to charge the Account for any Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Merrill Lynch Life pays no tax on investment income and capital gains reflected in variable life insurance contract reserves. However, Merrill Lynch Life retains the right to charge for any Federal income tax incurred that is attributable to the Account if the law is changed. Contract loading, however, includes a charge for a significantly higher Federal income tax liability of Merrill Lynch Life (see Note 3). Charges for state and local taxes, if any, attributable to the Account may also be made.

3. CHARGES AND FEES

   Merrill Lynch Life assumes mortality and expense risks related to Contracts investing in the Account and deducts daily charges at a rate of .9% (on an annual basis) of the net assets of the Account to cover these risks.

   Merrill Lynch Life makes certain deductions from each premium. For certain Contracts, the deductions are made before the premium is allocated to the Account. For other Contracts, the deductions are taken in equal installments on the first through tenth Contract anniversaries. The deductions are for (1) sales load, (2) Federal income taxes, and (3) state and local premium taxes.

   In addition, the cost of providing life insurance coverage for the insureds is deducted on the dates specified by the Contract. This cost will vary dependent upon the insured's underwriting class, sex (except where unisex rates are required by state law), attained age of each insured and the Contract's net amount at risk.

   Merrill Lynch Life pays all transaction charges to MLPF&S on the sale of Zero Trusts units to the Account. Merrill Lynch Life deducts a daily asset charge against the assets of each trust for the reimbursement of these transaction charges. The asset charge is equivalent to an effective annual rate of .34% (annually at the beginning of the year) of net assets for Contract owners.

4.UNIT VALUES

  The following is a summary of unit values and units outstanding for variable life insurance contracts and the expense ratios, excluding expenses of the  underlying funds for each of the five years in the period ended  December 31, 1999 or  lesser time period, if applicable. Total return calculations represent the one year total return and do not reflect the cost of insurance charge.

								     Intermediate            Long-Term
						  Money               Government             Corporate              Capital
						 Reserve                 Bond                  Bond                  Stock
  (In thousands, except unit values)             Portfolio             Portfolio             Portfolio             Portfolio
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                  2,781                   521                   447                   508
  Unit Value                              $              31.29  $              46.52  $              53.11  $             109.89
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             87,020  $             24,249  $             23,752  $             55,780

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            4.08%                -2.14%                -3.23%                30.45%

		    1998
  Units                                                  2,542                   462                   413                   564
  Unit Value                              $              30.06  $              47.54  $              54.88  $              84.24
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             76,418  $             21,945  $             22,666  $             47,552

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            4.48%                 7.96%                 7.48%                14.52%

		    1997
  Units                                                  1,768                   380                   295                   524
  Unit Value                              $              28.77  $              44.03  $              51.06  $              73.56
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             50,859  $             16,710  $             15,074  $             38,544

  Ratio of Expenses to                                    0.90%                 0.90%                 0.90%                 0.90%
    Average Net Assets                                    4.50%                 7.44%                 7.82%                21.37%
  Total Return

		    1996

  Units                                                  1,605                   362                   227                   427
  Unit Value                              $              27.54  $              40.98  $              47.36  $              60.61
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             44,182  $             14,833  $             10,757  $             25,862

  Ratio of Expenses to                                    0.90%                 0.90%                 0.90%                 0.90%
    Average Net Assets                                    4.39%                 1.68%                 1.84%                15.48%
  Total Return

		    1995
  Units                                                  1,246                   290                   175                   318
  Unit Value                              $              26.38  $              40.31  $              46.51  $              52.48
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             32,872  $             11,704  $              8,126  $             16,702

  Ratio of Expenses to                                    0.90%                 0.90%                 0.90%                 0.90%
    Average Net Assets                                    4.87%                17.80%                19.58%                19.64%
  Total Return


						  Growth               Mutliple                High                Natural
						   Stock               Strategy               Yield                Resources
  (In thousands, except unit values)             Portfolio             Portfolio             Portfolio             Portfolio
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                    792                   700                   873                   181
  Unit Value                              $             109.87  $              52.87  $              30.87  $               9.92
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             87,028  $             37,024  $             26,949  $              1,796

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           37.74%                19.13%                 4.63%                24.37%

		    1998
  Units                                                    793                   718                   959                   187
  Unit Value                              $              79.77  $              44.38  $              29.50  $               7.98
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             63,237  $             31,861  $             28,303  $              1,496

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           36.94%                 9.83%                -6.04%               -14.34%

		    1997
  Units                                                    732                   686                   782                   239
  Unit Value                              $              58.25  $              40.41  $              31.40  $               9.31
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             42,622  $             27,735  $             24,566  $              2,228

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           32.55%                18.09%                 9.74%               -11.77%

		    1996
  Units                                                    569                   596                   460                   212
  Unit Value                              $              43.95  $              34.21  $              28.62  $              10.56
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             24,991  $             20,376  $             13,166  $              2,240

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           18.48%                13.28%                11.30%                13.68%

		    1995

  Units                                                    351                   531                   308                   175
  Unit Value                              $              37.09  $              30.20  $              25.71  $               9.29
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             13,014  $             16,039  $              7,922  $              1,627

  Ratio of Expenses to                                    0.90%                 0.90%                 0.90%                 0.90%
    Average Net Assets                                   34.13%                16.49%                16.07%                11.21%
  Total Return

											      Global             International
						  Global                                      Utility               Equity
						 Strategy              Balanced               Focus                 Focus
  (In thousands, except unit values)             Portfolio             Portfolio               Fund                  Fund
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                  1,539                   570                   172                   817
  Unit Value                              $              32.90  $              31.71  $              22.60  $              14.87
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             50,626  $             18,077  $              3,890  $             12,156

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           20.06%                 7.58%                11.62%                36.39%

		    1998
  Units                                                  1,605                   528                   154                   968
  Unit Value                              $              27.40  $              29.48  $              20.25  $              10.90
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             43,979  $             15,568  $              3,113  $             10,552

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            8.51%                12.43%                22.94%                 6.83%

		    1997
  Units                                                  1,556                   464                   117                 1,018
  Unit Value                              $              25.25  $              26.22  $              16.47  $              10.20
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             39,288  $             12,159  $              1,935  $             10,380

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           10.72%                15.88%                24.77%                -5.41%

		    1996
  Units                                                  1,229                   379                    87                   722
  Unit Value                              $              22.81  $              22.62  $              13.20  $              10.79
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             28,041  $              8,574  $              1,145  $              7,795

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           12.75%                 8.77%                11.94%                 5.65%

		    1995
  Units                                                  1,006                   252                    31                   414
  Unit Value                              $              20.23  $              20.80  $              11.79  $              10.21
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             20,342  $              5,248  $                367  $              4,223

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            9.45%                20.50%                23.21%                 4.53%

						  Global                 Basic              Developing              Special
						   Bond                  Value                Capital                Value
						   Focus                 Focus             Markets Focus             Focus
  (In thousands, except unit values)               Fund                  Fund                  Fund                  Fund
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                     84                 2,920                   493                   249
  Unit Value                              $              12.55  $              24.11  $              10.80  $              20.43
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $              1,054  $             70,404  $              5,328  $              5,093

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           -9.01%                20.03%                64.03%                32.94%

		    1998
  Units                                                    102                 2,681                   533                   249
  Unit Value                              $              13.80  $              20.09  $               6.58  $              15.37
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $              1,403  $             53,861  $              3,508  $              3,820

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           11.61%                 8.46%               -30.02%                -7.34%

		    1997
  Units                                                     81                 2,205                   601                   214
  Unit Value                              $              12.36  $              18.52  $               9.41  $              16.58
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $              1,006  $             40,837  $              5,656  $              3,551

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            1.03%                19.54%                -7.37%                10.72%

		    1996
  Units                                                     77                 1,249                   486                   111
  Unit Value                              $              12.24  $              15.49  $              10.15  $              14.98
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                939  $             19,346  $              4,934  $              1,667

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                            7.04%                19.60%                 9.58%                -4.42%

		    1995
  Units                                                     19                   638                   260         Division
  Unit Value                              $              11.43  $              12.96  $               9.27          was not
					  --------------------- --------------------- ---------------------        available
  Net Assets                              $                219  $              8,270  $              2,408

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%
  Total Return                                           15.65%                24.36%                -1.97%

											      Global
						   Index                Capital               Growth             International
						   500                   Focus                 Focus                  VIP
  (In thousands, except unit values)               Fund                  Fund                  Fund                Portfolio
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                  1,583                    25                    52                   192
  Unit Value                              $              20.27  $              10.38  $              14.79  $              11.47
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $             32,092  $                255  $                769  $              2,201

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           19.41%                -2.50%                69.39%                15.84%

		    1998
  Units                                                    840         Division              Division              Division
  Unit Value                              $              16.97          was not               was not               was not
					  ---------------------        available             available             available
  Net Assets                              $             14,259

  Ratio of Expenses to
    Average Net Assets                                    0.90%
  Total Return                                           27.12%

		    1997
  Units                                                    333         Division              Division              Division
  Unit Value                              $              13.35          was not               was not               was not
					  ---------------------        available             available             available
  Net Assets                              $              4,451

  Ratio of Expenses to
    Average Net Assets                                    0.90%
  Total Return                                           32.84%

		    1996
  Units                                          Division              Division              Division              Division
  Unit Value                                      was not               was not               was not               was not
						 available             available             available             available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

		    1995
  Units                                          Division              Division              Division              Division
  Unit Value                                      was not               was not               was not               was not
						 available             available             available             available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

						  Mercury                                                             MFS
						 V.I. U.S.                                    Premier              Emerging
						 Large Cap              Quasar                Growth                Growth
  (In thousands, except unit values)               Fund                Portfolio             Portfolio              Series
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                    119                    50                 2,263                 1,128
  Unit Value                              $              12.04  $              10.26  $              25.51  $              27.67
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $              1,437  $                512  $             57,725  $             31,207

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%                 0.90%
  Total Return                                           34.91%                20.46%                31.12%                75.13%

		    1998
  Units                                          Division              Division                      1,271                   658
  Unit Value                                      was not               was not       $              19.46  $              15.80
						 available             available      --------------------- ---------------------
  Net Assets                                                                          $             24,742  $             10,390

  Ratio of Expenses to
    Average Net Assets                                                                                0.90%                 0.90%
  Total Return                                                                                       46.64%                32.95%

		    1997
  Units                                          Division              Division                        455                   278
  Unit Value                                      was not               was not       $              13.27  $              11.88
						 available             available      --------------------- ---------------------
  Net Assets                                                                          $              6,035  $              3,300

  Ratio of Expenses to
    Average Net Assets                                                                                0.90%                 0.90%
  Total Return                                                                                       34.01%                36.01%

		    1996
  Units                                          Division              Division              Division              Division
  Unit Value                                      was not               was not               was not               was not
						 available             available             available             available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

		    1995
  Units                                          Division              Division              Division              Division
  Unit Value                                      was not               was not               was not               was not
						 available             available             available             available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return


						    MFS                   AIM                   AIM
						 Research             V.I. Value           V.I. Capital              1997
  (In thousands, except unit values)              Series                 Fund              Appreciation              Trust
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                    938                 1,592                   537         Division
  Unit Value                              $              18.06  $              21.24  $              19.11          was not
					  --------------------- --------------------- ---------------------        available
  Net Assets                              $             16,938  $             33,816  $             10,262

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%
  Total Return                                           22.93%                28.73%                43.31%

		    1998
  Units                                                    657                   840                   312         Division
  Unit Value                              $              14.69  $              16.50  $              13.33          was not
					  --------------------- --------------------- ---------------------        available
  Net Assets                              $              9,656  $             13,865  $              4,155

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%
  Total Return                                           22.28%                31.21%                18.23%

		    1997
  Units                                                    284                   278                   120         Division
  Unit Value                              $              12.01  $              12.58  $              11.28      matured during
					  --------------------- --------------------- ---------------------        the year
  Net Assets                              $              3,412  $              3,503  $              1,348

  Ratio of Expenses to
    Average Net Assets                                    0.90%                 0.90%                 0.90%
  Total Return                                           25.10%                28.42%                25.96%

		    1996
  Units                                          Division              Division              Division                         17
  Unit Value                                      was not               was not               was not       $              21.02
						 available             available             available      ---------------------
  Net Assets                                                                                                $                354

  Ratio of Expenses to
    Average Net Assets                                                                                                      1.24%
  Total Return                                                                                                              3.83%

		    1995
  Units                                          Division              Division              Division                         14
  Unit Value                                      was not               was not               was not       $              20.24
  Net Assets                                     available             available             available      ---------------------
													    $                278
  Ratio of Expenses to
    Average Net Assets                                                                                                      1.24%
  Total Return                                                                                                              9.41%



						   1998                  1999                  2000                  2001
  (In thousands, except unit values)               Trust                 Trust                 Trust                 Trust
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                          Division              Division                         31                     7
  Unit Value                                      was not           matured during    $              21.23  $              46.93
						 available             the year       --------------------- ---------------------
  Net Assets                                                                          $                658  $                321

  Ratio of Expenses to
    Average Net Assets                                                                                1.24%                 1.24%
  Total Return                                                                                        3.22%                 1.77%

		    1998
  Units                                          Division                         55                    45                     7
  Unit Value                                  matured during    $              21.41  $              20.57  $              46.12
						 the year       --------------------- --------------------- ---------------------
  Net Assets                                                    $              1,177  $                926  $                321

  Ratio of Expenses to
    Average Net Assets                                                          1.24%                 1.24%                 1.24%
  Total Return                                                                  4.55%                 5.73%                 6.77%

		    1997
  Units                                                     48                    60                    48                     7
  Unit Value                              $              20.94  $              20.47  $              19.45  $              43.19
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $              1,009  $              1,222  $                936  $                298

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                            4.39%                 4.87%                 5.51%                 6.16%

		    1996
  Units                                                     49                    59                    43                     4
  Unit Value                              $              20.06  $              19.52  $              18.44  $              40.68
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                976  $              1,161  $                796  $                164

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                            3.41%                 2.72%                 1.87%                 1.05%

		    1995
  Units                                                     42                    53                    41                     1
  Unit Value                              $              19.40  $              19.01  $              18.10  $              40.26
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                822  $                999  $                740  $                 56

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           12.35%                15.04%                17.54%                20.02%



						   2002                  2003                  2004                  2005
  (In thousands, except unit values)               Trust                 Trust                 Trust                 Trust
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                     39                     4                    73                    14
  Unit Value                              $              17.20  $              73.71  $              14.44  $              54.75
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                667  $                292  $              1,058  $                745

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           -0.09%                -2.89%                -3.74%                -5.33%

		    1998
  Units                                                     44                     4                    83                    14
  Unit Value                              $              17.21  $              75.91  $              15.00  $              57.84
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                751  $                303  $              1,248  $                806

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                            8.04%                 9.88%                10.31%                11.18%

		    1997
  Units                                                     45                     5                    92                    15
  Unit Value                              $              15.93  $              69.09  $              13.60  $              52.02
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                711  $                351  $              1,253  $                763

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                            6.90%                 8.45%                 9.06%                10.11%

		    1996
  Units                                                     42                     3                    77                    15
  Unit Value                              $              14.90  $              63.70  $              12.47  $              47.25
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                620  $                211  $                955  $                709

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                            0.32%                -0.80%                -1.21%                -1.91%

		    1995
  Units                                                     13                     2                    64                    13
  Unit Value                              $              14.86  $              64.22  $              12.62  $              48.17
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                196  $                105  $                808  $                638

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           22.44%                26.24%                27.27%                29.68%



						   2006                  2007                  2008                  2009
  (In thousands, except unit values)               Trust                 Trust                 Trust                 Trust
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                     10                     7                    18                     3
  Unit Value                              $              30.47  $              32.46  $              30.34  $              27.16
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                318  $                226  $                540  $                 89

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           -7.14%                -8.49%                -9.99%               -10.93%

		    1998
  Units                                                     13                     7                    17                     3
  Unit Value                              $              32.81  $              35.48  $              33.71  $              30.50
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                421  $                251  $                573  $                 99

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           12.60%                13.39%                14.14%                14.58%

		    1997
  Units                                                     10                     6                    14                     3
  Unit Value                              $              29.14  $              31.29  $              29.53  $              26.62
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                297  $                181  $                419  $                 81

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           11.08%                11.95%                12.96%                13.80%

		    1996
  Units                                                      9                     1                     9                     4
  Unit Value                              $              26.24  $              27.95  $              26.14  $              23.39
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                235  $                 33  $                244  $                 90

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           -2.46%                -3.13%                -3.74%                -4.38%

		    1995
  Units                                                      3                     1                     7                     3
  Unit Value                              $              26.90  $              28.85  $              27.16  $              24.46
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                 71  $                 33  $                194  $                 72

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           32.22%                34.59%                36.56%                38.56%



						   2010                  2011                  2013                  2014
  (In thousands, except unit values)               Trust                 Trust                 Trust                 Trust
					  --------------------- --------------------- --------------------- ---------------------
		    1999
  Units                                                     17                     8                    20                   241
  Unit Value                              $              26.11  $              21.75  $              16.07  $              15.79
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                453  $                169  $                325  $              3,807

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                          -11.58%               -12.09%               -13.56%               -14.35%

		    1998
  Units                                                     26                     9                    19                   272
  Unit Value                              $              29.53  $              24.75  $              18.59  $              18.44
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                764  $                235  $                359  $              5,010

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           14.56%                14.38%                14.20%                13.88%

		    1997
  Units                                                     21                     8                    12                   229
  Unit Value                              $              25.78  $              21.64  $              16.28  $              16.19
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                542  $                169  $                203  $              3,711

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           14.64%                15.77%                18.22%                19.65%

		    1996
  Units                                                     25                    17                     9                   187
  Unit Value                              $              22.49  $              18.69  $              13.77  $              13.53
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                559  $                323  $                118  $              2,532

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           -4.84%                -4.96%                -5.93%                -6.55%

		    1995
  Units                                                     13                    17                     5                    28
  Unit Value                              $              23.63  $              19.66  $              14.64  $              14.48
					  --------------------- --------------------- --------------------- ---------------------
  Net Assets                              $                298  $                343  $                 68  $                400

  Ratio of Expenses to
    Average Net Assets                                    1.24%                 1.24%                 1.24%                 1.24%
  Total Return                                           40.46%                43.09%                47.04%                47.33%



						   2019
  (In thousands, except unit values)               Trust
					  ---------------------
		    1999
  Units                                                     23
  Unit Value                              $               8.78
					  ---------------------
  Net Assets                              $                202

  Ratio of Expenses to
    Average Net Assets                                    1.24%
  Total Return                                          -15.61%

		    1998
  Units                                          Division
  Unit Value                                      was not
						 available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

		    1997
  Units                                          Division
  Unit Value                                      was not
						 available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

		    1996
  Units                                          Division
  Unit Value                                      was not
						 available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

		    1995
  Units                                          Division
  Unit Value                                      was not
						 available
  Net Assets

  Ratio of Expenses to
    Average Net Assets
  Total Return

5.UNITS ISSUED AND REDEEMED

  Units issued and redeemed by the investment divisions during 1999, 1998 and 1997 were as follows:

								    Intermediate           Long-Term
						  Money              Government            Corporate             Capital
						 Reserve                Bond                 Bond                 Stock
  (In thousands)                                 Portfolio            Portfolio            Portfolio            Portfolio
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                         1,605                  362                  227                  427
  Activity during 1997:
       Issued                                            8,121                   63                  114                  163
       Redeemed                                         (7,958)                 (45)                 (46)                 (66)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                       1,768                  380                  295                  524
  Activity during 1998:
       Issued                                            9,052                  163                  222                  217
       Redeemed                                         (8,278)                 (81)                (104)                (177)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                       2,542                  462                  413                  564
  Activity during 1999:
       Issued                                            7,488                  168                  352                  106
       Redeemed                                         (7,249)                (109)                (318)                (162)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                       2,781                  521                  447                  508
					    ===================  ===================  ===================  ===================


						  Growth              Mutliple               High               Natural
						   Stock              Strategy              Yield               Resources
						 Portfolio            Portfolio            Portfolio            Portfolio
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                           569                  596                  460                  212
  Activity during 1997:
       Issued                                              278                  160                  470                  103
       Redeemed                                           (115)                 (70)                (148)                 (76)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                         732                  686                  782                  239
  Activity during 1998:
       Issued                                              210                  118                  371                  114
       Redeemed                                           (149)                 (86)                (194)                (166)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                         793                  718                  959                  187
  Activity during 1999:
       Issued                                              225                  118                  179                  220
       Redeemed                                           (226)                (136)                (265)                (226)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                         792                  700                  873                  181
					    ===================  ===================  ===================  ===================

											    Global            International
						  Global                                    Utility              Equity
						 Strategy             Balanced              Focus                Focus
  (In thousands)                                 Portfolio            Portfolio             Fund                 Fund
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                         1,229                  379                   87                  722
  Activity during 1997:
       Issued                                              532                  136                   46                  629
       Redeemed                                           (205)                 (51)                 (16)                (333)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                       1,556                  464                  117                1,018
  Activity during 1998:
       Issued                                              452                  110                  137                  537
       Redeemed                                           (403)                 (46)                (100)                (587)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                       1,605                  528                  154                  968
  Activity during 1999:
       Issued                                              346                  158                  115                  840
       Redeemed                                           (412)                (116)                 (97)                (991)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                       1,539                  570                  172                  817
					    ===================  ===================  ===================  ===================



											  Developing
						  Global                Basic              Capitals              Special
						   Bond                 Value               Markets               Value
						   Focus                Focus                Focus                Focus
						   Fund                 Fund                 Fund                 Fund
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                            77                1,249                  486                  111
  Activity during 1997:
       Issued                                               39                1,264                  404                  147
       Redeemed                                            (35)                (308)                (289)                 (44)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                          81                2,205                  601                  214
  Activity during 1998:
       Issued                                               30                1,133                  199                  155
       Redeemed                                             (9)                (657)                (267)                (120)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                         102                2,681                  533                  249
  Activity during 1999:
       Issued                                               88                1,112                  285                  168
       Redeemed                                           (106)                (873)                (325)                (168)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                          84                2,920                  493                  249
					    ===================  ===================  ===================  ===================

											    Global
						   Index               Capital              Growth            International
						   500                  Focus                Focus                 VIP
  (In thousands)                                   Fund                 Fund                 Fund               Portfolio
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                             0                    0                    0                    0
  Activity during 1997:
       Issued                                              337                    0                    0                    0
       Redeemed                                             (4)                   0                    0                    0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                         333                    0                    0                    0
  Activity during 1998:
       Issued                                              822                    0                    0                    0
       Redeemed                                           (315)                   0                    0                    0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                         840                    0                    0                    0
  Activity during 1999:
       Issued                                            1,207                   38                  101                  552
       Redeemed                                           (464)                 (13)                 (49)                (360)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                       1,583                   25                   52                  192
					    ===================  ===================  ===================  ===================


						  Mercury                                                          MFS
						 V.I. U.S.                                  Premier             Emerging
						 Large Cap             Quasar               Growth               Growth
						   Fund               Portfolio            Portfolio             Series
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                             0                    0                    0                    0
  Activity during 1997:
       Issued                                                0                    0                  510                  301
       Redeemed                                              0                    0                  (55)                 (23)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                           0                    0                  455                  278
  Activity during 1998:
       Issued                                                0                    0                1,196                  560
       Redeemed                                              0                    0                 (380)                (180)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                           0                    0                1,271                  658
  Activity during 1999:
       Issued                                              152                   50                1,829                  880
       Redeemed                                            (33)                   0                 (837)                (410)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                         119                   50                2,263                1,128
					    ===================  ===================  ===================  ===================


						    MFS                  AIM                  AIM
						 Research            V.I. Value          V.I. Capital             1997
  (In thousands)                                  Series                Fund             Appreciation             Trust
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                             0                    0                    0                   17
  Activity during 1997:
       Issued                                              319                  319                  149                    0
       Redeemed                                            (35)                 (41)                 (29)                 (17)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                         284                  278                  120                    0
  Activity during 1998:
       Issued                                              480                  680                  263                    0
       Redeemed                                           (107)                (118)                 (71)                   0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                         657                  840                  312                    0
  Activity during 1999:
       Issued                                              423                  990                  406                    0
       Redeemed                                           (142)                (238)                (181)                   0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                         938                1,592                  537                    0
					    ===================  ===================  ===================  ===================


						   1998                 1999                 2000                 2001
						   Trust                Trust                Trust                Trust
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                            49                   59                   43                    4
  Activity during 1997:
       Issued                                                0                    2                    9                    3
       Redeemed                                             (1)                  (1)                  (4)                   0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                          48                   60                   48                    7
  Activity during 1998:
       Issued                                                0                    1                    4                    0
       Redeemed                                            (48)                  (6)                  (7)                   0
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                           0                   55                   45                    7
  Activity during 1999:
       Issued                                                0                    0                    8                    1
       Redeemed                                              0                  (55)                 (22)                  (1)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                           0                    0                   31                    7
					    ===================  ===================  ===================  ===================



						   2002                 2003                 2004                 2005
  (In thousands)                                   Trust                Trust                Trust                Trust
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                            42                    3                   77                   15
  Activity during 1997:
       Issued                                                4                    2                   26                    1
       Redeemed                                             (1)                   0                  (11)                  (1)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                          45                    5                   92                   15
  Activity during 1998:
       Issued                                                0                    2                    7                    3
       Redeemed                                             (1)                  (3)                 (16)                  (4)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                          44                    4                   83                   14
  Activity during 1999:
       Issued                                                5                    0                    3                    1
       Redeemed                                            (10)                   0                  (13)                  (1)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                          39                    4                   73                   14
					    ===================  ===================  ===================  ===================


						   2006                 2007                 2008                 2009
						   Trust                Trust                Trust                Trust
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                             9                    1                    9                    4
  Activity during 1997:
       Issued                                                1                    5                    5                    1
       Redeemed                                              0                    0                    0                   (2)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                          10                    6                   14                    3
  Activity during 1998:
       Issued                                                3                    2                    3                    1
       Redeemed                                              0                   (1)                   0                   (1)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                          13                    7                   17                    3
  Activity during 1999:
       Issued                                                1                    2                    2                    2
       Redeemed                                             (4)                  (2)                  (1)                  (2)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                          10                    7                   18                    3
					    ===================  ===================  ===================  ===================



						   2010                 2011                 2013                 2014
  (In thousands)                                   Trust                Trust                Trust                Trust
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at January 1, 1997                            25                   17                    9                  187
  Activity during 1997:
       Issued                                              122                    2                    4                   60
       Redeemed                                           (126)                 (11)                  (1)                 (18)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1997                          21                    8                   12                  229
  Activity during 1998:
       Issued                                               77                    3                    7                   87
       Redeemed                                            (72)                  (2)                   0                  (44)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1998                          26                    9                   19                  272
  Activity during 1999:
       Issued                                              215                    0                    6                   45
       Redeemed                                           (224)                  (1)                  (5)                 (76)
					    -------------------  -------------------  -------------------  -------------------
  Outstanding at December 31, 1999                          17                    8                   20                  241
					    ===================  ===================  ===================  ===================


						   2019
  (In thousands)                                   Trust
					    -------------------
  Outstanding at January 1, 1997                             0
  Activity during 1997:
       Issued                                                0
       Redeemed                                              0
					    -------------------
  Outstanding at December 31, 1997                           0
  Activity during 1998:
       Issued                                                0
       Redeemed                                              0
					    -------------------
  Outstanding at December 31, 1998                           0
  Activity during 1999:
       Issued                                               23
       Redeemed                                              0
					    -------------------
  Outstanding at December 31, 1999                          23
					    ===================




INDEPENDENT AUDITORS' REPORT



The Board of Directors of
Merrill Lynch Life Insurance Company:

We have audited the accompanying balance sheets of Merrill Lynch Life Insurance Company (the "Company"), a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 1999 and 1998, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.





February 28, 2000

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998
(Dollars in thousands, except common stock par value and shares)

ASSETS                                                                   1999                  1998
------                                                               ------------          ------------
INVESTMENTS:
 Fixed maturity securities, at estimated fair value
   (amortized cost: 1999 - $2,228,921; 1998 - $2,504,599)            $ 2,138,335           $ 2,543,097
 Equity securities, at estimated fair value
   (cost: 1999 - $214,153; 1998 - $162,710)                              186,575               158,591
 Trading account securities, at estimated fair value                      22,212                17,280
 Real estate held-for-sale                                                20,072                25,960
 Policy loans on insurance contracts                                   1,159,163             1,139,456
                                                                     ------------           -----------
   Total Investments                                                   3,526,357             3,884,384


CASH AND CASH EQUIVALENTS                                                 92,181                95,377
ACCRUED INVESTMENT INCOME                                                 73,167                73,459
DEFERRED POLICY ACQUISITION COSTS                                        475,915               405,640
FEDERAL INCOME TAXES - DEFERRED                                           37,383                 9,403
REINSURANCE RECEIVABLES                                                    4,194                 2,893
AFFILIATED RECEIVABLES - NET                                                 287                     -
RECEIVABLES FROM SECURITIES SOLD                                             566                14,938
OTHER ASSETS                                                              47,437                46,512
SEPARATE ACCOUNTS ASSETS                                              12,860,562            10,571,489
                                                                     ------------          ------------
TOTAL ASSETS                                                         $17,118,049           $15,104,095
                                                                     ============          ============





See accompanying notes to financial statements.



LIABILITIES AND STOCKHOLDER'S EQUITY                                     1999                  1998
------------------------------------                                 ------------          ------------
LIABILITIES:
POLICYHOLDER LIABILITIES AND ACCRUALS:
   Policyholders' account balances                                   $ 3,587,867           $ 3,816,744
   Claims and claims settlement expenses                                  85,696                63,925
                                                                     ------------          ------------
    Total policyholder liabilities and accruals                        3,673,563             3,880,669

OTHER POLICYHOLDER FUNDS                                                  25,095                20,802
LIABILITY FOR GUARANTY FUND ASSESSMENTS                                   14,889                13,864
FEDERAL INCOME TAXES - CURRENT                                            12,806                15,840
AFFILIATED PAYABLES - NET                                                      -                   822
PAYABLES FOR SECURITIES PURCHASED                                            339                10,541
UNEARNED POLICY CHARGE REVENUE                                            77,663                55,235
OTHER LIABILITIES                                                         25,868                24,273
SEPARATE ACCOUNTS LIABILITIES                                         12,853,960            10,559,459
                                                                     ------------          ------------
    Total Liabilities                                                 16,684,183            14,581,505
                                                                     ------------          ------------
STOCKHOLDER'S EQUITY:
 Common stock ($10 par value; authorized: 1,000,000 shares;
   issued and outstanding: 1999 - 250,000 shares,
   1998 - 200,000 shares)                                                  2,500                 2,000
 Additional paid-in capital                                              347,324               347,324
 Retained earnings                                                       134,127               173,496
 Accumulated other comprehensive loss                                    (50,085)                 (230)
                                                                     ------------          ------------
    Total Stockholder's Equity                                           433,866               522,590
                                                                     ------------          ------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $17,118,049           $15,104,095
                                                                     ============          ============

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

                                                                         1999                  1998                  1997
                                                                     ------------          ------------          ------------
REVENUES:
 Investment revenue:
  Net investment income                                              $   253,835          $    272,038           $   308,702
  Net realized investment gains                                            8,875                12,460                13,289
 Policy charge revenue                                                   233,029               197,662               178,933
                                                                     ------------         -------------          ------------
     Total Revenues                                                      495,739               482,160               500,924
                                                                     ------------         -------------          ------------
BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                    175,839               195,676               209,542
 Market value adjustment expense                                           2,400                 5,528                 4,079
 Policy benefits (net of reinsurance recoveries: 1999 - $14,175;
  1998 - $9,761; 1997 - $10,439)                                          32,983                31,891                27,029
 Reinsurance premium ceded                                                21,691                19,972                17,879
 Amortization of deferred policy acquisition costs                        65,607                44,835                72,111
 Insurance expenses and taxes                                             53,377                51,735                49,105
                                                                     ------------          ------------          ------------
     Total Benefits and Expenses                                         351,897               349,637               379,745
                                                                     ------------          ------------          ------------

     Earnings Before Federal Income Tax Provision                        143,842               132,523               121,179

FEDERAL INCOME TAX PROVISION (BENEFIT):
 Current                                                                  48,846                40,535                52,705
 Deferred                                                                 (1,135)                 (773)              (12,261)
                                                                     ------------          ------------          ------------
     Total Federal Income Tax Provision                                   47,711                39,762                40,444
                                                                     ------------          ------------          ------------
NET EARNINGS                                                         $    96,131           $    92,761           $    80,735
                                                                     ============          ============          ============




See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

                                                                         1999                  1998                  1997
                                                                     ------------          ------------          ------------
NET EARNINGS                                                         $    96,131           $    92,761           $    80,735
                                                                     ------------          ------------          ------------
OTHER COMPREHENSIVE INCOME (LOSS):

 Net unrealized gains (losses) on available-for-sale securities:
   Net unrealized holding gains (losses) arising during the period      (143,202)              (31,718)               22,347
   Reclassification adjustment for gains included in net earnings         (8,347)              (15,932)              (12,390)
                                                                     ------------          ------------          ------------
    Net unrealized gains (losses) on investment securities              (151,549)              (47,650)                9,957

   Adjustments for:
     Policyholder liabilities                                             31,959                14,483                10,094
     Deferred policy acquisition costs                                    42,890                 5,129                  (822)
     Deferred federal income taxes                                        26,845                 9,813                (6,730)
                                                                     ------------          ------------          ------------
 Total other comprehensive income (loss), net of tax                     (49,855)              (18,225)               12,499
                                                                     ------------          ------------          ------------
COMPREHENSIVE INCOME                                                 $    46,276           $    74,536           $    93,234
                                                                     ============          ============          ============



See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands, except common stock par value and shares)

                                                                                                   Accumulated
                                                               Additional                             other            Total
                                              Common            paid-in          Retained         comprehensive    stockholder's
                                              stock             capital          earnings         income (loss)       equity
                                            -----------       -----------       -----------       -------------    -------------
BALANCE, JANUARY 1, 1997                    $    2,000        $  402,937        $   79,387        $      5,496     $    489,820

 Dividend to Parent                                              (55,613)          (79,387)                            (135,000)
 Net earnings                                                                       80,735                               80,735
 Other comprehensive income, net of tax                                                                 12,499           12,499
                                            -----------       -----------       -----------       -------------    -------------
BALANCE, DECEMBER 31, 1997                       2,000           347,624            80,735              17,995          448,054

 Net earnings                                                                       92,761                               92,761
 Other comprehensive loss, net of tax                                                                  (18,225)         (18,225)
                                            -----------       -----------       -----------       -------------    -------------
BALANCE, DECEMBER 31, 1998                       2,000           347,324           173,496                (230)         522,590

 Stock dividend paid to parent
   ($10 par value, 500 shares)                     500                                (500)                                   -
 Cash dividend paid to parent                                                     (135,000)                            (135,000)
 Net earnings                                                                       96,131                               96,131
 Other comprehensive loss, net of tax                                                                  (49,855)         (49,855)
                                            -----------       -----------       -----------       -------------    -------------
BALANCE, DECEMBER 31, 1999                  $    2,500        $  347,324        $  134,127        $    (50,085)    $    433,866
                                            ===========       ===========       ===========       =============    =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

                                                                         1999                  1998                  1997
                                                                     ------------          ------------          ------------
Cash Flows From Operating Activities:
 Net earnings                                                        $    96,131           $    92,761           $    80,735
 Noncash items included in earnings:
   Amortization of deferred policy acquisition costs                      65,607                44,835                72,111
   Capitalization of policy acquisition costs                            (92,992)              (80,241)              (71,577)
   Amortization (accretion) of investments                                (1,649)               (5,350)               (4,672)
   Interest credited to policyholders' account balances                  175,839               195,676               209,542
   Benefit for deferred Federal income tax                                (1,135)                 (773)              (12,261)
 (Increase) decrease in operating assets:
   Trading account securities                                               (154)                 (287)              (14,928)
   Accrued investment income                                                 292                 4,765                 7,962
   Affiliated receivables                                                   (287)                  166                  (166)
   Other                                                                  (2,230)                1,565                (5,470)
 Increase (decrease) in operating liabilities:
   Claims and claims settlement expenses                                  21,771                13,351                10,908
   Other policyholder funds                                                4,293                (6,358)                7,740
   Liability for guaranty fund assessments                                 1,025                (1,510)               (3,399)
   Federal income taxes - current                                         (3,034)               (8,598)                3,470
   Affiliated payables                                                      (822)                  822                (6,164)
   Unearned policy charge revenue                                         22,428                23,133                11,269
   Other                                                                   1,595                 1,941                 5,922
 Other operating activities:
   Net realized investment gains (excluding gains on cash and
    cash equivalents)                                                     (8,892)              (12,460)              (13,289)
                                                                     ------------          ------------          ------------
    Net cash and cash equivalents provided by operating activities       277,786               263,438               277,733
                                                                     ------------          ------------          ------------
Cash Flow From Investing Activities:
 Proceeds from (payments for):
  Sales of available-for-sale securities                                 595,836               893,619               846,041
  Maturities of available-for-sale securities                            378,914               451,759               595,745
  Purchases of available-for-sale securities                            (748,436)           (1,028,086)           (1,156,222)
  Mortgage loans principal payments received                                   -                     -                68,864
  Purchases of mortgage loans                                                  -                     -                (5,375)
  Sales of real estate held-for-sale                                      13,282                14,135                 6,060
  Policy loans on insurance contracts                                    (19,707)              (21,317)              (26,068)
  Recapture of investment in separate accounts                            12,267                     -                11,026
  Investment in separate accounts                                         (5,381)              (12,000)                  (21)
                                                                     ------------          ------------          ------------
    Net cash and cash equivalents provided by investing activities       226,775               298,110               340,050
                                                                     ------------          ------------          ------------

See accompanying notes to financial statements.               (Continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Continued) (Dollars in thousands)

                                                                          1999                 1998                 1997
                                                                     ------------          ------------          ------------
Cash Flows from Financing Activities:
 Proceeds from (payments for):
  Dividends paid to parent                                           $  (135,000)          $         -           $  (135,000)
  Policyholder deposits                                                1,196,120             1,042,509             1,101,934
  Policyholder withdrawals (including transfers to/from separate      (1,568,877)           (1,595,068)           (1,593,320)
   accounts)                                                         ------------          ------------          ------------

Net cash and cash equivalents used by financing activities:             (507,757)             (552,559)             (626,386)
                                                                     ------------          ------------          ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (3,196)                8,989                (8,603)

CASH AND CASH EQUIVALENTS
 Beginning of year                                                        95,377                86,388                94,991
                                                                     ------------          ------------          ------------
 End of year                                                         $    92,181           $    95,377           $    86,388
                                                                     ============          ============          ============
Supplementary Disclosure of Cash Flow Information:
 Cash paid to affiliates for:
   Federal income taxes                                              $    51,880           $    49,133           $    49,235
   Interest                                                                  688                   860                   842


See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group,Inc.)

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)


 NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business: Merrill Lynch Life Insurance Company (the "Company") is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co.").

  The Company sells non-participating life insurance and annuity products including variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The Company is currently licensed to sell insurance in forty-nine states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. The Company markets its products solely through the retail network of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly owned broker-dealer subsidiary of Merrill Lynch & Co.

  Basis of Reporting: The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates that affect the reported amounts and disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

  For the purpose of reporting cashflows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

  To facilitate comparisons with the current year, certain amounts in the prior years have been reclassified.

  Revenue Recognition: Revenues for the Company's interest-sensitive life, interest-sensitive annuity, variable life and variable annuity products consist of policy charges for mortality risks and the cost of insurance, deferred sales charges, policy administration charges and/or withdrawal charges assessed against policyholders' account balances during the period.

  Investments: The Company's investments in debt and equity securities are classified as either available-for-sale or trading and are reported at estimated fair value. Unrealized gains and losses on available-for-sale securities are included in stockholder's equity as a component of accumulated other comprehensive loss, net of tax. Unrealized gains and losses on trading account securities are included in net realized investment gains (losses). If management determines that a decline in the value of a security is other-than-temporary, the carrying value is adjusted to estimated fair value and the decline in value is recorded as a net realized investment loss.

  For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date, and interest income is accrued daily. For equity securities, dividends are recognized on the ex-dividend date. Realized gains and losses on the sale or maturity of the investments are determined on the basis of specific identification. Investment transactions are recorded on the trade date.

  Certain fixed maturity securities are considered non-investment grade. The Company defines non-investment grade fixed maturity securities as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB- or higher.

  All outstanding mortgage loans were repaid during 1997. The Company recognized income from mortgage loans based on the cash payment interest rate of the loan, which may have been different from the accrual interest rate of the loan for certain mortgage loans. The Company recognized a realized gain at the date of the satisfaction of the loan at contractual terms for loans where there was a difference between the cash payment interest rate and the accrual interest rate. For all loans the Company stopped accruing income when an interest payment default either occurred or was probable. Impairments of mortgage loans were established as valuation allowances and recorded as a net realized investment loss.

  Real estate held-for-sale is stated at estimated fair value less estimated selling costs.

  Policy loans on insurance contracts are stated at unpaid principal balances.

  Investments in limited partnerships are carried at cost.

  Deferred Policy Acquisition Costs: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. The impact of these revisions on cumulative amortization is recorded as a charge or credit to current operations. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

  Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance that are primarily related to and vary with the production of new business. Insurance expenses and taxes reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing in-force policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

  During 1990, the Company entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-five year period using an effective interest rate of 7.5%. This reinsurance agreement provides for payment of contingent ceding commissions based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions are capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                               1999           1998           1997
                            ----------     ----------     ----------
 Beginning balance          $ 101,793      $ 102,252      $ 112,249
 Capitalized amounts           11,759          6,085          5,077
 Interest accrued               7,634          7,669          9,653
 Amortization                 (19,112)       (14,213)       (24,727)
                            ----------     ----------     ----------
 Ending balance             $ 102,074      $ 101,793      $ 102,252
                            ==========     ==========     ==========

  The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                    2000   $6,110
                    2001   $5,670
                    2002   $5,400
                    2003   $5,386
                    2004   $5,619

  Separate Accounts: Separate Accounts are established in conformity with Arkansas State Insurance law, the Company's domiciliary state, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to general claims of the Company only to the extent the value of such assets exceeds Separate Accounts liabilities. At December 31, 1999 and 1998, the Company's Separate Accounts assets exceeded Separate Accounts liabilities by $6,602 and $12,030, respectively. This excess represents the Company's temporary investment in certain Separate Accounts investment divisions that were made to facilitate the establishment of those investment divisions.

  Net investment income and net realized and unrealized gains
  (losses) attributable to Separate Accounts assets accrue directly to the policyholder and are not reported as revenue in the Company's Statement of Earnings.

  Assets and liabilities of Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of policyholders, are shown as separate captions in the balance sheets.

  Policyholders' Account Balances: Liabilities for the Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest-crediting rates for the Company's fixed-rate products are as follows:

  Interest-sensitive life products             4.00% - 4.85%
  Interest-sensitive deferred annuities        3.60% - 8.61%
  Immediate annuities                          3.00% - 10.00%

  These rates may be changed at the option of the Company, subject to minimum guarantees, after initial guaranteed rates expire.

  Claims and Claims Settlement Expenses: Liabilities for claims and claims settlement expenses equal the death benefit for claims that have been reported to the Company and an estimate based upon prior experience for unreported claims. Additionally, the Company has established a mortality benefit accrual for its variable annuity products.

  Income Taxes: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current Federal income tax liability.

  The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Insurance companies are generally subject to taxes on premiums and in substantially all states are exempt from state income taxes.

  Unearned Policy Charge Revenue: Certain variable life insurance products contain policy charges that are assessed at policy issuance. These policy charges are deferred and amortized into policy charge revenue based on the estimated future gross profits for each group of contracts. The Company records a liability equal to the unamortized balance of these policy charges.

  Accounting Pronouncements: In June 1999, the Financial Accounting Standards Board deferred for one year the effective date of the accounting and reporting requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company will adopt the provisions of SFAS No. 133 on January 1, 2001. The adoption of the standard is not expected to have a material impact on the Company's financial position or results of operations.


NOTE 2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

 Financial instruments are carried at fair value or amounts that approximate fair value. The carrying value of financial instruments as of December 31 were:

                                                   1999            1998
                                               ------------    ------------
  Assets:
   Fixed maturity securities (1)               $ 2,138,335     $ 2,543,097
   Equity securities (1), (2)                      186,575         158,591
   Trading account securities (1)                   22,212          17,280
   Policy loans on insurance contracts (3)       1,159,163       1,139,456
   Cash and cash equivalents (4)                    92,181          95,377
   Separate Accounts assets (5)                 12,860,562      10,571,489
                                               ------------    ------------
  Total financial instruments                  $16,459,028     $14,525,290
                                               ============    ============

 (1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company utilizes pricing services and broker quotes. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 1999 and 1998, securities without a readily ascertainable market value, having an amortized cost of $440,947 and $376,993, had an estimated fair value of $417,710 and $375,470, respectively.

 (2) The Company has investments in two limited partnerships that do not have readily ascertainable market values. Management has estimated the fair value as equal to cost based on the review of the underlying investments of the partnerships. At December 31, 1999 and 1998, the Company's limited partnership investments were $10,427 and $11,569, respectively.

 (3) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

 (4) The estimated fair value of cash and cash equivalents approximates the carrying value.

 (5) Assets held in Separate Accounts are carried at the net asset value provided by the fund managers.

NOTE 3.   INVESTMENTS

 The amortized cost and estimated fair value of investments in fixed maturity securities and equity securities (excluding trading account securities) as of December 31 were:

                                                                        1999
                                              ---------------------------------------------------------
                                                  Cost/         Gross          Gross        Estimated
                                                Amortized     Unrealized     Unrealized       Fair
                                                  Cost          Gains          Losses         Value
                                              ------------   ------------   ------------   ------------
  Fixed maturity securities:
   Corporate debt securities                  $ 1,912,965    $     8,778    $    85,108    $ 1,836,635
   Mortgage-backed securities                     119,195          1,760          1,036        119,919
   U.S. Government and agencies                   149,835            408         12,306        137,937
   Foreign governments                             25,290             61          2,969         22,382
   Municipals                                      21,636            152            326         21,462
                                              ------------   ------------   ------------   ------------
      Total fixed maturity securities         $ 2,228,921    $    11,159    $   101,745    $ 2,138,335
                                              ============   ============   ============   ============

  Equity securities:
   Non-redeemable preferred stocks            $   203,726    $        43    $    27,621    $   176,148
   Limited partnerships                            10,427              -              -         10,427
                                              ------------   ------------   ------------   ------------
      Total equity securities                 $   214,153    $        43    $    27,621    $   186,575
                                              ============   ============   ============   ============


                                                                        1998
                                              ---------------------------------------------------------
                                                 Cost/          Gross          Gross        Estimated
                                               Amortized      Unrealized     Unrealized       Fair
                                                 Cost           Gains          Losses         Value
                                              ------------   ------------   ------------   ------------
  Fixed maturity securities:
   Corporate debt securities                  $ 2,079,867    $    56,703    $    29,078    $ 2,107,492
   Mortgage-backed securities                     229,197          7,908             43        237,062
   U.S. Government and agencies                   150,500          6,393          1,328        155,565
   Foreign governments                             21,157             35          2,996         18,196
   Municipals                                      23,878            905              1         24,782
                                              ------------   ------------   ------------   ------------
      Total fixed maturity securities         $ 2,504,599    $    71,944    $    33,446    $ 2,543,097
                                              ============   ============   ============   ============
  Equity securities:
   Non-redeemable preferred stocks            $   151,130    $       699    $     4,823    $   147,006
   Limited partnerships                            11,569              -              -         11,569
   Common stocks                                       11              5              -             16
                                              ------------   ------------   ------------   ------------
      Total equity securities                 $   162,710    $       704    $     4,823    $   158,591
                                              ============   ============   ============   ============

 The amortized cost and estimated fair value of fixed maturity securities at December 31, 1999 by contractual maturity were:

                                                             Estimated
                                               Amortized       Fair
                                                 Cost          Value
  Fixed maturity securities:                  -----------   -----------
   Due in one year or less                    $  250,435    $  250,396
   Due after one year through five years         935,856       912,037
   Due after five years through ten years        563,026       524,231
   Due after ten years                           360,409       331,752
                                              -----------   -----------
                                               2,109,726     2,018,416
   Mortgage-backed securities                    119,195       119,919
                                              -----------   -----------
    Total fixed maturity securities           $2,228,921    $2,138,335
                                              ===========   ===========

 Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

 The amortized cost and estimated fair value of fixed maturity securities at December 31, 1999 by rating agency equivalent were:

                                                         Estimated
                                           Amortized       Fair
                                             Cost          Value
                                          -----------   -----------
  AAA                                     $  396,644    $  380,538
  AA                                         196,792       188,710
  A                                          670,531       645,929
  BBB                                        884,446       847,858
  Non-investment grade                        80,508        75,300
                                          -----------   -----------
    Total fixed maturity securities       $2,228,921    $2,138,335
                                          ===========   ===========

 The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in connection with unrealized holding gains or losses on investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized holding gains or losses had actually been realized, with corresponding credits or charges reported in accumulated other comprehensive loss, net of taxes. The components of net unrealized gains (losses) included in accumulated other comprehensive loss at December 31 were as follows:

                                                  1999          1998
                                              ------------   -----------
  Assets:
   Fixed maturity securities                  $   (90,586)   $   38,498
   Equity securities                              (27,578)       (4,119)
   Deferred policy acquisition costs               42,567          (323)
   Federal income taxes - deferred                 26,969           124
   Other assets                                        (4)            -
   Separate Accounts assets                         1,028            30
                                              ------------   -----------
                                                  (47,604)       34,210
                                              ------------   -----------
  Liabilities:
   Policyholders' account balances                  2,481        34,440
                                              ------------   -----------
  Stockholder's equity:
   Accumulated other comprehensive loss       $   (50,085)   $     (230)
                                              ============   ===========

 The Company maintains a trading portfolio comprised of convertible debt and equity securities. The net unrealized holdings gains on trading account securities included in net realized investment gains were $3,112, $932 and $520 at December 31, 1999, 1998 and 1997, respectively.

 Proceeds and gross realized investment gains and losses from the sale of available-for-sale securities for the years ended
 December 31 were:

                                          1999         1998        1997
                                       ----------   ----------   ----------
  Proceeds                             $ 595,836    $ 893,619    $ 846,041
  Gross realized investment gains         12,196       20,232       16,783
  Gross realized investment losses        15,936       17,429        7,193


 The Company had investment securities with a carrying value of $24,697 and $27,189 that were deposited with insurance regulatory authorities at December 31, 1999 and 1998, respectively.

 Excluding investments in U.S. Government and Agencies the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.


 Net investment income arose from the following sources for the years ended December 31:

                                           1999         1998         1997
                                        ----------   ----------   ----------
  Fixed maturity securities             $ 170,376    $ 202,313    $ 236,325
  Equity securities                        16,630        9,234        3,020
  Mortgage loans                                -            -        4,627
  Real estate held-for-sale                 3,792        2,264        1,939
  Policy loans on insurance contracts      60,445       59,236       57,998
  Cash and cash equivalents                 7,995        3,912        9,570
  Other                                        88          761          709
                                        ----------   ----------   ----------
  Gross investment income                 259,326      277,720      314,188
  Less investment expenses                 (5,491)      (5,682)      (5,486)
                                        ----------   ----------   ----------
  Net investment income                 $ 253,835    $ 272,038    $ 308,702
                                        ==========   ==========   ==========

 Net realized investment gains (losses), including changes in valuation allowances for the years ended December 31 were as follows:

                                           1999         1998        1997
                                        ----------   ----------   ----------
  Fixed maturity securities             $  (3,721)   $   2,617    $   6,149
  Equity securities                           (19)         186        3,441
  Trading account securities                4,778        1,368          697
  Investment in Separate Accounts             460            -        1,005
  Mortgage loans                                -            -        6,252
  Real estate held-for-sale                 7,394        8,290       (4,252)
  Cash and cash equivalents                   (17)          (1)          (3)
                                        ----------   ----------   ----------
  Net realized investment gains         $   8,875    $  12,460    $  13,289
                                        ==========   ==========   ==========

NOTE 4.   FEDERAL INCOME TAXES

 The following is a reconciliation of the provision for income taxes based on earnings before income taxes, computed using the Federal statutory tax rate, with the provision for income taxes for the years ended December 31:

                                            1999       1998       1997
                                          ---------  ---------  ---------
  Provision for income taxes
   computed at Federal stautory rate      $ 50,345   $ 46,383   $ 42,413

  Decrease in income taxes resulting from:
    Dividend received deduction             (1,594)    (3,664)    (1,969)
    Foreign tax credit                      (1,040)    (2,957)         -
                                          ---------  ---------  ---------
  Federal income tax provision            $ 47,711   $ 39,762   $ 40,444
                                          =========  =========  =========

 The Federal statutory rate for each of the three years in the period ended December 31, 1999 was 35%.

 The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                               1999        1998        1997
                                            ----------  ----------  ----------
  Deferred policy acquisition costs         $   8,822   $  11,062   $  (2,422)
  Policyholders' account balances              (9,635)    (10,950)    (16,099)
  Liability for guaranty fund assessments        (359)        529       1,190
  Investment adjustments                          (27)     (1,350)      5,070
  Other                                            64         (64)          -
                                            ----------  ----------  ----------
  Deferred Federal income tax benefit       $  (1,135)  $    (773)  $ (12,261)
                                            ==========  ==========  ==========


 Deferred tax assets and liabilities as of December 31 are determined as follows:

                                               1999           1998
                                            -----------    -----------
  Deferred tax assets:
   Policyholders' account balances          $  115,767     $  106,132
   Investment adjustments                        1,978          1,951
   Liability for guaranty fund assessments       5,211          4,852
   Net unrealized investment loss on
    investment securities                       26,969            124
                                             ----------    -----------

     Total deferred tax assets                 149,925        113,059
                                            -----------    -----------
  Deferred tax liabilities:
   Deferred policy acquisition costs           108,554         99,732
   Other                                         3,988          3,924
                                            -----------    -----------
     Total deferred tax liabilities            112,542        103,656
                                            -----------    -----------
     Net deferred tax asset                 $   37,383     $    9,403
                                            ===========    ===========

 The Company anticipates that all deferred tax assets will be realized; therefore no valuation allowance has been provided.

NOTE 5.   REINSURANCE

 In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on single life policies and $750 on joint life policies.

 Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $686 that can be drawn upon for delinquent reinsurance recoverables.

 As of December 31, 1999 the Company had the following life insurance inforce:

                                                                                         Percentage
                                             Ceded to        Assumed                      of amount
                                Gross          other        from other       Net         assumed to
                                amount       companies      companies       amount           net
                             ------------   ------------   -----------   ------------   -----------
   Life insurance in force   $14,356,639    $ 3,670,860    $    2,001    $10,687,780         0.02%


 The Company has entered into an indemnity reinsurance agreement with an unaffiliated insurer whereby the Company coinsures, on a modified coinsurance basis, 50% of the unaffiliated insurer's variable annuity premiums sold through the Merrill Lynch & Co. distribution system.

NOTE 6.   RELATED PARTY TRANSACTIONS

 The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $43,410, $43,179 and $43,028 for the years ended December 31, 1999, 1998 and 1997, respectively. Charges attributable to this agreement are included in insurance expenses and taxes, except for investment related expenses, which are included in net investment income. The Company is allocated interest expense on its accounts payable to MLIG that approximates the daily Federal funds rate. Total intercompany interest incurred was $688, $860 and $842 for 1999, 1998 and 1997, respectively. Intercompany interest is included in net investment income.

 The Company and Merrill Lynch Asset Management, L.P. ("MLAM") are parties to a service agreement whereby MLAM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLAM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $1,823, $1,915 and $1,913 for 1999, 1998 and 1997, respectively.

 MLIG has entered into agreements with MLAM and Hotchkis & Wiley ("H&W"), a division of MLAM, with respect to administrative services for the Merrill Lynch Series Fund, Inc., Merrill Lynch Variable Series Funds, Inc., and Hotchkis & Wiley Variable Trust (collectively, "the Funds"). The Company invests in the various mutual fund portfolios of the Funds in connection with the variable life insurance and annuity contracts the Company has inforce. Under this agreement, MLAM and H&W pay compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Funds to MLAM and H&W. The Company received from MLIG its allocable share of such compensation in the amount of $21,630, $20,289 and $19,057 during 1999, 1998 and 1997, respectively. Revenue attributable to these agreements is included in policy charge revenue.

 The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $88,955, $79,117 and $72,729 for 1999, 1998 and 1997, respectively. Substantially all of these commissions were capitalized as deferred policy acquisition costs and are being amortized in accordance with the policy discussed in Note 1.

 Affiliated agreements generally contain reciprocal indemnity provisions pertaining to each party's representations and contractual obligations thereunder.

 During 1997, the Company sold its investment in 2141 E.
 Camelback, Corp. to Merrill Lynch Mortgage Capital, Inc. The investment was sold at its carrying value of $5,375.

NOTE 7.   STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

 During 1999 and 1997, the Company paid cash dividends of $135,000 to MLIG. Of these cash dividends, $105,793 and $110,030, respectively, were extraordinary dividends as defined by Arkansas Insurance Law and were paid pursuant to approval granted by the Arkansas Insurance Commissioner. The Company also paid a $500 stock dividend to MLIG during 1999. The
 Company paid no cash or stock dividends in 1998.

 At December 31, 1999 and 1998, approximately $26,518 and $29,707, respectively, of stockholder's equity was available for distribution to MLIG. Statutory capital and surplus at December 31, 1999 and 1998, were $267,679 and $299,069, respectively.

 Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices differ from principles utilized in these financial statements as follows: policy acquisition costs are expensed as incurred, future policy benefit reserves are established using different actuarial assumptions, there is no provision for deferred income taxes, and securities are valued on a different basis. The Company's statutory net income for 1999, 1998 and 1997 was $106,266, $55,813 and $81,963, respectively.

 The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 1999 and 1998, based on the RBC formula, the Company's total adjusted capital level was in excess of the minimum amount of capital required to avoid regulatory action.

 In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Codification is not expected to have a material impact on the Company's capital requirements or statutory financial statements.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

 State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). The Company has utilized public information to estimate what future assessments it will incur as a result of insolvencies. At December 31, 1999 and 1998, the Company has established an estimated liability for future guaranty fund assessments of $14,889 and $13,864, respectively. The Company regularly monitors public information regarding insurer insolvencies and adjusts its estimated liability as appropriate.

 In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

 During 1994, the Company committed to participate in a limited partnership that invests in leveraged transactions. As of December 31, 1999, $8,116 has been advanced towards the Company's $10,000 commitment to the limited partnership.

NOTE 9.     SEGMENT INFORMATION

 In reporting to management, the Company's operating results are categorized into two business segments: Life Insurance and Annuities. The Company's Life Insurance segment consists of variable life insurance products and interest-sensitive life products. The Company's Annuity segment consists of variable annuities and interest sensitive annuities.

 The Company's organization is structured in accordance with its two business segments. Each segment has its own administrative service center that provides product support to the Company and customer service support to the Company's policyholders. Additionally, marketing and sales management functions, within MLIG, are organized according to these two business segments.

 The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. All revenue and expense transactions are recorded at the product level and accumulated at the business segment level for review by management.

 The "Other" category, presented in the following segment financial information, represents assets and the earnings on those assets that do not support policyholder liabilities.

 The following table summarizes each business segment's contribution to the consolidated amounts:

                                                 Life
  1999                                         Insurance          Annuities            Other              Total
 ------                                       ------------       ------------       ------------       ------------
  Net interest spread (a)                     $    36,805        $    31,098        $    10,093        $    77,996
  Other revenues                                   94,821            140,541              6,542            241,904
                                              ------------       ------------       ------------       ------------
  Net revenues                                    131,626            171,639             16,635            319,900
                                              ------------       ------------       ------------       ------------

  Policy benefits                                  16,569             16,414                  -             32,983
  Reinsurance premium ceded                        21,691                  -                  -             21,691
  Amortization of deferred policy
      acquisition costs                            22,464             43,143                  -             65,607
  Other non-interest expenses                      16,728             39,049                  -             55,777
                                              ------------       ------------       ------------       ------------
  Total non-interest expenses                      77,452             98,606                  -            176,058
                                              ------------       ------------       ------------       ------------
  Net earnings before Federal income
      tax provision                                54,174             73,033             16,635            143,842
  Income tax expense                               18,442             23,447              5,822             47,711
                                              ------------       ------------       ------------       ------------
  Net earnings                                $    35,732        $    49,586        $    10,813        $    96,131
                                              ============       ============       ============       ============
  Balance Sheet Information:

  Total assets                                $ 6,492,686        $10,523,453        $   101,910        $17,118,049
  Deferred policy acquisition costs               251,017            224,898                  -            475,915
  Policyholder liabilities and accruals         2,150,671          1,522,892                  -          3,673,563
  Other policyholder funds                         18,345              6,750                  -             25,095




                                                  Life
  1998                                          Insurance          Annuities           Other              Total
 ------                                       ------------       ------------       ------------       ------------
  Net interest spread (a)                     $    35,228        $    32,765        $     8,369        $    76,362
  Other revenues                                   84,836            124,864                422            210,122
                                              ------------       ------------       ------------       ------------
  Net revenues                                    120,064            157,629              8,791            286,484
                                              ------------       ------------       ------------       ------------

  Policy benefits                                  18,397             13,494                  -             31,891
  Reinsurance premium ceded                        19,972                  -                  -             19,972
  Amortization of deferred policy
      acquisition costs                            13,040             31,795                  -             44,835
  Other non-interest expenses                      18,030             39,233                  -             57,263
                                              ------------       ------------       ------------       ------------
  Total non-interest expenses                      69,439             84,522                  -            153,961
                                              ------------       ------------       ------------       ------------
  Net earnings before Federal
      income tax provision                         50,625             73,107              8,791            132,523
  Income tax expense                               16,033             20,653              3,076             39,762
                                              ------------       ------------       ------------       ------------
  Net earnings                                $    34,592        $    52,454        $     5,715        $    92,761
                                              ============       ============       ============       ============
  Balance Sheet Information:

  Total assets                                $ 6,069,649        $ 8,885,981        $   148,465        $15,104,095
  Deferred policy acquisition costs               207,713            197,927                  -            405,640
  Policyholder liabilities and accruals         2,186,001          1,694,668                  -          3,880,669
  Other policyholder funds                         16,033              4,769                  -             20,802


                                                 Life
  1997                                         Insurance          Annuities            Other              Total
 ------                                       ------------       ------------       ------------       ------------
  Net interest spread (a)                     $    38,826        $    47,973        $    12,361        $    99,160
  Other revenues                                   86,301            102,782              3,139            192,222
                                              ------------       ------------       ------------       ------------
  Net revenues                                    125,127            150,755             15,500            291,382
                                              ------------       ------------       ------------       ------------

  Policy benefits                                  15,876             11,153                  -             27,029
  Reinsurance premium ceded                        17,879                  -                  -             17,879
  Amortization of deferred policy
      acquisition costs                            36,180             35,931                  -             72,111
  Other non-interest expenses                      16,545             36,639                  -             53,184
                                              ------------       ------------       ------------       ------------
  Total non-interest expenses                      86,480             83,723                  -            170,203
                                              ------------       ------------       ------------       ------------
  Net earnings before Federal
      income tax provision                         38,647             67,032             15,500            121,179
  Income tax expense                               12,753             22,265              5,426             40,444
                                              ------------       ------------       ------------       ------------
  Net earnings                                $    25,894        $    44,767        $    10,074        $    80,735
                                              ============       ============       ============       ============
  Balance Sheet Information:

  Total assets                                $ 5,925,872        $ 7,998,461        $   129,248        $14,053,581
  Deferred policy acquisition costs               182,610            182,495                  -            365,105
  Policyholder liabilities and accruals         2,229,533          2,009,151                  -          4,238,684
  Other policyholder funds                         18,788              8,372                  -             27,160


 (a) Management considers investment income net of interest credited to policyholders' account balances in evaluating results.


 The table below summarizes the Company's net revenues by product for 1999, 1998, and 1997:

                                            1999         1998         1997
                                         ----------   ----------   ----------
  Life Insurance
    Variable life insurance              $ 104,036    $  91,806    $  92,245
    Interest-sensitive life insurance       27,590       28,258       32,882
                                         ----------   ----------   ----------
      Total Life Insurance                 131,626      120,064      125,127
                                         ----------   ----------   ----------
  Annuities
    Variable annuities                     130,039      105,545       88,509
    Interest-sensitive annuities            41,600       52,084       62,246
                                         ----------   ----------   ----------
      Total Annuities                      171,639      157,629      150,755
                                         ----------   ----------   ----------
  Other                                     16,635        8,791       15,500
                                         ----------   ----------   ----------
  Total                                  $ 319,900    $ 286,484    $ 291,382
                                         ==========   ==========   ==========

  * * * * *

                           PART II. OTHER INFORMATION
                           UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

        The Insurance Company's By-Laws provide, in Article VI, Section 1, 2, 3 and 4, as follows:

        Section 1. Actions Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

        Section 3. Right to Indemnification. To the extent that a director, officer of employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        Section 4. Determination of Right to Indemnification. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

        Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

DIRECTORS' AND OFFICERS' INSURANCE

        Merrill Lynch has purchased from Corporate Officers' and Directors' Assurance Company directors' and officers' liability insurance policies which cover, in addition to the indemnification described above, liabilities for which indemnification is not provided under the By-Laws. The Company will pay an allocable portion of the insurance premium paid by Merrill Lynch with respect to such insurance policies.

ARKANSAS BUSINESS CORPORATION LAW

        In addition, Section 4-26-814 of the Arkansas Business Corporation Law generally provides that a corporation has the power to indemnify a director or officer of the corporation, or a person serving at the request of the corporation as a director or officer of another corporation or other enterprise against any judgments, amounts paid in settlement, and reasonably incurred expenses in a civil or criminal action or proceeding if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (or, in the case of a criminal action or proceeding, if he or she in addition had no reasonable cause to believe that his or her conduct was unlawful).

        Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(e)

        Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

                      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                             OFFICERS AND DIRECTORS

                               AS OF OCTOBER 2000


                                    DIRECTORS

                               John L. Steffens
                               E. Stanley O'Neal
                               Thomas H. Patrick
                               George A. Schieren

                                    OFFICERS

   John L. Steffens            Chairman of the Board and Chief Executive Officer
   George A. Schieren          General Counsel
   John C. Stomber             Treasurer
   Andrea L. Dulberg           Secretary


                            EXECUTIVE VICE PRESIDENTS

Thomas W. Davis                     E. Stanley O'Neal
Barry S. Friedberg                  Thomas H. Patrick
Edward L. Goldberg                  Winthrop H. Smith, Jr.
Jerome P. Kenney                    Roger M. Vasey


                             SENIOR VICE PRESIDENTS

Harry P. Allex                   Theresa Lang                   George A. Schieren
Daniel H. Bayly                  Michael J.P. Marks             Robert D. Sherman
Rosemary T. Berkery              G. Kelly Martin                James F. Shoaf
Michael J. Castellano            Robert J. McCann               John C. Stomber
Michael R. Cowan                 John T. McGowan                G. Stephen Thoma
Richard A. Dunn                  Andrew J. Melnick              Arthur L. Thomas
Ahmass L. Fakahany(1)            Athanassios N. Michas          Anthony J. Vespa
Richard M. Fuscone               Joseph H. Moglia               Kevan V. Watts
Donald N. Gershuny               Carlos M. Morales              Madeline A. Weinstein
Mark B. Goldfus                  Hisashi Moriya                 Joseph T. Willet
Allen N. Jones                   Thomas O. Muller III
                                 John C. Qua

------------------------------------
(1)  Mr. Fakahany is also Chief Financial Officer.

                              FIRST VICE PRESIDENTS

Matthias B. Bowman                    Barry J. Mandel
Dominic A. Carone(2)                  Lawrence W. Roberts
Harry J. Ferguson                     Eric M. Rosenberg
Richard K. Gordon                     Stanley Schaefer
Brian C. Henderson                    Barry G. Skolnick
Michael Koeneke                       Arthur H. Sobel
Jack Levy                             Kenneth S. Spirer
Frank M. Macioce, Jr.                 John B. Sprung
Donald N. Malawsky                    Paul A. Stein
                                      Nathan C. Thorne
                                      James R. Vallone


VICE PRESIDENTS                    ASSISTANT VICE PRESIDENTS
---------------                    -------------------------
Leonard E. Accardo                 Gregory R. Krolikowski
Rudley B. Anthony                  Edward A. Mallaney
Joseph A. Boccuzzi
Robert G. Dieckmann
Freddy Enriquez                    ASSISTANT SECRETARIES
Edward J. Gallagher, Jr.           ---------------------
Scott C. Harrison                  Darryl W. Colletti
Peter C. Lee                       Lawrence M. Egan, Jr.
Richard D. Lilleston               Andrea Lowenthal
Daniel R. Mayo                     Margaret E. Nelson
Avadhesh K. Nigam
David D. Northrop
George A. Ruth
John M. Sabatino
Michael S. Schreier
John P. Smith


------------------------------------
(2)       Mr. Carone is also the Controller.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

        The facing sheet.

        The Prospectus consisting of _____ pages.

        Undertaking to file reports.

        Rule 484 Undertaking.

        Representation Pursuant to Section 26(e).

        The signatures.

        Written Consents of the Following Persons:

                (a) Barry G. Skolnick, Esq.

                (b) Deborah J. Adler, F.S.A.

                (c) Sutherland Asbill & Brennan LLP

                (d) Deloitte & Touche LLP, Independent Auditors

        The following exhibits:

1.A. (1)                Resolution of the Board of Directors of Merrill Lynch
                        Life Insurance Company establishing the Separate Account
                        (Incorporated by Reference to Registrant's
                        Post-Effective Amendment No. 8 to Form S-6 Registration
                        No. 33-55472 Filed April 29, 1997)

     (2)                Not applicable

     (3) (a)            Distribution Agreement between Merrill Lynch Life
                        Insurance Company and Merrill Lynch, Pierce, Fenner &
                        Smith Incorporated (Incorporated by Reference to
                        Registrant's Post-Effective Amendment No. 8 to Form S-6
                        Registration No. 33-55472 Filed April 29, 1997)

         (b)            Sales Agreement between Merrill Lynch Life Insurance
                        Company and Merrill Lynch Life Agency Inc. (Incorporated by Reference to Registrant's Post-Effective Amendment
                        No. 8 to Form S-6 Registration No. 33-55472 Filed April
                        29, 1997)

         (c)            Schedules of Sales Commissions. See Exhibit A(3)(b)
                        (Incorporated by Reference to Registrant's
                        Post-Effective Amendment No. 8 to Form S-6 Registration
                        No. 33-55472 Filed April 29, 1997)

         (d)            Indemnity Agreement between Merrill Lynch Life Insurance
                        Company and Merrill Lynch Life Agency, Inc.
                        (Incorporated by Reference to Registrant's
                        Post-Effective Amendment No. 8 to Form S-6 Registration
                        No. 33-55472 Filed April 29, 1997)

     (4)                Not applicable

     (5) (a)            Modified Single Premium Variable Life Insurance Policy
                        (Incorporated by Reference to Registrant's Pre-Effective
                        Amendment No. 1 to Form S-6 Registration Statement No.
                        333-47844 Filed on December 22, 2000)


         (b)    (1)     Backdating Endorsement (Incorporated by Reference to
                        Registrant's Form S-6 Registration Statement No.
                        333-47844 Filed on October 12, 2000)

                (2)     Guaranteed Benefits Rider for Modified Single Premium
                        Variable Life Insurance Policy (Incorporated by
                        Reference to Registrant's Form S-6 Registration
                        Statement No. 333-47844 Filed on October 12, 2000)

                (3)     Change of Insured Rider for Modified Single Premium
                        Variable Life Insurance Policy (Incorporated by
                        Reference to Registrant's Form S-6 Registration
                        Statement No. 333-47844 Filed on October 12, 2000)

         (c)    (1)     Variable Life Insurance Application (Incorporated by
                        Reference to Registrant's Form S-6 Registration
                        Statement No. 333-47844 Filed on October 12, 2000)

                (2) Application for Reinstatement (Incorporated by Reference to Registrant's Pre-Effective Amendment No. 1 to Form
                        S-6 Registration No. 33-41829 Filed April 16, 1992)

     (6) (a) Articles of Amendment, Restatement, and Redomestication of the Articles of Incorporation of Merrill Lynch Life
                        Insurance Company (Incorporated by Reference to
                        Registrant's Post-Effective Amendment No. 8 to Form S-6
                        Registration No. 33-55472 Filed April 29, 1997)

         (b)            Amended and Restated By-Laws of Merrill Lynch Life
                        Insurance Company (Incorporated by Reference to
                        Registrant's Post-Effective Amendment No. 8 to Form S-6
                        Registration No. 33-55472 Filed April 29, 1997)

     (7)                Not applicable

     (8) (a)            Form of Participation Agreement Among Merrill Lynch Life
                        Insurance Company, Alliance Capital Management L.P., and
                        Alliance Fund Distributors, Inc. (Incorporated by
                        Reference to Merrill Lynch Life Variable Annuity
                        Separate Account A's Post-Effective Amendment No. 10 to
                        Form N-4 Registration No. 33-43773 Filed December 10,
                        1996)

         (b)            Form of Participation Agreement Among MFS Variable
                        Insurance Trust, Merrill Lynch Life Insurance Company, and Massachusetts Financial Services Company
                        (Incorporated by Reference to Merrill Lynch Life
                        Variable Annuity Separate Account A's Post-Effective
                        Amendment No. 10 to Form N-4 Registration No. 33- 43773
                        Filed December 10, 1996)

         (c)            Participation Agreement By and Among AIM Variable
                        Insurance Funds, Inc., AIM Distributors, Inc., and
                        Merrill Lynch Life Insurance Company (Incorporated by
                        Reference to Merrill Lynch Life Variable Annuity
                        Separate Account A's Post-Effective Amendment No. 11 to
                        Form N-4 Registration No. 33-43773 Filed April 24, 1997)

         (d)            Form of Participation Agreement among Merrill Lynch Life
                        Insurance Company, Hotchkis and Wiley Variable Trust, and Hotchkis and Wiley (Incorporated by reference to Merrill Lynch Life Variable Annuity Separate Account A's
                        Post-Effective Amendment No. 12 to Form N-4 Registration
                        No. 33-43773 Filed May 1, 1998)

         (e)            Form of Participation Agreement among Davis Variable
                        Account Inc., Davis Distributors, LLC and Merrill Lynch
                        Life Insurance Company (Incorporated by Reference to
                        Registrant's Pre-Effective Amendment No. 2 to Form N-4
                        Registration No. 333-90243 Filed March 31, 2000)

         (f)            Form of Participation Agreement among Delaware Group
                        Premium Fund, Delaware Distributors, LP and Merrill
                        Lynch Life Insurance Company (Incorporated by Reference to Registrant's Pre-Effective Amendment No. 2 to Form
                        N-4 Registration No. 333-90243 Filed March 31, 2000)

         (g)            Form of Participation Agreement among PIMCO Variable
                        Insurance Trust, PIMCO Funds Distributors, LLC and
                        Merrill Lynch Life Insurance Company (Incorporated by
                        Reference to Registrant's Pre-Effective Amendment No. 2
                        to Form N-4 Registration No. 333-90243 Filed March 31,
                        2000)

         (h)            Form of Participation Agreement among Seligman
                        Portfolios Inc., Seligman Advisors, Inc. and Merrill
                        Lynch Life Insurance Company (Incorporated by Reference to Registrant's Pre-Effective Amendment No. 2 to Form
                        N-4 Registration No. 333-90243 Filed March 31, 2000)

         (i)            Form of Participation Agreement among Van Kampen Life
                        Investment Trust, Van Kampen Funds Inc., Van Kampen
                        Asset Management Inc. and Merrill Lynch Life Insurance
                        Company (Incorporated by Reference to Registrant's
                        Pre-Effective Amendment No. 2 to Form N-4 Registration
                        No. 333-90243 Filed March 31, 2000)

         (j)            Form of Participation Agreement Between Merrill Lynch
                        Variable Series Funds, Inc. and Merrill Lynch Life
                        Insurance Company. (Incorporated by Reference to Merrill
                        Lynch Life Variable Annuity Separate Account A's
                        Post-Effective Amendment No. 10 to Form N-4,
                        Registration No. 33-43773 Filed December 10, 1996).

         (k)            Amendment to the Participation Agreement Between Merrill
                        Lynch Variable Series Funds, Inc. and Merrill Lynch Life
                        Insurance Company dated April 15, 1998. (Incorporated by
                        Reference to Merrill Lynch Life Variable Annuity
                        Separate Account A's Registration Statement on Form N-4,
                        Registration No. 333-90243 Filed November 3, 1999.)

         (l)            Amendment to the Participation Agreement Among Merrill
                        Lynch Life Insurance Company, Alliance Capital
                        Management L.P., and Alliance Fund Distributors, Inc.
                        dated May 1, 1997. (Incorporated by Reference to Merrill
                        Lynch Life Variable Annuity Separate Account A's
                        Registration Statement on Form N-4, Registration No.
                        333-90243 Filed November 3, 1999.)

         (m)            Amendment to the Participation Agreement Among Merrill
                        Lynch Life Insurance Company, Alliance Capital
                        Management L.P., and Alliance Fund Distributors, Inc.
                        dated June 5, 1998. (Incorporated by Reference to
                        Merrill Lynch Life Variable Annuity Separate Account A's
                        Registration Statement on Form N-4, Registration No.
                        333-90243 Filed November 3, 1999.)

         (n)            Amendment to the Participation Agreement Among Merrill
                        Lynch Life Insurance Company, Alliance Capital
                        Management L.P., and Alliance Fund Distributors, Inc.
                        dated July 22, 1999. (Incorporated by Reference to
                        Merrill Lynch Life Variable Annuity Separate Account A's
                        Registration Statement on Form N-4, Registration No.
                        333-90243 Filed November 3, 1999.)

         (o)            Amendment to the Participation Agreement Among
                        MFS(R)Variable Insurance Trust, Merrill Lynch Life
                        Insurance Company, and Massachusetts Financial Services
                        Company dated May 1, 1997. (Incorporated by Reference to
                        Merrill Lynch Life Variable Annuity Separate Account A's
                        Registration Statement on Form N-4, Registration No.
                        333-90243 Filed November 3, 1999.)

         (p)            Amendment to the Participation Agreement By And Among
                        AIM Variable Insurance Funds, Inc., AIM Distributors,
                        Inc., and Merrill Lynch Life Insurance Company dated May
                        1, 1997. (Incorporated by Reference to Merrill Lynch
                        Life Variable Annuity Separate Account A's Registration
                        Statement on Form N-4, Registration No. 333- 90243 Filed
                        November 3, 1999.)

         (q)            Amendment to the Participation Agreement Among Merrill
                        Lynch Life Insurance Company and Hotchkis and Wiley
                        Variable Trust. (Incorporated by Reference to Merrill
                        Lynch Life Variable Annuity Separate Account A's
                        Registration Statement on Form N-4, Registration No.
                        333-90243 Filed November 3, 1999.)

     (9) (a)            Agreement between Merrill Lynch Life Insurance Company
                        and Merrill Lynch Series Fund, Inc. (Incorporated by
                        Reference to Registrant's Post-Effective Amendment No. 8
                        to Form S-6 Registration No. 33-55472 Filed April 29,
                        1997)

         (b) Agreement between Merrill Lynch Life Insurance Company and Merrill Lynch Funds Distributor, Inc. (Incorporated by Reference to Registrant's Post-Effective Amendment
                        No. 8 to Form S-6 Registration No. 33-55472 Filed April
                        29, 1997)

         (c) Agreement between Merrill Lynch Life Insurance Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated
                        (Incorporated by Reference to Registrant's
                        Post-Effective Amendment No. 8 to Form S-6 Registration
                        No. 33-55472 Filed April 29, 1997)

         (d)            Management Agreement between Merrill Lynch Life
                        Insurance Company and Merrill Lynch Asset Management,
                        Inc. (Incorporated by Reference to Registrant's
                        Post-Effective Amendment No. 8 to Form S-6 Registration
                        No. 33-55472 Filed April 29, 1997)

    (10)                Memorandum describing Merrill Lynch Life Insurance
                        Company's Issuance, Transfer and Redemption Procedures

2. Opinion and Consent of Barry G. Skolnick, Esq. as to the legality of the securities being registered

3.                      Not applicable

4.                      Not applicable

5. Opinion and Consent of Deborah J. Adler, F.S.A. as to actuarial matters pertaining to the securities being registered

6.              (a)     Power of Attorney of David E. Dunford (Incorporated by
                        Reference to Registrant's Post-Effective Amendment No. 2
                        to Form S-6 Registration No. 33-55472 Filed March 1,
                        1994)

                (b)     Power of Attorney of Gail R. Farkas (Incorporated by
                        Reference to Registrant's Post-Effective Amendment No. 6
                        to Form S-6 Registration No. 33-55472 Filed February 29,
                        1996)

                (c)     Power of Attorney of Barry G. Skolnick (Incorporated by
                        Reference to Registrant's Post-Effective Amendment No. 2
                        to Form S-6 Registration No. 33-55472 Filed March 1,
                        1994)

                (d)     Power of Attorney of Anthony J. Vespa (Incorporated by
                        Reference to Registrant's Post-Effective Amendment No. 2
                        to Form S-6 Registration No. 33-55472 Filed March 1,
                        1994)

                (e)     Power of Attorney of Matthew J. Rider (Incorporated by
                        Reference to Registrant's Form S-6 Registration
                        Statement No. 333-47844 Filed on October 12, 2000)

7.              (a)     Written Consent of Barry G. Skolnick, Esq.

                (b)     Written Consent of Deborah J. Adler, F.S.A (See Exhibit
                        Item 5)

                (c)     Written Consent of Sutherland Asbill & Brennan LLP

                (d)     Written Consent of Deloitte & Touche LLP, Independent
                        Auditors

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Variable Life Separate Account, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Plainsboro and the State of New Jersey, on the 9th day of February, 2001.

                  Merrill Lynch Variable Life Separate Account
                                  (Registrant)

                    By: Merrill Lynch Life Insurance Company
                                   (Depositor)



       /s/ Edward W. Diffin, Jr.                       /s/ Barry G.Skolnick
       -----------------------------                   -------------------------
Attest:     Vice President                          By:    Senior Vice President


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 9, 2001.

                SIGNATURE                                          TITLE
                ---------                                          -----

            /s/  Anthony J. Vespa            Chairman of the Board, President, and Chief Executive Officer
-----------------------------------
                 Anthony J. Vespa

             /s/ Matthew J. Rider            Director, Senior Vice President, and Chief Financial Officer
-----------------------------------
                 Matthew J. Rider

             /s/ David M. Dunford            Director, Senior Vice President, and Chief Investment Officer
-----------------------------------
                 David M. Dunford

             /s/ Gail R. Farkas              Director and Senior Vice President
-----------------------------------
                 Gail R. Farkas

By:          /s/ Barry G. Skolnick            In his own capacity as Director, Senior Vice President,
        -------------------------------       Secretary, General Counsel, and as Attorney-In-Fact
By:              Barry G. Skolnick

                                  EXHIBIT INDEX

1.A. (10)               Memorandum describing Merrill Lynch Life Insurance Company's
                        Issuance, Transfer and Redemption Procedures

  2. Opinion and Consent of Barry G. Skolnick, Esq. as to the legality of the securities being registered

  5. Opinion and Consent of Deborah J. Adler, F.S.A. as to actuarial matters pertaining to the securities being registered

  7.            (a)     Written Consent of Barry G. Skolnick, Esq.

                (c)     Written Consent of Sutherland Asbill & Brennan LLP

                (d)     Written Consent of Deloitte & Touche LLP, Independent Auditors